Pinnacle[SM]

FINANCIAL PARTNERS


12025618

2011 ANNUAL REPORT

Pinnacle Vision

To be the best financial services firm and the best place to work in Tennessee

ENGAGED ASSOCIATES

- Delight clients by delivering more than expected
- Feel empowered to do their best work
- Look forward to spending their careers at Pinnacle

ENGAGED CLIENTS

- Rely on Pinnacle for effective advice
- Rave about distinctive service to others
- Become clients for life

ENGAGED SHAREHOLDERS

- Continue to invest for the long-term
- Appreciate the focus on both growth and soundness
- Value Pinnacle's dedication to clients


Chiliween Champ
GO TEAM PINNACLE
Pinnacle
Pinnacle

DEAR FELLOW SHAREHOLDERS,

Although the nation is now beginning to experience some relief from the severe recession of the past three years, 2011 was still chaotic for us and all businesses. More than ever, we all were affected by increased regulation, partisan roadblocks in Washington, wild fluctuations in money markets, social unrest in the Middle East and the global economy.

Despite these unprecedented challenges, 2011 was a pivotal year for this firm. Going in, we outlined two primary priorities: aggressively deal with credit issues and build the firm's core earnings capacity. Throughout this report you will see the results of our intense focus on these two fronts.

Progress on the firm's soundness, our top priority, has been substantial. Asset quality metrics such as credit costs, classified assets, non-performing loans and "other real estate owned" decreased substantially and sequentially each quarter as we went through the year. We believe we are now in a position to complete our balance sheet rehabilitation and return the firm to more normalized credit metrics by the end of 2012.

To grow core earnings, we continued to execute on the strategic model of organic growth that has served us so well since our founding. Financial advisors worked hard – and successfully – to expand and secure relationships with businesses and individuals. Strong growth in commercial loans and demand deposits as well as an expanding net interest margin were significant factors in our success.

MAJOR ACCOMPLISHMENTS IN A WATERSHED YEAR

Continued high client satisfaction. The value of this franchise is built on our ability to serve clients better than the large regional banks with whom we compete. Not only have we been recognized again this year by Greenwich Associates as one of the best banks in the United States in terms of "overall client satisfaction" among business clients, but also more than 97 percent of respondents reported on their 2011 client survey that "Pinnacle is *recognizably better* than the competition."

Significant growth in low-cost core deposits. Pinnacle successfully repositioned its deposit base so that average balances for noninterest-bearing demand, interest checking and money market accounts increased by 17.2 percent over the average balances for 2010, while average balances for higher-cost time deposits decreased 38.2 percent during the same time period.

Margin expansion. The primary driver of increasing our net interest margin from 3.29 percent at year-end 2010 to 3.65 percent at year-end 2011 was the outstanding work by our financial advisors to capitalize on our "service and advice" value proposition to lower our cost of funds.

Earnings growth. Increases in C&I loans, demand deposits and revenues, continued reductions in problem loans and the reversal of a previously established deferred tax valuation allowance spurred our earnings growth. All performance indicators clearly signal that our firm is well positioned to capitalize on future growth opportunities, which we believe are significant.

25% TARP repayment with no common share dilution. In December, Pinnacle redeemed 25 percent of the preferred shares originally issued to the U.S. Treasury under the TARP Capital Purchase Program in 2008. Pinnacle used existing cash balances as opposed to issuing more common shares to pay the Treasury approximately $23.8 million for the redemption of the preferred shares. We believe our patient approach to TARP redemption with little or no common share dilution is vastly different than most peer banks and will result in significant long-term shareholder value.

PINNACLE'S ADVANTAGES GOING FORWARD

Location. Tennessee has a longstanding reputation for growing existing businesses and attracting new ones. Data show that the state continues to outpace the nation in recovery. In November 2011, *Site Selection* magazine ranked Tennessee as one of the top 10 business climates in the U.S. Within Tennessee, Pinnacle has the additional advantage of operating in the state's two most dynamic markets, Nashville and Knoxville. *Forbes* recently named Nashville No. 3 on its list of "Boom Towns." Knoxville, as headquarters for TVA and with its proximity to the Oak Ridge National Laboratory, was the fourth top "High Tech Hub" in a survey by *Business Facilities.*

High level of client advocacy. Much has been written in business journals about "net promoter scores" — a measure of client advocacy. Independent research indicates that, in Nashville and Knoxville, none of our competitors has generated higher client satisfaction than Pinnacle.

Opportunities to increase shareholder value. Our case for independence in our second decade is contingent upon identifying and seizing those opportunities that allow us to be an "over performer" compared with our peers. We remain determined to do this by executing the following tactics:

- **Focus on new and expanded client relationships.** A key to our success has always been our ability to attract financial advisors who had large client bases and years of success at competitor institutions in our two markets. Having experienced the benefits of this strategy, we resumed our aggressive recruitment of high performing producers. A number of those have quickly made significant contributions, and continuous recruitment of high producers should enhance our track record for moving market share in 2012 and beyond.
- **Repay remaining TARP preferred shares.** We plan to seek regulatory approval and anticipate that our strong capital position and our earnings performance will allow us to redeem the remaining shares with little or no common share dilution.
- **Make quick responses to continuing regulatory changes.** We project that the elevated regulation mandated by the Dodd-Frank Act and non-client-friendly responses by large regionals will only increase going forward. As a smaller, more-nimble firm, we will continue to act swiftly to make adjustments and take advantage of the opportunity to differentiate Pinnacle from the large regionals.



As we have stressed throughout this letter, 2012 will not be a year to rest on our recent laurels. Amid the many challenges we have faced in this most recent recession – in many ways because of them – we are confident that our firm is better prepared to face the tough challenges and take advantage of the many opportunities we see.

As you review the information in this report, we hope you will agree that we have accomplished what we told you we would do in last year's report. More importantly, we hope you share our confidence in the future of your investment. Your comments, feedback and visits at any time are encouraged.

Sincerely,

M. Terry Turner
President and CEO

Robert A. McCabe, Jr.
Chairman

The Pinnacle Experience

ENGAGED ASSOCIATES  ENGAGED CLIENTS  ENGAGED SHAREHOLDERS

The Pinnacle Experience:

ENGAGED ASSOCIATES

When we started Pinnacle in 2000, we were very intentional about the culture we wanted to create – the best place to work in Tennessee. To achieve this vision, Pinnacle built a multi-faceted program aimed at creating an environment where people can become fully engaged, enjoy what they're doing and be successful. By every measure we have succeeded in accomplishing our goal.



Examples of ways Pinnacle engages associates:

- President and CEO Terry Turner serves as a role model for all managers by devoting a significant amount of his time to internal communications. Monthly meetings for all associates to discuss the firm's vision, performance and future priorities, as well as frequent blogs on the company's intranet, illustrate his commitment.
- Leadership Team members conduct "listening sessions" to ensure associates give feedback about what's working and what's not.
- Everyone on the team receives an annual values assessment reflecting how well they are living out the Pinnacle values in the workplace.
- All associates are awarded restricted common shares when they join Pinnacle and annually thereafter, which has created an unusually strong sense of ownership among associates.

STRONG ENGAGEMENT RESULTS AGAIN IN 2011

The annual work environment survey measures the results of Pinnacle's intense focus on engaging associates, which is, in turn, the key to engaging clients. Again in 2011 Pinnacle enjoyed an unusually high level of associate engagement during a challenging year that required exceptional efforts. It is a credit to Pinnacle's leadership and associates that the firm actually saw an increase in associate engagement in 2011, even higher than pre-recession levels.

Richard Boyer with ModernThink LLC, the company that administers Pinnacle's survey each year, made these observations about Pinnacle's 2011 results:

"I can confidently say that the associate engagement levels at Pinnacle are so strong that they would be competitive in any workplace quality program across the country. There can be little doubt the strength of the culture was a major contributing factor to PNFP's successful navigation through difficult times. The quality of communication across the firm, the confidence in the Leadership Team and the culture of accountability combine to create a truly unique work environment/culture that ranks among the best in the country."



WHAT ASSOCIATES VALUE MOST

In addition to measuring specific work environment conditions that are highly correlated with low turnover, high productivity and high profitability, the annual survey also asks the open-ended question, "What do you value most at Pinnacle?" Associates' verbatim responses clearly reflect the high level of job satisfaction and the difference in the workplace experience they find at Pinnacle.

HIGH MARKS FROM ASSOCIATES

"Great leaders, great leadership, family first, concern for our associates' overall well-being, concern for our health, our financial security, our future, our families, our work environment, happiness in our job and in life. This firm looks at us as a whole person."

"This is the only place I have ever worked that I feel like the people you work with actually care about you and your family. The way that everyone pulls together in times of need just leaves me speechless."

"We are owners and have a voice within the firm and value the Leadership Team for communicating with us openly and honestly about what is going on during these hard economic times."

"We are all in it together. We either win together or lose together, and that's important to being a successful firm."

"Everyone works together as a team to get a task done. You don't hear people saying that it is not part of their job description to do something else. Everyone just jumps in and gets it done."

EXTERNAL RECOGNITION REFLECTS "WORKPLACE OF CHOICE"



2011 AWARDS

MAY 2011 – For the eighth consecutive year, Pinnacle is a winner of the *Nashville Business Journal's* "Best Places to Work" award.

OCTOBER 2011 – Pinnacle receives the "Most Improved" award during the U.S. City Challenge, an eight-week competition that encouraged associates at Nashville companies to set health goals.

NOVEMBER 2011 – *NashvillePost* magazine names Pinnacle a "Best Employer" in the large companies category for the second consecutive year.

DECEMBER 2011 – *Nashville Business Journal* names Pinnacle a finalist in its "Healthiest Employers" award. The companies were judged based on wellness programs for their employees.

PARTNERS WITH OUR COMMUNITIES

Making financial contributions and encouraging volunteerism for many worthwhile causes helps Pinnacle fulfill a key component of its mission: "to make a significant impact on the community." We understand that our success and the success of the communities we serve throughout Tennessee are intimately bound together. Realizing that nonprofits have an even tougher time with funding in a bad economy, Pinnacle has continued making significant contributions in the nine counties we serve. We give in four priority categories: education; health and human services; arts; and economic development, with preference given to organizations where our associates are actively involved. Equally important is encouraging all Pinnacle associates to be volunteers and leaders in the causes about which they are passionate.


Pinnacle


Pinnacle

COMMUNITY CONTRIBUTIONS



Total of 20,575 volunteer hours for 354 not-for-profits in 2011



All in all, Pinnacle associates logged 20,575 hours for 354 not-for-profits in 2011. Every spring large numbers of Pinnacle associates and their families turn out for the annual Special Olympics to manage the bocce ball competition. Our associates say that forging relationships with the participants and experiencing their courage and determination firsthand makes it their most rewarding volunteer experience.

Associates across the firm used their financial skills by serving on finance and fund raising committees of philanthropic organizations and working in the Volunteer Income Tax Assistance centers to assist low income individuals prepare their taxes without charge. Others teach financial literacy classes for organizations that reach out to first time homebuyers or those who have credit issues.

Pinnacle associates served as mentors in schools that have a high percentage of children on the free and reduced lunch program. During March, Pinnacle associates dressed up as "Cat in the Hat" and participated in the Read Across America celebration of Dr. Seuss' birthday.

TWO TOP COMMUNITY PRIORITIES

AFFORDABLE HOUSING

Highlights of Pinnacle's Long-Term Involvement:

- Helping secure more than $7.3 million in grants from the Federal Home Loan Bank of Cincinnati
- Providing financing and grant money for 452 new affordable single-family units, 52 new affordable rental units and 362 rehabilitated rental units in total since 2003
- Servicing more than 369 Habitat for Humanity loans with a total value of more than $22 million at no cost to the borrower or to the Habitat affiliate
- Volunteering Pinnacle associates to build Habitat homes in four of the counties we serve in 2011
- Providing down payment assistance for 149 affordable single-family homes
- Helping 17 families remain in their homes using grant funding and counseling services such as dealing with late payment and re-working terms of loans


Habitat for Humanity

Associates helped at a Habitat for Humanity build.



Pinnacle Partners with Our House to Serve Low-Income and Minority Families

In 2011 Pinnacle was named the exclusive provider of $6.5 million of first mortgage loans for up to 75 homes as part of *Our House*, an innovative new program targeted at low income and minority families who can't afford other types of affordable housing.

The home buyer and *Our House* share the equity, with *Our House* covering 25 percent of the cost of the house and Pinnacle providing 74 percent in a first mortgage loan up to $110,000. Buyers are responsible for a nominal 1 percent down payment.

A DYNAMIC DOWNTOWN



A significant hallmark of a dynamic community is a dynamic downtown – one that provides compelling amenities, attractions and services for businesses, residents and visitors.

As a locally owned bank, Pinnacle supports the importance of downtown Nashville to the region in multiple ways:

- Location of our headquarters downtown. Pinnacle made a commitment to station our headquarters downtown when we were founded. Today Pinnacle is a major tenant in the Pinnacle at Symphony Place, an exciting new office building that opened in 2009.
- Leadership for the Downtown Partnership. This coalition of business and community groups focuses on successful public-private partnerships. Residential development, new retail, safety and parking are illustrative of the programs the Downtown Partnership initiates. Key leaders at Pinnacle play significant roles in this organization.
- Support of downtown cultural and entertainment venues. Historically, the country music venues such as the Ryman and Tootsies have been the primary entertainment attractions downtown. However, in the last two decades the number and diversity of venues have enhanced the quality of life and Nashville's offerings for visitors. A stadium for our NFL team, the Bridgestone Arena where our NHL team plays, the Schermerhorn Symphony Center, a new Nashville Public Library and the Frist Center for the Visual Arts are just a few attractions that Pinnacle supports in a variety of ways.

In 2013 the Music City Center, a 1.2 million square foot convention facility a block from Pinnacle's headquarters, will take Nashville's hospitality industry to a new level. Hundreds of thousands of visitors will see our city for the first time. The Music City Center will also be the catalyst for many new businesses, venues and amenities in the heart of downtown Nashville.

The Pinnacle Experience:

ENGAGED CLIENTS

Our excited and engaged associates wow clients with an experience they won't find at any of our competitors. Client feedback validates the importance of staying the course with the same four key business strategies we've employed since the firm's inception.

1. Focus on businesses and consumers that desire a deep relationship with their financial partner – not simply the lowest cost.
2. Provide distinctive service and effective advice.
3. Hire and retain highly experienced and qualified financial services professionals.
4. Offer a full line of financial services, including banking, investments, mortgage, trust, insurance, online banking and treasury management.

Strategy 1

Focus on businesses and consumers that desire a deep relationship with their financial partner – not simply the lowest cost.

Pinnacle's surveys and research by a prestigious third-party validate that the firm is excellent at delivering distinctive service and effective advice.

2011 Greenwich Excellence Award

Greenwich Associates named Pinnacle a winner for distinguished service in six categories. The financial services research firm evaluated more than 750 banks by conducting thousands of interviews with banking clients. Pinnacle's recognition includes:

- National and regional awards for overall satisfaction in small business banking
- National and regional awards for overall satisfaction in middle market banking
- Regional awards for overall satisfaction in treasury management services in both small business and middle market banking

High Scores on Pinnacle Client Surveys

The chart below shows five of the 14 measures used to track client satisfaction year to year. With a response rate of over 40 percent, the annual survey indicates 97 percent of respondents think "Pinnacle is recognizably better than its competition."

2011 Service Quality — Representative Measures

My Financial Advisor....	Q1	Q2	Q3	Q4	Average
1. Is in touch with me frequently enough to know and meet my needs.	4.72	4.74	4.70	4.69	**4.72**
2. Demonstrates knowledge and experience necessary to meet my needs.	4.86	4.87	4.84	4.83	**4.85**
3. Provides timely responses to my requests.	4.85	4.86	4.83	4.83	**4.85**
4. Ensures accuracy in all our work.	4.82	4.85	4.79	4.79	**4.81**
5. Is recognizably better than his/her competitors.	4.78	4.83	4.80	4.79	**4.80**

Clients are asked to rate Pinnacle on a scale of 1 to 5 with 5 indicating "Strongly Agree"

CLIENT TESTIMONIALS


TOOT'S
Good Food & Fun

Pinnacle financial advisor Rodney Barrett, Wade Hayes and Miller Loughry Beach principal Ken Halliburton

"Pinnacle has been a great partner in helping me expand my Toot's Restaurants to three Rutherford County locations and providing me with a wide array of financial services. I realized how valuable the relationship was when my flagship location was severely damaged by a straight-line wind earlier this year. My financial advisor and Pinnacle's insurance arm, Miller Loughry Beach, helped me with everything I needed to do to make repairs and get open again."

Wade Hayes
Toot's Restaurants

"We chose Pinnacle Bank because they have a similar operating philosophy to Coulter & Justus. We both hire experienced people and have little turnover. As a result clients receive exceptional service from exceptional people."

Sam Coulter, CPA
President, Coulter & Justus, P.C.



Pinnacle financial advisor David Dooley and Sam Coulter



William A. McGugin and
Pinnacle trust advisor Scott Lindsey

"In serving as the escrow and disbursement agent for our firm, Pinnacle trust is the point of contact for both our investors and the investment we make. We have found their operations and execution to be flawless. We are able to get the same level of expertise you find at the big national banks, but we also find great comfort with the personal touch we get at Pinnacle."

William A. McGugin
President & CEO, REIT Investment Group

"As a private company, we depend on our bank to be our primary source of capital above our own equity. In making a decision to find a new bank, we felt we would feel more secure with a Tennessee-owned bank where decisions were made locally, but it had to be large enough to handle our credit needs. We also wanted to know the top leadership of the bank personally and be familiar with the team we would be working with day-to-day. Pinnacle was the obvious choice to meet all of these needs. The transition went very smooth, and we are very satisfied with the advice and service we get from Todd Carter, our financial advisor, and his team at Pinnacle."



Pinnacle financial advisor Todd Carter and Robert S. Doochin

Robert S. Doochin
President, American Paper & Twine Co.

Strategy 2

Provide distinctive service and effective advice.

Every associate knows that Pinnacle's mantra is distinctive service and effective advice. This mantra is top of mind every day in every interaction with every client and colleague. Pinnacle's goal for distinctive service and effective advice is to "wow" every client. This means going beyond what is expected, such as good service,

Surprise and Delight



Tammy Dunn

Doing the unexpected on behalf of clients comes naturally for Pinnacle associates. Tammy Dunn in the Client Service Center received a frantic call from a client who was trying to use her Pinnacle debit card to buy tickets so her daughter could go to her first concert – a Taylor Swift performance in Nashville. But the bank verification processor that Ticketmaster uses was experiencing problems and wouldn't complete verification of the transaction.

The client was in a panic because these were the last two tickets available, and her session on the website was about to expire. Tammy tried to get the debit card verified but faced the same technical problems as the client. In the meantime, the session expired, so Tammy got back onto the Ticketmaster site and used her own credit card to buy the two tickets for the client. Thanking Tammy for going above and beyond, the client later wrote, "I don't know many employees of a company that would use their own personal credit card to help someone."

Leverage Every Resource



Rhonda Hilgadiack

Gina Scott

Tennessee Physicians Alliance, with three affiliate physician practices that all use the same payroll processing provider, was opening numerous Health Savings Accounts (HSAs) at Pinnacle, but the payroll processor was not agreeing to handle the corporate contributions. Pinnacle uses the same payroll processor, so financial advisor Gina Scott contacted Rhonda Hilgadiack, who handles Pinnacle's payroll function, for additional help.

Rhonda first offered to talk with our client to walk them through the process. She then conferenced in our payroll processing representative to get all of our client's questions answered and ensured that the payroll processor would handle the corporate contributions. Rhonda then went further by meeting with our client to show them ways to work with the payroll processor to make the entire payroll process easier and more efficient going forward. Gina knew the best way to serve her client was to involve a Pinnacle team member whose special expertise was exactly what they needed.

and doing more than what is sometimes memorable, such as proactively correcting a mistake. Our standard for wowing clients is to do things that are ***always*** memorable, delight them, provide unexpected answers and anticipate their unspoken needs.

Own the Client's Problem


Shannon
Prow

Treasury Management got a call late one afternoon from a client letting us know he was having trouble with his accounting software and couldn't get the direct deposit of payroll file uploaded so he could pay his company's employees.

His efforts to get the accounting software provider to help him fix the errors and recreate the file were unsuccessful. So he called Treasury Management's Shannon Prow for help. Shannon asked our client to send her the payroll file in a secure email, and then she combed through the extensive file line by line to find the routing number errors.

She corrected the file, but because the software still wasn't working properly, she manually entered the entire file. She was able to provide a completely corrected file that was submitted without errors, and our client's employees were paid accurately and on time.

Make It Personal


Beverly
Garrett

Caring with a capital "C" is a hallmark of Pinnacle's client service. No one knows that better than one of Pinnacle's business clients whose special needs son goes with her when she makes her business deposits. The boy is a Presidential coin collector, and Green Hills service specialist Beverly Garrett keeps track of which coins he has and which ones he needs. When she gets a new coin that she knows he doesn't have, Beverly calls to let him know and then holds the coin for him.

This young man knows Beverly cares about him, and he is genuinely excited to go with his mom when she visits the Green Hills office. This is just one of hundreds of instances where Pinnacle associates make the effort to make a personal connection, not just a business connection, with clients.

Strategy 3

Hire and retain highly experienced and qualified financial services professionals.



Providing this distinctive service and effective advice requires attracting and retaining the best financial professionals in our markets. With an average of 24 years of experience, financial advisors have a long history of success in serving clients in the Nashville and Knoxville markets. Pinnacle's retention rate of 93 percent gives our clients confidence they will have continuity and long-term relationships with their partners at Pinnacle.

ANNUAL ASSOCIATE RETENTION RATE


76.7%
Industry Average (Bureau of Labor Statistics)
93%
Pinnacle Financial Partners

To help meet the aggressive performance goals we set for 2012 and beyond, we are actively recruiting a number of high-profile advisors who have the opportunity to bring large books of business with them. Their vast experiences in areas such as specialty lending, private equity and business ownership, as well as key leadership positions at other banks, are bringing us new expertise and adding to the depth of our Pinnacle team. As with our other financial advisors, it is our expectation that these and the other targeted hires will be highly successful in leveraging their longstanding personal relationships and Pinnacle's distinctive service to consolidate their clients.



Three examples of the great team Pinnacle continues to hire.
L-R: Chuck Lassing, Tom Roady and Ellis Simmons

Strategy 4

Offer a full line of financial services, including banking, investments, mortgage, trust, insurance, online banking and treasury management.

When we started Pinnacle Financial Partners, we set out to be "more than a bank." To do this, we had to be able to meet *all* the financial needs of a client – whether at home, at work or when choosing and managing assets.

The firm organizes its comprehensive platform of financial services around three broad offerings: personal banking, business banking and wealth management. Each client has a financial advisor who "quarterbacks" coordination with all three specialties. This gives clients the benefit of one primary contact that can bring in a team with a variety of expertise to provide a total solution.

Financial advisors for personal banking needs generally wear many hats. In the course of a day they may open a checking account and set up a savings account, CD or money market. Or they may assist with a loan, line of credit and online banking or connect the client with a mortgage advisor.

Pinnacle's advisors to businesses offer a similar range of banking services to companies and their owners. Many of the financial advisors within business banking have expertise in certain industry sectors such as trucking or health care, key business functions such as treasury management or certain market segments such as owner-managed businesses.

PINNACLE #1 IN MIDDLE TENNESSEE LENDING CATEGORIES



SMALL BUSINESS
$577 million



MORTGAGE
$334 million

Source: Nashville Business Journal — *Source: Chandler Reports*

Our wealth management capabilities best demonstrate Pinnacle's intent to be "more than a bank." The associates in wealth management are experts in financial planning, investment management, trust and insurance services. Their goal is to help clients grow, manage and distribute assets.

To ensure that we are offering our clients all the financial services they might need and expanding their product usage, we have put new emphasis on introducing and involving all of the right specialists based on the individual's situation. Keri McInnis of Nashville ranks first in terms of meeting all her clients' needs – both what they ask for and what they need. Kim Ciukowski in Knoxville earns the same top position in that market.



Keri McInnis and Kim Ciukowski

OFFICIAL BANK OF THE TENNESSEE TITANS

Nothing is more integral to the fabric of our community than the Tennessee Titans. They make substantial economic and entertainment contributions to Nashville. Three years ago Pinnacle was selected to be the exclusive financial services provider for the NFL team.

To encourage the almost 70,000 fans who attend the games and the many others who follow the team, Pinnacle has created a special Titans Checking account. On game day, Pinnacle is visible in a big way with signage, promotion on the Jumbotron and "The Pinnacle Scoring Zone."


LP
Pinnacle

CLIENT ENRICHMENT OPPORTUNITIES

Helping clients learn more about the economy, government priorities and other timely topics enhances the effective advice our advisors provide. Small workshops held in the offices offer insights into a variety of topics from Pinnacle associates and outside experts. This past year 28 workshops ranged from how social media can help businesses to tips on tax relief. The Pinnacle Forums held five times a year give participants a chance to hear from leading outside speakers. Tennessee Governor Bill Haslam kicked off the series in March. In May guests attended a special Forum at LP Field with remarks by Tennessee Titans general manager Mike Reinfeldt, followed by a tour of the locker room. Congressman Jim Cooper finished out the year in October by giving his perspective on the environment in Washington and some of the challenges that Congress is tackling.



Gov. Bill Haslam speaks during a Pinnacle Forum in March.

The Learning Center on Pinnacle's website (www.pnfp.com/learning-center) provides a wealth of information about business ownership, fraud protection, retirement and other important client concerns. One section features the Pinnacle 5 Podcast series. These audio broadcasts feature interviews with financial advisors about topics such as "5 Factors in Making Long-term Care Decisions" and "5 Facts about Estate Planning."

The Pinnacle Experience:

ENGAGED SHAREHOLDERS

Throughout our history we have been fortunate to have committed investors at both individual and institutional levels. They have applauded our growth phase and provided support during our turnaround. Now we are ready to begin a third phase in 2012 – one primarily focused on increasing shareholder value through growth and discipline.

PINNACLE'S THREE GROWTH PHASES




Pinnacle opens in Nashville
Pinnacle achieves break even results in 13 months
Pinnacle begins trading on the NASDAQ under ticker "PNFP"
Pinnacle's organic growth achieves $498 million in assets in three years
Nashville Business Journal names Pinnacle Best Place to Work for 2nd time
Pinnacle receives FHLB Community Partnership Award
Assets hit $1 billion at year end, all through organic growth
Pinnacle acquires Cavalry Bancorp in Rutherford Co. (Middle Tenn.)
Pinnacle announces de novo expansion into Knoxville
Pinnacle acquires Mid-America Bancshares in Middle Tenn.
Pinnacle recognized for achieving 2nd highest total shareholder returns over past five years among publicly traded banks
2000
2001
2002
2003
2004
2005
2006
2007
2008


PHASE 1

2000 – 2008

Rapid de Novo Expansion

Nashville Business Journal ranks Pinnacle No. 1 small business lender

Clients continue to rank Pinnacle as most willing to lend, even during the Great Recession

Nashville Business Journal names Pinnacle Best in Business for large employers

Greenwich Associates recognizes Pinnacle as a national leader in overall client satisfaction

2009 | 2010 | 2011

Advantages for PNFP:

- Great markets
- Track record for taking market share
- Disciplined execution
- Experienced associates

Engaging Shareholders

Engaging Clients

Engaging Associates

PHASE 2

PHASE 3

2009 – 2011

Recession Requires New Focus

2012 and BEYOND

Creating Shareholder Value Through Growth and Discipline

PHASE 1

Rapid de Novo Expansion 2000-2008


Pinnacle
NASDAQ

In its first eight years Pinnacle demonstrated success by being "best in class" in terms of organic growth. While loans, deposits and assets were growing at rates far above the industry average, Pinnacle also maintained superior credit quality. Pinnacle acquired Cavalry Bancorp in 2006 and Mid-America Bancshares a year later. Both were large Middle Tennessee franchises. In 2007 Pinnacle also launched a de novo expansion into the Knoxville market.

From Dec. 31, 2000, to Dec. 31, 2008, share price grew an average of 33.2 percent a year. From 2003 to 2008, Pinnacle shareholders had the second-highest return of all publicly traded banks in the United States.

The tide changed with the severe and prolonged recession that began in 2008. Pinnacle reacted by turning its focus away from growth toward aggressively dealing with credit issues, particularly its over concentration in residential real estate, and rebuilding the core earnings capacity of the firm.

Just as Pinnacle's strong execution during the rapid expansion phase out paced its key competitors — Regions, Bank of America, SunTrust and First Tennessee — so has Pinnacle's execution during the turnaround phase.

PHASE 2

Recession Requires New Focus 2009-2011





TARP REPAYMENT

On Dec. 28 Pinnacle redeemed 25 percent of the preferred shares held by the U.S.Treasury in the TARP program using existing cash balances instead of diluting shareholders by issuing more shares of common stock. Pinnacle is working toward receiving regulatory approval to redeem the remaining shares in the next year or so with little or no common share dilution.

PINNACLE OUTPERFORMS PEERS


Cumulative Net Charge-offs to Total Loans
2008-2011
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.67
10.73
11.46
9.49
7.91
Pinnacle
Competitor A
Competitor B
Competitor C
Competitor D


Non-Performing Assets
as a Percentage of Loans and ORE
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2008 Q1
2008 Q2
2008 Q3
2008 Q4
2009 Q1
2009 Q2
2009 Q3
2009 Q4
2010 Q1
2010 Q2
2010 Q3
2010 Q4
2011 Q1
2011 Q2
2011 Q3
2011 Q4
Pinnacle
Competitor A
Competitor B
Competitor C
Competitor D

PHASE 3

Creating Shareholder Value Through Growth and Discipline 2012 and Beyond



Phase One proved that we are excellent at growing the business, and Phase Two helped us bring even greater discipline to our process.

Our priority in Phase Three will be creating shareholder value in two ways:

- Focus on increasing revenue and earnings
- Harvest the benefits of our geographic location

FOCUS ON INCREASING REVENUE AND EARNINGS

To execute here, we will build on our success in growing core earnings and improving our margins. In 2012 we will continue to expand relationships with existing clients, bring in high producers with big books of business and attract substantial numbers of new clients.

As the state's second largest locally owned bank, Pinnacle continues to be well positioned to take market share from the competition. With a stabilizing economic environment in the last half of 2011, our advisors achieved an 8.3 percent increase in our commercial and industrial loans. Much is in place to continue to grow organically and move market share, a long-standing strategy of the firm. Outsized balance sheet growth, an expanding net interest margin and elimination of elevated credit costs should produce meaningful increases in top-line revenues and bottom-line earnings.

PINNACLE POSITIONED TO INCREASE REVENUES AND EARNINGS

Core Deposit Growth and Reduction in Cost of Funds Validates Strong Competitive Positioning


Cost of Funds
Core Deposits (000s)
1.50%
1.30%
1.10%
0.90%
0.70%
0.50%
0.30%
0.10%
-0.10%
$3,600,000
$3,400,000
$3,200,000
$3,000,000
$2,800,000
$2,600,000
$2,400,000
$2,200,000
$2,000,000
$1,800,000
$2,676,016
$2,781,748
$3,224,424
$3,425,571
$3,382,230
$3,437,595
$3,388,692
$3,441,547
1.49%
1.43%
1.35%
1.22%
1.09%
0.98%
0.83%
0.69%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

Margin Improvement is the Primary Lever for Improved Profitability


Net Interest Margin
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
3.25%
3.23%
3.23%
3.29%
3.40%
3.55%
3.60%
3.65%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11

HARVEST THE BENEFITS OF OUR GEOGRAPHIC LOCATION


FINANCIAL PARTNERS

PINNACLE'S PRESENCE IN TENNESSEE


2nd largest bank headquartered in Tennessee


Tennessee one of top 10 business climates

Pinnacle is the second-largest bank holding company headquartered in Tennessee with 29 offices in eight middle Tennessee counties and three offices in Knoxville. Pinnacle holds the fourth-largest market share in Nashville behind three large regionals, making us the largest locally owned alternative. The firm entered the Knoxville market in 2007 on a de novo basis and has quickly grown to be the sixth-largest financial institution in the area.

Businesses and families find many advantages to living in Tennessee – excellent quality of life, moderate climate and numerous tax advantages, such as no personal income tax. In a 2011 Harris Interactive poll, Tennessee was No. 12 among the 50 states for places to live. It also was recognized as one of the top 10 business climates in the United States by *Site Selection* magazine. Within Tennessee, Pinnacle operates in the state's two top markets – Nashville and Knoxville.

PNFP MARKET COMPARISON


'11 – '16 Projected Population Growth (%)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.8%
4.4%
4.5%
3.4%
PNFP
Tennessee
Southeast
U.S.
2016 Projected Median HHI ($)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$67,310
$48,834
$51,209
$57,536
PNFP
Tennessee
Southeast
U.S.

Source: SNL Financial – Deposit data as of 6/30/11 – Median household income is deposit weighted by county

NASHVILLE

"Music City" is a city on the move with its diverse economy, thriving cultural base, entertainment offerings and strong business community. Nashville's central location in the U.S. makes it an unmatched distribution location. Fifty percent of the U.S. population and 24 states are located within a 600-mile radius. Accolades in 2011 include:

- **No. 3 Boom Town in the U.S., *Forbes***
- **No. 3 in U.S. "Digital Cities" ranking, Center for Digital Government**
- **11th "Most Popular City" in the U.S., Harris Interactive**


SUMNER
Hendersonville
CHEATHAM
Ashland City
DAVIDSON
Nashville
Mt. Juliet
Lebanon
DICKSON
Dickson
WILSON
Brentwood
Smyrna
WILLIAMSON
Franklin
RUTHERFORD
Murfreesboro
BEDFORD
Shelbyville

Nashville

Knoxville


Fountain City
KNOX
Northshore
Farragut

KNOXVILLE

Knoxville enjoys a very healthy and diverse economy with an excellent transportation and technology infrastructure. Its population is projected to grow 4.5 percent in the next five years, faster than the nation's. Among Knoxville's rankings in 2011:

- **No. 4 High Tech Hub, *Business Facilities***
- **No. 9 Best City for Jobs, *Forbes***
- **No. 1 in Green Job Growth, Brookings Institute**



SHAREHOLDER ALIGNMENT

A critical factor in creating long-term shareholder value is aligning associate interests with those of our shareholders. Three commitments assure that everyone involved with the firm has a stake as an "owner":

- Inside ownership, including directors, is approximately 9.0 percent.
- All associates participate in some form of equity compensation, and substantially all are shareholders.
- Annual cash incentives are based primarily on meeting targets for loan quality, revenue growth and earnings per share. In 2011 Pinnacle associates earned 115 percent of targeted incentives based on the firm's excellent turnaround performance. This year's incentive payment, the first in three years, signals the firm's renewed momentum.

We remain confident that all of our shareholders will continue to enjoy benefits from this strong alignment and the long-term results it should continue to deliver.

Photograph by Bill Riley

Financial Report

Forward looking statements

Certain of the statements in this report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "goal," "objective," "intend," "plan," "believe," "should," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low, short-term interest rate environment; (iii) the inability of Pinnacle Financial to grow its loan portfolio in the Nashville-Davidson-Murfreesboro-Franklin MSA ("the Nashville MSA") and the Knoxville MSA; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville MSA and the Knoxville MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates; (ix) the results of regulatory examinations; (x) the development of any new market other than Nashville or Knoxville; (xi) a merger or acquisition; (xii) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xiii) the ability to attract additional financial advisors or to attract customers from other financial institutions and conversely, the inability to realize the economic benefits of newly hired financial advisors; (xiv) the impact of governmental restrictions on and discretionary regulatory authority over entities participating in the Capital Purchase Program (the "CPP") of the U.S. Department of the Treasury (the "U.S. Treasury"); (xv) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvi) inability to comply with regulatory capital requirements or to secure any required regulatory approvals for capital actions, including redemption of the remaining preferred shares sold to the U.S. Treasury that are outstanding; and (xvii) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). A more detailed description of these and other risks is contained in "Item 1A. Risk Factors" below. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.


Pinnacle
FINANCIAL PARTNERS

TABLE OF CONTENTS FOR FINANCIALS

	2011	2010	2009	2008	2007[1]
	($ in 000s except per share data)				
Statement of Financial Condition Data (as of December 31):					
Total assets	$ 4,863,951	$ 4,909,004	$5,128,811	$4,754,075	$3,794,170
Loans, net of unearned income	3,291,351	3,212,440	3,563,382	3,354,907	2,749,641
Allowance for loan losses	73,975	82,575	91,959	36,484	28,470
Total securities	897,292	1,018,637	937,555	849,781	522,685
Goodwill, core deposit and other intangible assets	251,919	254,795	257,793	261,032	260,900
Deposits and securities sold under agreements to repurchase	3,785,931	3,979,352	4,099,064	3,717,544	3,081,390
Advances from FHLB and other borrowings	226,069	121,393	212,655	273,609	141,666
Subordinated debt	97,476	97,476	97,476	97,476	82,476
Stockholders' equity	710,145	677,457	701,020	627,298	466,610
Statement of Operations Data:					
Interest income	$ 188,347	$ 203,348	$ 205,716	$ 206,082	$ 150,931
Interest expense	36,882	58,975	74,925	91,867	75,219
Net interest income	151,465	144,373	130,791	114,215	75,712
Provision for loan losses	21,798	53,695	116,758	11,214	4,720
Net interest income after provision for loan losses	129,667	90,678	14,033	103,001	70,992
Noninterest income	37,940	36,315	39,651	34,718	22,521
Noninterest expense	139,107	146,883	118,577	94,478	60,480
Income (loss) before income taxes	28,500	(19,890)	(64,893)	43,241	33,033
Income tax (benefit) expense	(15,238)	4,410	(29,393)	12,367	9,992
Net income (loss)	43,737	(24,300)	(35,500)	30,874	23,041
Preferred dividends and accretion on common stock warrants	6,664	6,142	5,930	309	-
Net income (loss) available to common stockholders	$ 37,073	$ (30,442)	$(41,430)	$ 30,565	$ 23,041
Per Share Data:					
Earnings (loss) per share available to common stockholders – basic	$ 1.11	$ (0.93)	$ (1.46)	$ 1.34	$ 1.43
Weighted average common shares outstanding – basic	33,420,015	32,789,871	28,395,618	22,793,699	16,100,076
Earnings (loss) per common share available to common stockholders – diluted	$ 1.09	$ (0.93)	$ (1.46)	$ 1.27	$ 1.34
Weighted average common shares outstanding – diluted	34,060,228	32,789,871	28,395,618	24,053,972	17,255,543
Book value per common share	$ 18.56	$ 17.22	$ 18.41	$ 22.40	$ 20.96
Common shares outstanding at end of period	34,354,960	33,870,380	33,029,719	23,762,124	22,264,817
Performance Ratios and Other Data:					
Return on average assets	0.77%	(0.61%)	(0.82%)	0.74%	0.96%
Return on average stockholders' equity	5.27%	(4.37%)	(6.10%)	6.13%	8.34%
Net interest margin [2]	3.55%	3.25%	2.93%	3.17%	3.55%
Net interest spread [3]	3.33%	2.99%	2.64%	2.78%	2.88%
Noninterest income to average assets	0.78%	0.72%	0.79%	0.84%	0.94%
Noninterest expense to average assets	2.88%	2.93%	2.34%	2.30%	2.53%
Efficiency ratio [4]	73.45%	81.29%	69.57%	63.43%	61.57%
Average loan to average deposit ratio	86.76%	87.64%	94.51%	97.70%	94.88%
Average interest-earning assets to average interest-bearing liabilities	125.84%	120.27%	117.52%	115.27%	119.46%
Average equity to average total assets ratio	14.6%	13.90%	13.55%	12.15%	11.56%
Asset Quality Ratios:					
Allowance for loan losses to nonaccrual loans	154.6%	102.1%	73.7%	335.95%	144.69%
Allowance for loan losses to total loans	2.25%	2.57%	2.58%	1.09%	1.04%
Nonperforming assets to total assets	1.80%	2.86%	3.01%	0.61%	0.56%
Nonperforming assets to total loans and other real estate	2.66%	4.29%	4.29%	0.86%	0.78%
Net loan charge-offs to average loans	0.94%	1.96%	1.71%	0.11%	0.06%
Capital Ratios (Pinnacle Financial):					
Leverage [5]	11.4%	10.7%	10.7%	10.5%	11.6%
Tier 1 risk-based capital	13.8%	13.8%	13.1%	12.1%	9.5%
Total risk-based capital	15.3%	15.4%	14.8%	13.5%	10.4%

(1) Information for 2007 fiscal year includes the post-merger operations of Mid-America, which Pinnacle Financial merged with on November 30, 2007 and reflects approximately 6.7 million shares of Pinnacle Financial common stock issued in connection with the merger.
(2) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(3) Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(4) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(5) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2011 and 2010 and our results of operations for each of the years in the three-year period ended December 31, 2011. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. During 2011, our focus has been to build our core earnings capacity and to aggressively deal with troubled assets. Our fully diluted net income for the year ended December 31, 2011 was $1.09 per common share available to common stockholders compared to fully diluted net loss per common share available to common stockholders of $0.93 and $1.46 for the years ended December 31, 2010 and 2009, respectively. At December 31, 2011, net loans totaled $3.291 billion, as compared to $3.212 billion at December 31, 2010, while total deposits decreased slightly to $3.654 billion at December 31, 2011 from $3.833 billion at December 31, 2010.

Results of operations. Our net interest income increased to $151.5 million for 2011 compared to $144.4 million for 2010 and $130.8 million for 2009. The net interest margin (the ratio of net interest income to average earning assets) for 2011 was 3.55% compared to 3.25% for 2010 and 2.93% for 2009. Our net interest margin was impacted favorably in all three years by our decreased dependency on wholesale funding and an increased effort to reduce to our cost of funds. Growth within our lower cost money market account balances and a decrease within our time deposits also favorably impacted our net interest margin.

Impacting the provision for loan losses in any accounting period are several matters including the change in outstanding loan balances during the period, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in the risk ratings assigned to our loans, results of regulatory examinations, credit quality comparison to peer banks and the industry at large, and, ultimately, the results of our quarterly assessment of the inherent risks of our loan portfolio including past loan loss experience. The economic downturn and excess supply forced degradation in the local real estate market; that deterioration impacted the amount of charge-offs, impaired loans, risk rating downgrades and assessment of risk inherent in the loan portfolio particularly in 2009 and 2010. Our 2009 provisioning expense was also negatively impacted by a single charge-off of a large, $21.55 million loan to a Georgia bank holding company as a result of the receivership of its bank subsidiary.

Our provision for loan losses was $21.8 million for 2011 compared to $53.7 million in 2010 and $116.8 million in 2009. Our net charge-offs were $30.4 million during 2011 compared to $63.1 million in 2010 and $61.3 million in 2009. During 2011, we decreased our allowance for loan losses as a percentage of loans from 2.57% at December 31, 2010 to 2.25% at December 31, 2011 primarily due to the ongoing resolution of non-performing loans, the reduction of our construction and development portfolio and overall improvements in the asset quality of our loan portfolio during 2011.

Noninterest income for 2011 compared to 2010 increased by $1.6 million, or 4.5%. This growth was primarily attributable to increased production in our fee-based products such as investments, insurance and trust as well as our mortgage origination business. Noninterest income for 2010 compared to 2009 decreased by $3.3 million, or 8.4%, which was primarily attributable to substantially higher gains on the sale of investment securities for the year ended 2009 as compared to 2010.

Noninterest expense for 2011 compared to 2010 decreased by $7.8 million, or 5.3%, primarily due to decreased other real estate owned expenses which decreased by $11.8 million over the 2010 levels. The decrease in other real estate owned expense was partially offset by salaries and employee benefits expense which increased by $9.8 million. The increase in salaries and benefits was primarily attributable to incentive compensation earned in 2011 and the payment of stock-settled salary stock units to our executive officers. The remaining decrease in noninterest expense is attributable to a reduction in various administrative expenses such as FDIC assessments, insurance, and franchise taxes and other expenses. Noninterest expense for 2010 compared to 2009 increased by $28.3 million, or 23.9%, primarily due to increased other real estate owned expenses which increased by $15.0 million over the 2009 levels, and increased salaries and employee benefits expense which increased by $7.9 million. The increase in salary expense between 2009 and 2010 was largely due to new personnel hired to resolve problem assets and increased health insurance costs. The number of full-time equivalent employees decreased from 777 at December 31, 2009 to 769 at December 31, 2010. There were 747 full-time equivalent employees at December 31, 2011.

Income tax benefit for 2011 was $15.2 million compared to income tax expense of $4.4 million in 2010 and income tax benefit of $29.4 million in 2009. The effective income tax benefit for the year ended December 31, 2011 was approximately 53.5%, compared to an income tax rate of 22.2% for the year ended December 31, 2010. For the years ended December 31, 2011 and 2010, our income tax expense rate was principally impacted by the reversal of the deferred tax valuation allowance in the third quarter of 2011 which had been initially established during the second quarter of 2010. We realized an effective income tax expense rate of 45.3% for the year ended December 31, 2009.

Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 73.5% in 2011 compared to 81.3% in 2010 and 69.6% in 2009. Our efficiency ratio was negatively impacted by other real estate owned expenses and other costs related to the management and collection of troubled loans.

Net income available to common stockholders for 2011 was $37.1 million compared to $30.4 million and $41.4 million in net loss available to common stockholders in 2010 and 2009, respectively. Fully-diluted net income per common share available to common stockholders was $1.09 for 2011 compared to fully-diluted net loss per common share available to common stockholders of $0.93 for 2010 and $1.46 for 2009. Included in net income available to common stockholders for the year ended December 31, 2011 was approximately $4.6 million and $2.1 million, respectively, of charges related to preferred stock dividends and accretion of the preferred stock discount related to our participation in the U.S. Treasury's CPP, as compared to $4.8 million and $1.3 million, respectively, for the year ended December 31, 2010 and $4.8 million and $1.1 million, respectively, for the year ended December 31, 2009. The increased charges associated with the accretion of the preferred stock discount in fiscal 2011 over fiscal 2010 were the result of our redemption of 23,750 shares of Series A preferred stock on December 28, 2011.

Financial Condition.

Our loan balances increased by $78.9 million during 2011 compared to a decrease of $350.9 million in 2010. The increase in our outstanding loan balances was offset in part by the continued resolution of non-performing loans, specifically loans within the construction and development portfolio. We reduced our construction and development portfolio by $57.0 million during 2011 and $194.0 million in 2010. We continue to focus on the timely resolution of nonperforming assets.

Total deposits decreased from $3.833 billion at December 31, 2010 to $3.654 billion at December 31, 2011. Within our deposits, the ratio of core funding to total deposits increased from 81.6% at December 31, 2010 to 83.8% at December 31, 2011. The increase in our core funding percentage contributed significantly to our improved cost of funds during 2011. Additionally, we reduced our brokered deposit balance from $14.2 million at December 31, 2010 to zero at December 31, 2011. This reduction was largely due to the efforts of our sales force. We have hired experienced relationship managers that have significant client portfolios and longstanding reputations within the communities we serve. As such, we believe they will attract additional loans and deposits by new and existing small-and middle-market clients as our economy continues to recover.

Capital and Liquidity. At December 31, 2011 and 2010, our capital ratios, including our bank's capital ratios, exceeded regulatory minimum capital requirements. Additionally, we believe our bank would be considered to be "well-capitalized" pursuant to banking regulations at these dates. Our bank may require additional capital from us over that which can be earned through operations. To support the capital needs of Pinnacle National, at December 31, 2011, we had approximately $36.5 million of cash and cash equivalents at the holding company. Additionally, we would continue to use various capital raising techniques in order to support the capital needs of our bank, if necessary.

During the fourth quarter of 2008, we further increased our capital through our participation in the CPP, issuing 95,000 shares of Series A preferred stock for $95 million. Additionally, we issued warrants to acquire 534,910 shares of our common stock to the U.S. Treasury. The warrants have an exercise price of $26.64 each, are immediately exercisable and expire 10 years from the date of issuance. The common stock warrants were assigned a fair value of $6.7 million, as of December 12, 2008. The resulting $88.3 million was assigned to the Series A preferred stock issued in the CPP and will be accreted up to the redemption amount of $95 million prior to the redemption of the Series A preferred stock. During the fourth quarter of 2011, we repurchased 25% of the shares of Series A preferred stock originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. This partial redemption was financed from available cash resources of the Company. Following the partial redemption of the 23,750 shares of Series A preferred stock, 71,250 shares of Series A preferred stock remain issued and outstanding and held by the U.S. Treasury.

Approximately $4.5 million of the discount recorded on the preferred stock has been accreted as a reduction to net income available to common stockholders through December 31, 2011, including the acceleration of the remaining preferred stock discount associated with the shares we redeemed on December 28, 2011. The remaining discount is $2.2 million at December 31, 2011. This discount will be accreted as a reduction to net income available to common stockholders over the next two years at approximately $1.1 million per year unless we receive permission from our regulators to redeem the remaining shares of the Series A preferred stock at which time the remaining balance of the discount associated with such redeemed shares will be reflected as a reduction to net income available to common stockholders.

On June 16, 2009, we issued 8,855,000 shares of our common stock through a public offering resulting in net proceeds to us of approximately $109.0 million further increasing our capital position. As a result, and pursuant to the terms of the warrants issued to the U.S. Treasury in connection with our participation in the CPP, the number of shares issuable upon exercise of the warrants issued to the U.S. Treasury in connection with the CPP was reduced by 50%, or 267,455 shares.

Pinnacle National is a national bank chartered under the Federal National Bank Act. As a result, it is subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. In January 2010, Pinnacle National informally agreed to an OCC requirement that it maintain a minimum Tier 1 capital to average assets ratio of 8% and a minimum total capital to risk-weighted assets ratio of 12%. During the fourth quarter of 2011, the OCC lifted this individual minimum capital requirement although it remains as an internal policy. At December 31, 2011, Pinnacle National had a 13.8% Tier 1 capital to average assets ratio and a 15.3% total capital to risk-weighted assets ratio. Information concerning our and Pinnacle National's regulatory ratios at December 31, 2011 is included in Note 20 to the "Notes to Consolidated Financial Statements" included elsewhere in this Annual Report on Form 10-K.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, the valuation of other real estate owned, the assessment of the valuation of deferred tax assets and the assessment of impairment of intangibles has been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (allowance). Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations. The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the loan portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain those loans in the portfolio with credit risk and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, independent internal loan reviewers, and reviews that may have been conducted by third-party reviewers including regulatory examiners. We incorporate relevant loan review results in the loan impairment determination.

Our allowance for loan losses is composed of the result of two independent analyses pursuant to the provisions of ASC 450-20, *Loss Contingencies* and ASC 310-10-35, *Receivables*. The ASC 450-20 analysis is intended to quantify the inherent risk in our performing loan portfolio. The component of the allowance generated by ASC 310-10-35 is the result of a loan-by-loan analysis of loans that have been specifically identified as impaired or troubled.

The ASC 450-20 component of the allowance for loan losses begins with a process of estimating the probable losses based on our internal system of risk ratings and historical loss data for our risk rated portfolio. Prior to 2010, because of Pinnacle Financial's limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of our own historical migration analysis of all loans that were charged-off during the prior eight quarters. The look-back period in our migration analysis was extended in 2011 to eleven quarters to continue to include the losses incurred by Pinnacle Financial in the second quarter of 2009. In this current economic environment, we believed the extension of our look-back period in our migration analysis was appropriate due to the risks inherent in our loan portfolio. Absent the extension, the early cycle periods in which we experienced significant losses would have been excluded from the determination of the allowance for loan losses. This migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. The results of the migration analysis are then compared to other industry factors to determine the loss allocation rates for the risk rated loan portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted to determine a weighted average loss allocation rate for these portfolios.

The allowance allocation for non risk-rated portfolios is based on consideration of our actual historical loss rates and industry loss rates for those particular segments. Non risk-rated loans are evaluated as a group by category rather than on a individual loan basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the non risk-rated loan portfolio and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all loan segments is then adjusted for management's estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each segment, is increased or decreased based on the incremental assessment of these various environmental factors.

The ASC 450-20 portion of the allowance also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local economies in the markets we serve and imprecision in our credit risk ratings process.

The second component of the allowance for loan losses is determined pursuant to ASC 310-10-35. Loans are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment is recognized through the provision for loan losses and is a component of the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate or if the loan is collateral dependent, the fair value of the collateral, less estimated disposal costs. If the loan is collateral dependent, the principal balance of the loan is charged-off in an amount equal to the impairment measurement. The fair value of collateral dependent loans is derived primarily from collateral appraisals performed by independent third-party appraisers. Management believes it follows appropriate accounting and regulatory guidance in determining impairment and accrual status of impaired loans.

Pursuant to the guidance set forth in ASU No. 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring,* the above impairment methodology is applied to those loans identified as troubled debt restructurings.

We then test the resulting allowance by comparing the balance in the allowance to historical trends and industry and peer information. Our management then evaluates the result of the procedures performed, including the results of our testing, and decides on the appropriateness of the balance of the allowance in its entirety. The audit committee of our board of directors reviews and approves the assessment prior to the filing of quarterly and annual financial information.

While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management and are reviewed from time to time by our regulators, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, a local real estate market or particular industry conditions which may negatively impact, materially, our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Other Real Estate Owned. Other real estate owned (OREO), consists of properties obtained through foreclosure or through deed in lieu of foreclosure in satisfaction of loans, is reported at the lower of cost or fair value based on appraised value, less selling costs estimated as of the date acquired, with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent downward valuation adjustments are determined on a specific property basis and are included as a component of other noninterest expense along with holding costs. The fair value of other real estate owned is derived primarily from independent appraisers. At December 31, 2011, the average age of our other real estate owned appraisals was 4.53 months. Any net gains or losses on disposal realized at the time of disposal are reflected in noninterest income or noninterest expense, as applicable. Significant judgments and complex estimates are required in estimating the fair value of other real estate owned, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility, as experienced during the last three years. As a result, the net proceeds realized from sales transactions could differ significantly from appraisals, comparable sales, and other estimates used to determine the fair value of other real estate owned.

Deferred Tax Asset Valuation. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making such judgments, significant weight is given to evidence that can be objectively verified. Primarily as a result of credit losses, we entered into a three-year cumulative pre-tax loss position as of June 30, 2010. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset which is difficult to overcome and accordingly, we established a valuation allowance against the net deferred tax asset at June 30, 2010. Subsequently, Pinnacle Financial reported several linked-quarters with increasing profitability, demonstrated an improved ability to produce reliable projections, and realized an improvement in overall asset quality and related credit metrics. Due to these factors, other positive trends, and the relatively short period of time in which we forecast we will be able to exit a three-year cumulative tax loss position and utilize our net deferred tax asset, we determined during the quarter ended September 30, 2011 that we had sufficient objective positive evidence to reverse the beginning of the year deferred tax valuation allowance at September 30, 2011. At December 31, 2011, we do not have a deferred tax valuation allowance.

Impairment of Intangible Assets. Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. There are no such assets to be disposed of at December 31, 2011.

Goodwill is evaluated for impairment annually and more frequently if events and circumstances indicate that the asset might be impaired. The annual assessment date is September 30 for Pinnacle Financial. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, the first step is "passed" and no further impairment tests are required. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and a second step is performed to measure the amount of impairment, if any.

We engage an independent third-party valuation firm to assist in performing Step 1 of the goodwill impairment assessment. Step 1 of the goodwill impairment assessment determines the fair value of equity of Pinnacle Financial as a whole since Pinnacle Financial is deemed to have only one reporting unit, and compares the result to the carrying value. Step 1 testing consists of three testing methods to determine the estimated fair value of Pinnacle Financial: the Guideline Publicly Traded Company Method, the Guideline Merged or Acquired Company Method, and the Subject Company Stock Transactions Method as more fully discussed below.

- Guideline Publicly Traded Company Method – This method considers the implied value of Pinnacle Financial by comparing Pinnacle Financial to a select peer group of public companies and their current market capitalizations, adjusted for differences between the companies. This value is then increased by a control premium which is supported by expected cost savings, or synergies, that could be realized by a market participant. To develop the control premium assumptions, management performed a detailed analysis of expenses that would be eliminated by a future acquirer based on a likely management/operational structure that would be established by the acquiring entity. The synergies were identified based on our historical experience realized in previous acquisitions and known redundancies that could be eliminated in a merger scenario. The resulting control premium utilized in Step 1 testing was corroborated by current period acquisitions.

- Guideline Merged/Acquired Company Method –This method considers the amount an acquiring company might be willing to pay to gain control of Pinnacle Financial based on multiples of tangible book value paid by acquirers in recent merger and acquisition transactions.

- Subject Company Stock Transaction Method –This method relies on the closing stock price on the testing date, as well as the five and ten day closing stock price averages surrounding the closing stock price on the testing date, multiplied by the number of shares outstanding to arrive at an estimated fair value for Pinnacle Financial. The control premium, as discussed more fully under the Guideline Publicly Traded Company method, is also applied to the subject company stock transaction method.

The results of the three testing methodologies are then weighted equally to determine our estimate of the fair value of equity. If the fair value of equity determined through Step 1 is less than the carrying value of the assets and liabilities, Step 2 of the goodwill impairment analysis must be performed. Step 2 testing involves calculating an implied fair value of goodwill for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if Pinnacle Financial was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill, there is no impairment. If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

While we believe that the assumptions utilized in our testing were appropriate, they may not reflect actual outcomes that could occur. Specific factors that could negatively impact the assumptions used include the following: a change in the control premiums being realized in the market or a meaningful change in the number of mergers and acquisitions occurring; the amount of expense savings that may be realized in an acquisition scenario; significant fluctuations in our asset/liability balances or the composition of our balance sheet; a change in the overall valuation of the stock market, specifically bank stocks; performance of Southeast U.S. Banks; and Pinnacle Financial's performance relative to peers. Changing these assumptions, or any other key assumptions, could have a material impact on the amount of goodwill impairment, if any.

We performed our annual evaluation of goodwill impairment as of September 30, 2011. The September 30, 2011 closing price for our common stock was less than our carrying value per share of our assets and liabilities at September 30, 2011. However, using the September 30, 2011, closing stock price of $10.94 and a control premium estimate calculated in accordance with the methodology discussed above, the fair value of Pinnacle Financial's assets and liabilities exceeded the carrying value of our assets and liabilities by approximately 3% and, as a result, Step 1 of the goodwill impairment test was met, and we determined that further testing for impairment was not required. For each dollar increase in our common stock price and resulting market cap, the excess of fair value over carrying value increases by approximately 5% of total equity. Our closing stock price was $16.15 at December 31, 2011 which exceeded our September 30, 2011 closing price providing further evidence of no impairment of goodwill. Our common stock at September 30, 2011 and December 31, 2011 was trading at levels higher than those that were utilized in our impairment testing as of September 30, 2010. At September 30, 2010, Pinnacle Financial performed a Step 2 assessment which resulted in no impairment. Based on the results of these analyses, we determined that there was no impairment at December 31, 2011. Should our common stock price decline or other impairment indicators become known, additional impairment testing of goodwill may be required. Should it be determined in a future period that the goodwill has become impaired, then a charge to earnings will be recorded in the period such determination is made.

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-8, *Intangibles—Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on the qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance will be effective for Pinnacle Financial beginning January 1, 2012. We will not know the impact of the adoption of this pronouncement on our financial position or results of operations as it is not practical to determine its effect until each prospective reporting date and after we have completed the qualitative assessments outlined in this ASU. At this time, we have no reason to believe it will have a significant impact on our financial position or results of operations.

Results of Operations

The following is a summary of our results of operations for 2011, 2010 and 2009 (in thousands except per share data):

	Years ended December 31,		*2011-2010 Percent Increase (Decrease)*	*Year ended December 31,*	*2010-2009 Percent Increase (Decrease)*
	2011	*2010*		*2009*	
Interest income	$ 188,346	$ 203,348	*(7.4%)*	$ 205,716	*(1.2%)*
Interest expense	36,882	58,975	*(37.5%)*	74,925	*(21.3%)*
Net interest income	151,464	144,373	*4.9%*	130,791	*10.4%*
Provision for loan losses	21,798	53,695	*(59.4%)*	116,758	*(54.0%)*
Net interest income after provision for loan losses	129,666	90,678	*43.0%*	14,033	*546.2%*
Noninterest income	37,940	36,315	*4.5%*	39,651	*(8.4%)*
Noninterest expense	139,107	146,883	*(5.3%)*	118,577	*23.9%*
Net income (loss) before income taxes	28,499	(19,890)	*243.3%*	(64,893)	*(69.3%)*
Income tax expense (benefit)	(15,238)	4,410	*445.5%*	(29,393)	*(115.0%)*
Net income (loss)	43,737	(24,300)	*280.0%*	(35,500)	*(31.5%)*
Preferred dividends and preferred stock discount accretion	6,665	6,142	*8.5%*	5,930	*3.6%*
Net income (loss) available to common stockholders	$ 37,072	$ (30,442)	*221.8%*	$ (41,430)	*(26.5%)*
Basic net income (loss) per common share available to common stockholders	*$ 1.11*	*$ (0.93)*	*219.4%*	*$ (1.46)*	*(36.4%)*
Diluted net income (loss) per common share available to common stockholders	*$ 1.09*	*$ (0.93)*	*217.2%*	*$ (1.46)*	*(36.4%)*

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2011, we recorded net interest income of $151,464,000, which resulted in a net interest margin (net interest income divided by the average balance of interest earning assets) of 3.55%. For the year ended December 31, 2010, we recorded net interest income of $144,373,000, which resulted in a net interest margin of 3.25% for the year. For the year ended December 31, 2009, we recorded net interest income of $130,791,000, which resulted in a net interest margin of 2.93%.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2011 (in thousands):

	2011			*2010*			*2009*		
	Average Balances	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*
Interest-earning assets:									
Loans [1]	$ 3,218,123	$154,749	4.82%	$ 3,362,024	$ 162,902	4.85%	$ 3,525,033	$ 162,271	4.61%
Securities:									
Taxable	768,063	23,972	3.12%	780,643	30,306	3.88%	754,623	35,057	4.65%
Tax-exempt [2]	193,397	7,394	5.10%	205,029	7,917	5.09%	165,702	6,541	5.21%
Federal funds sold and other	167,932	2,232	1.43%	188,091	2,223	1.27%	93,212	1,847	2.16%
Total interest-earning assets	4,347,515	188,347	4.40%	4,535,787	203,348	4.55%	4,538,570	205,716	4.58%
Nonearning assets:									
Intangible assets	253,443			256,379			259,483		
Other nonearning assets	232,477			221,730			213,681		
	$ 4,833,435			$ 5,013,896			$5,011,734		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 583,212	$ 3,522	0.60%	$ 520,351	3,491	0.67%	$ 359,774	1,983	0.55%
Savings and money market	1,597,965	13,773	0.86%	1,368,659	18,310	1.34%	884,173	11,049	1.25%
Certificates of deposit	876,864	13,293	1.52%	1,419,358	28,056	1.98%	2,022,196	50,097	2.48%
Total deposits	3,058,041	30,588	1.00%	3,308,368	49,857	1.51%	3,266,143	63,129	1.93%
Securities sold under agreements to repurchase	161,845	1,110	0.69%	222,179	1,750	0.79%	250,435	1,689	0.67%
Federal Home Loan Bank advances and other borrowings	137,466	2,519	1.83%	143,372	4,044	2.82%	247,992	6,106	2.46%
Subordinated debt	97,476	2,665	2.73%	97,476	3,324	3.41%	97,476	4,001	4.10%
Total interest-bearing liabilities	3,454,828	36,882	1.07%	3,771,395	58,975	1.56%	3,862,046	74,925	1.94%
Noninterest-bearing deposits	650,602	-	-	527,673	-	-	463,683	-	-
Total deposits and interest-bearing liabilities	4,105,430	36,882	0.90%	4,299,068	58,975	1.37%	4,325,729	74,925	1.73%
Other liabilities	24,752			17,842			6,968		
Stockholders' equity	703,253			696,986			679,037		
	$ 4,833,435			$ 5,013,896			$5,011,734		
Net interest income		$151,465			$144,373			$130,791	
Net interest spread [3]			3.33%			2.99%			2.64%
Net interest margin [4]			3.55%			3.25%			2.93%

(1) Average balances of nonperforming loans are included in average loan balances.
(2) Yields based on the carrying value of those tax exempt instruments are shown on a fully tax equivalent basis.
(3) Yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities. The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the year ended December 31, 2011 would have been 3.50% compared to a net interest spread for the years ended December 31, 2010 and 2009 of 3.18% and 2.85%, respectively.
(4) Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period.

The banking industry uses two key ratios to measure relative profitability of net interest income - the net interest spread and the net interest margin. The net interest spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the effect of non-interest-bearing deposits and other non-interest bearing funding sources and gives a direct perspective on the effect of market interest rate movements. The net interest margin is an indication of the profitability of a company's overall balance sheet management activities and is defined as net interest income as a percentage of total average interest earning assets, which includes the positive effect of funding a portion of interest earning assets with customers' non-interest bearing deposits and with stockholders' equity.

For the twelve month periods ended December 31, 2011 and 2010, our net interest spread was 3.33% and 2.99%, respectively, while the net interest margin was 3.55% and 3.25%, respectively. The net interest spread and net interest margin were 2.64% and 2.93%, respectively, for the twelve month period ended December 31, 2009. The improving net interest margin reflected management's efforts to maximize earnings by focusing on loan and, particularly, deposit pricing. During the year ended December 31, 2011, total funding rates were less than those rates for the years ended December 31, 2010 and 2009 by 47 and 83 basis points, respectively. The net decrease was largely impacted by the continued shift in our deposit mix, as we increased our savings and money market account balances and concurrently reduced balances of both our higher cost time deposits and higher-cost wholesale funding.

Additionally, lower levels of nonperforming loans positively impacted our net interest margin during the twelve months ended December 31, 2011 when compared to the same period in 2010. Average nonperforming loans were $63.9 million for the year ended December 31, 2011, which was less than the $108.4 million for the year ended December 31, 2010. Also, we continue to increase our focus on loan pricing. Loan pricing competition for creditworthy borrowers is becoming more competitive in our markets and limited our ability to increase pricing on new and renewed loans over the last several quarters.

We continue to deploy various asset liability management strategies to manage our risk to interest rate fluctuations. We currently believe that short term rates will remain stable for an extended period of time. We believe our net interest margin should increase during 2012 due to several factors related to pricing adjustments primarily for deposits. We believe margin expansion over the longer term will be challenging due to increased pricing competition for quality loan opportunities and an anticipated flattening of the yield curve.

We believe our net interest income should increase in 2012 compared to 2011 primarily due to an anticipated increased net interest margin and an increased emphasis by our sales force on pursuing quality loans. We anticipate funding these increased loan fundings by focusing on continuing to grow our core deposits, limited wholesale deposit fundings and reducing the size of our investment portfolio in relation to our total assets.

Rate and Volume Analysis. Net interest income increased by $7,091,000 between the years ended December 31, 2010 and 2011 and by $13,582,000 between the years ended December 31, 2009 and 2010. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (in thousands):

	2011 Compared to 2010 Increase (decrease) due to			*2010 Compared to 2009 Increase (decrease) due to*		
	Rate	*Volume*	*Net*	*Rate*	*Volume*	*Net*
Interest-earning assets:						
Loans	$ (1,153)	$ (7,012)	$ (8,165)	$ 8,460	$ (7,829)	$ 631
Securities:						
Taxable	(5,925)	(409)	(6,334)	(5,811)	1,060	(4,751)
Tax-exempt	27	(549)	(522)	(199)	1,575	1,376
Federal funds sold	310	(301)	9	(830)	1,206	376
Total interest-earning assets	(6,741)	(8,271)	(15,012)	1,620	(3,988)	(2,368)
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	(369)	400	31	432	1,076	1,508
Savings and money market	(6,513)	1,975	(4,538)	796	6,465	7,261
Certificates of deposit	(6,538)	(8,224)	(14,762)	(10,111)	(11,930)	(22,041)
Total deposits	(13,420)	(5,849)	(19,269)	(8,883)	(4,389)	(13,272)
Securities sold under agreements to repurchase	(217)	(423)	(640)	301	(240)	61
Federal Home Loan Bank advances and other borrowings	(1,409)	(123)	(1,532)	893	(2,955)	(2,062)
Subordinated debt	(664)	2	(662)	(673)	(4)	(677)
Total interest-bearing liabilities	(15,710)	(6,393)	(22,103)	(8,362)	(7,588)	(15,950)
Net interest income	$ 8,969	$ (1,878)	$ 7,091	$ 9,982	$ 3,600	$ 13,582

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to approximately $21,798,000, $53,695,000, and $116,758,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

Provision expense for year ended December 31, 2011 has decreased as compared to 2010 and 2009, primarily due to a reduction in both net charge-offs and in the overall amount of the allowance for loan losses. Elevated net-charge offs and increased non-performing assets were the primary reasons for the provisioning expense in 2010 and 2009. Our construction and development loan portfolio contributed to elevated credit costs. This portfolio experienced credit deterioration due to depressed real estate market conditions. For substantially all construction and development loans, our collateral is our primary source of repayment and as the value of the collateral deteriorates, ultimate repayment in full by the borrower becomes increasingly difficult. Our provisioning expense for 2010 as compared to 2009 decreased due to the slowing of non-performing and troubled loan inflows. Also, our 2009 provisioning expense was impacted by a $21.55 million charge-off of a bank holding company loan when the subsidiary bank was placed in receivership by the OCC in the second quarter of 2009 and by an overall increase in the allowance for loan losses as a percentage of loans from 1.08% to 2.58%.

Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover probable losses in the loan portfolio. Our allowance for loan losses as a percentage of loans decreased from 2.57% at December 31, 2010 to 2.25% at December 31, 2011. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2011. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by management, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, local real estate market or a particular industry or borrower which may negatively impact, materially, our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between quarterly and annual periods. Service charges on deposit accounts and other noninterest income generally reflect our growth and market conditions, while investment services and fees from the origination of mortgage loans and gains on the sale of securities will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loan sales and net gains on sales of investment securities may also vary widely from quarter to quarter and year to year.

The following is the makeup of our noninterest income for the years ended December 31, 2011, 2010, and 2009 (in thousands):

	Years ended December 31,		*2011-2010 Percent Increase (Decrease)*	*Year ended December 31,*	*2010-2009 Percent Increase (Decrease)*
	2011	*2010*		*2009*	
Noninterest income:					
Service charges on deposit accounts	$ 9,244	$ 9,592	*(3.63%)*	$ 10,200	*(5.96%)*
Investment services	6,246	5,050	*23.68%*	4,181	*20.78%*
Insurance sales commissions	3,999	3,864	*3.49%*	4,026	*(4.02%)*
Trust fees	3,000	2,872	*4.46%*	2,591	*10.85%*
Gains on mortgage loans sold, net	4,155	4,086	*1.69%*	4,929	*(17.10%)*
Net gain on sale of investment securities	961	2,624	*(63.38%)*	6,462	*(59.39%)*
Other noninterest income:					
ATM and other consumer fees	6,381	5,373	*18.76%*	4,510	*19.14%*
Bank-owned life insurance	1,159	913	*27.08%*	518	*76.06%*
Other noninterest income	2,795	1,941	*44.00%*	2,235	*(13.15%)*
Total other noninterest income	10,335	8,227	*25.62%*	7,263	*13.27%*
Total noninterest income	$37,940	$36,315	*4.47%*	$39,652	*(8.42%)*

The decrease in service charges on deposit accounts in 2011 compared to 2010 is primarily related to decreased overdraft protection and insufficient fund charges on individual retail consumer accounts. Overall, depository fees are down due to recent regulatory changes required of banks and changes in client spending behavior patterns.

Also included in noninterest income are commissions and fees from investment services at our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2011, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $1.06 billion in brokerage assets held with Raymond James Financial Services, Inc. compared to $1.04 billion at December 31, 2010. Insurance commissions were approximately $4.0 million during 2011 compared to $3.9 million during 2010. Additionally, at December 31, 2011, our trust department was receiving fees on approximately $633 million in assets compared to $693 million at December 31, 2010.

Gains on loans sold consists of fees from the origination and sale of mortgage loans. These mortgage fees are for loans originated in both the Middle Tennessee and Knoxville markets that are subsequently sold to third-party investors. All of our mortgage loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and more robust housing markets and decrease in rising interest rate environments and more challenging housing markets. As a result, mortgage origination fees may fluctuate greatly in different rate or housing environments. The fees from the origination and sale of mortgage loans have been netted against the commission expense associated with these originations.

During the year ended December 31, 2011, Pinnacle Financial realized approximately $961,000 in net gains from the sale of $166.4 million of available-for-sale securities. Sales during the year ended 2011 consisted of three primary groups: securities identified as other-than-temporarily-impaired in previous quarters during 2011, which had previously been marked-to-market, mortgage-backed securities in which the pre-payment frequency was expected to accelerate due to the mortgage refinancing expected due to lower rates, and municipal securities that had fallen outside of the parameters of our Asset/Liability policy due to a change in the quality of the security.

Included in other noninterest income are miscellaneous consumer fees, such as ATM revenues and other consumer fees. The fees realized during the year ended December 31, 2011 have increased as compared to the same periods in the prior year due to increased check card usage. Based on the recent changes under the Dodd-Frank Act, we expect income from check card and interchange fees to decline over time. While we are exempt from the cap on debit interchange fees because of our current asset size, we believe that there may be downward pressure on interchange fees as debit networks compete for transaction volume. We believe that this potential reduction in interchange fees will likely happen gradually over an extended period of time.

Additionally, noninterest income from increases in the cash surrender value of bank-owned life insurance was $1,159,000 for the year ended December 31, 2011 compared to $913,000 in the same prior year period. Pinnacle Financial has not had any additional investments in bank-owned life insurance policies during 2011. The assets that support these policies are administered by the life insurance carriers and the income we receive (i.e., increases or decreases in the cash surrender value of the policies) on these policies is dependent upon the returns the insurance carriers are able to earn on the underlying investments that support the policies. Earnings on these policies generally are not taxable.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Years ended December 31, 2011	Years ended December 31, 2010	2011-2010 Percent Increase (Decrease)	Year ended December 31, 2009	2010-2009 Percent Increase (Decrease)
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 43,450	$ 44,994	(3.43%)	$ 38,478	16.93%
Commissions	3,992	2,834	40.86%	2,479	14.32%
Incentives	9,389	-	100.00%	45	(100.00%)
Employee benefits and other	17,594	16,801	4.72%	15,708	6.96%
Total salaries and employee benefits	74,425	64,629	15.16%	56,710	13.96%
Equipment and occupancy	19,987	21,077	(5.17%)	18,056	16.73%
Other real estate expense	17,432	29,210	(40.32%)	14,257	104.88%
Marketing and business development	3,303	3,233	2.17%	2,534	27.58%
Postage and supplies	2,121	2,538	(16.43%)	2,929	(13.35%)
Amortization of intangibles	2,863	2,981	(3.96%)	3,185	(6.41%)
Other noninterest expense:					
Deposit related expenses	9,330	12,507	(25.40%)	11,492	8.83%
Lending related expenses	1,707	2,175	(21.52%)	1,074	102.51%
Investment sales expense	272	316	(13.92%)	425	(25.65%)
Trust expenses	376	343	9.62%	305	12.46%
Administrative and other expenses	7,291	7,874	(7.4%)	7,610	3.47%
Total other noninterest expense	18,976	23,215	(18.26%)	20,906	11.04%
Total noninterest expense	$139,107	$146,883	(5.29%)	$ 118,577	23.87%

The increase in total salaries and employee benefits expense for the year ended December 31, 2011 as compared to prior years is primarily related to incentive compensation costs. We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing stockholder value. As a result, and unlike many other financial institutions, all of our salary-based employees have historically participated in our annual cash incentive plan. Under the plan, the targeted level of incentive payments requires us to achieve a certain soundness threshold and a targeted level of pre-tax earnings. To the extent that actual pre-tax earnings are above or below targeted amount, the aggregate incentive payments generally are increased or decreased. Our performance for fiscal 2011 was in line with our targeted performance levels under our annual incentive plan which resulted in increased incentive costs in 2011 as compared to 2010, in which no incentives were accrued because our performance objectives were not met. As a result of our participation in the CPP, our named executive officers do not participate in the annual cash incentive plan.

We also believe that equity incentives provide an excellent vehicle for all associates to become meaningful stockholders of the Company over an extended period of time and create a stockholder centric culture throughout our Company. Thus, early in our history we elected to support and provide a broad-based equity inventive plan for all associates. As a result, included in employee benefits and other expense for the years ended December 31, 2011, 2010, and 2009 were approximately $4.4 million, $3.9 million, and $3.3 respectively, of compensation expenses related to stock options and restricted share awards which have been issued to our associates. Also included in employee benefits and other expenses in 2011 was $777,000 in costs related to the salary stock units issued to our senior executives. In connection with these awards, the executive officers received salary stock units throughout the year which were settled in the Company's common stock on a one-for-one basis at the end of 2011. We believe that upon our ultimate redemption of all of the preferred shares issued pursuant to the CPP that the Human Resources and Compensation Committee will no longer employ salary stock units as a component of our executive officers' compensation, as these executive officers will then be eligible to participate in our annual cash incentive plan after the date of the redemption of the preferred shares.

Equipment and occupancy expense for the year ended December 31, 2011 was 5.2 % less than in 2010 and 10.7% greater than in 2009. The decrease from 2010 is attributable to the consolidation of our corporate offices in our new central location which was completed in the second quarter of 2010. In the third quarter of 2011, we converted two of our Middle Tennessee offices to drive-thru facilities only and on September 30, 2011, we closed one branch in the Middle Tennessee market. Subsequently, we closed one of the drive-thru facilities as of December 31, 2011. We expect to return to branch expansion in the Knoxville MSA beginning in 2012. The increase between 2010 and 2009 is primarily attributable to the continued market expansion in the Knoxville MSA, and increased presence in the Nashville MSA since the end of 2009.

Other real estate expense was $17.4 million for the year ended December 31, 2011 compared to $29.2 million and $14.3 million for the years ended December 31, 2010 and 2009, respectively. Approximately $12.8 million, $25.7 million, and $11.9 million of the other real estate expense incurred during the twelve months ended December 31, 2011, 2010 and 2009, respectively, were realized losses on dispositions and holding losses due to reduced valuations of OREO properties. The remaining other real estate expense consisted of carrying costs to maintain or improve the properties.

Until we are able to significantly reduce the absolute level of our other real estate portfolio, other real estate expense for the next several quarters will likely remain elevated and fluctuate depending on market conditions as we maintain and market for sale various foreclosed properties. These properties could also be subject to future valuation adjustments as a result of updated appraisal information and further deterioration in real estate values, thus causing additional fluctuations in our quarterly other real estate expense. Additionally, we will continue to incur expenses associated with maintenance costs and property taxes associated with these assets.

Management's strategy is to aggressively pursue disposition of nonperforming loans and other real estate owned in order to ultimately reduce the expense associated with carrying these nonperforming assets and better position the firm for increased future profitability. Our disposition strategy generally has been to negotiate sales of foreclosed properties on a property-by-property basis. We have also utilized both traditional and online auctions. Our strategy is reviewed on an on-going basis and could change in the future.

Noninterest expense related to the amortization of intangibles relates primarily to the intangibles acquired in the Mid-America and Cavalry mergers. The core deposit intangibles are being amortized over ten years for Mid-America and over seven years for Cavalry, in each case using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. Amortization expense associated with these core deposit intangibles will approximate $700,000 to $1.0 million per year for the next six years with lesser amounts for the remaining amortization period. Additionally, in connection with our acquisition of an insurance brokerage firm in July of 2008, we recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of the customer list intangible amounted to $109,000 for the year ended December 31, 2011 and $115,000 and $118,000 for the years ended December 31, 2010 and 2009, respectively.

Total other noninterest expenses decreased to $19.0 million or by 18.3% during 2011 when compared to 2010. A substantial portion of the decrease in this expense is attributable to decreased FDIC deposit insurance assessments and decreased lending related expenses related to problem assets, including appraisal, legal and other charges, and other expenses which are incidental variable costs related to deposit gathering and lending. Also included in total other noninterest expenses are expenses related to ATM networks, correspondent bank service charges, check losses, and closing attorney expenses.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 73.5% in fiscal year 2011 compared to 81.3% in fiscal year 2010. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue. Our efficiency ratio was adversely impacted by other real estate owned and other credit related costs, including the increase in associates dedicated to problem loan resolution.

Income Taxes. During the year ended December 31, 2011, Pinnacle Financial recorded income tax benefit of $15.3 million as a result of the reversal of the beginning of year valuation allowance. Our effective income tax benefit rate was 53.5% for the year ended December 31, 2011. Pinnacle Financial's effective income tax benefit rate differs from the Federal income tax statutory rate of 35% primarily due to the reversal of the deferred tax valuation allowance.

Preferred Stock Dividends and Preferred Stock Discount Accretion. Net income (loss) available for common stockholders was reduced (increased) by preferred stock dividends of $4,606,000 in 2011 and $4,816,000 in 2010 and 2009, and the accretion on the preferred stock discount of $2,058,000, $1,326,000, and $1,114,000, for the years ended December 31, 2011, 2010 and 2009, respectively. On December 12, 2008, we received $95.0 million from the sale of preferred stock to the U.S. Treasury as a result of our participation in the CPP. The Series A preferred stock we sold the U.S. Treasury pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent thereafter. During the fourth quarter of 2011, Pinnacle Financial repurchased 25% of the preferred shares originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. This partial redemption was the cause of the increase in the accretion on the preferred stock discount in 2011 as compared to 2010 and 2009. Following the partial redemption of preferred shares, 71,250 shares of Series A preferred stock remain issued and outstanding and held by the U.S. Treasury. On June 16, 2009, we issued 8,855,000 shares of common stock through a public offering resulting in net proceeds to us of approximately $109.0 million. As a result, and pursuant to the terms of the warrants issued to the U.S. Treasury in connection with our participation in the CPP, the number of shares issuable upon exercise of the warrants issued to the U.S. Treasury in connection with the CPP was reduced by 50%, or 267,455 shares.

Financial Condition

Our consolidated balance sheet at December 31, 2011 reflects an increase of $78.9 million in outstanding loans to $3.29 billion and a decrease of $178.7 million in total deposits to $3.65 billion. Total assets were $4.86 billion at December 31, 2011 as compared to $4.91 billion at December 31, 2010.

Loans.

Loan Origination Risk Management. We maintain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Underwriting standards are designed to promote relationship banking rather than transactional banking. Our management examines current and projected cash flows to determine the expected ability of a borrower to repay its obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or equipment and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. As detailed in the discussion of real estate loans below, the properties securing our commercial real estate portfolio generally are diverse in terms of type and industry. We believe this diversity helps reduce our exposure to adverse economic events that affect any single industry or type of real estate product. Management monitors and evaluates commercial real estate loans based on cash flow, collateral, geography and risk grade criteria. We also utilize third-party experts to provide insight and guidance about economic conditions and trends affecting market areas we serve.

Although we have substantially reduced the amount of residential construction and development loans in our portfolio, we continue to pursue sound commercial construction and development projects. With respect to commercial construction and development loans we may originate from time to time, we generally require the borrower to have had an existing relationship with us and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from us until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans because their ultimate repayment is sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

We also originate consumer loans, including consumer real-estate loans, where we typically use a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, seeks to minimize risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements.

We also maintain an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the audit committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures.

The composition of loans at December 31 for each of the past five years and the percentage (%) of each segment to total loans are summarized as follows (in thousands):

	2011		*2010*		*2009*		*2008*		*2007*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Commercial real estate - Mortgage	$1,110,962	33.8%	$1,094,615	34.1%	$1,118,068	31.4%	$ 963,530	28.7%	$ 710,546	25.9%
Consumer real estate - Mortgage	695,745	21.1%	705,487	22.0%	756,015	21.2%	675,606	20.1%	539,768	19.6%
Construction and land development	274,248	8.3%	331,261	10.3%	525,271	14.7%	658,799	19.6%	582,959	21.2%
Commercial and industrial	1,145,735	34.8%	1,012,091	31.5%	1,071,444	30.0%	966,563	28.8%	794,419	28.9%
Consumer and other	64,661	2.0%	68,986	2.1%	92,584	2.7%	90,409	2.8%	121,949	4.4%
Total loans	$3,291,351	100.0%	$3,212,440	100.0%	$3,563,382	100.0%	$3,354,907	100.0%	$2,749,641	100.0%

The primary change within the composition of our loan portfolio at December 31, 2011 as compared to previous periods is the percentage of construction and land development loans in our portfolio and a 13.2% increase in our commercial and industrial loans. The decrease in the construction and land development loans is due in part to our decision to reduce our exposure to this particular segment. Our continued reduction of these types of loans will likely restrain our loan growth in the future in comparison to historical periods. The commercial real estate – mortgage category includes owner-occupied commercial real estate loans. Owner-occupied commercial real estate is similar in many ways to our commercial and industrial lending in that these loans are generally made to businesses on the basis of the cash flows of the business rather than on the valuation of the real estate. We continue to consider commercial real estate mortgage products to be desirable. At December 31, 2011, approximately 52% of the outstanding principal balance of our commercial real estate loans was secured by owner-occupied properties.

The following table classifies our fixed and variable rate loans at December 31, 2011 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (in thousands):

	Amounts at December 31, 2011				
	Fixed Rates	*Variable Rates*	*Totals*	*At December 31, 2011*	*At December 31, 2010*
Based on contractual maturity:					
Due within one year	$ 224,216	$ 729,153	$ 953,369	*29.0%*	*31.6%*
Due in one year to five years	702,950	757,923	1,460,873	*44.4%*	*47.1%*
Due after five years	298,473	578,636	877,109	*26.6%*	*21.3%*
Totals	$ 1,225,639	$ 2,065,712	$ 3,291,351	*100.0%*	*100.0%*
Based on contractual repricing dates:					
Daily floating rate(*)	$ -	$ 1,066,514	$ 1,066,514	*32.4%*	*36.6%*
Due within one year	224,216	827,408	1,051,624	*32.0%*	*30.3%*
Due in one year to five years	702,950	165,552	868,502	*26.4%*	*30.3%*
Due after five years	298,473	6,238	304,711	*9.3%*	*2.8%*
Totals	$ 1,225,639	$ 2,065,712	$ 3,291,351	*100.0%*	*100.0%*

The above information does not consider the impact of scheduled principal payments.

(*)Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes. Included in variable rate loans are $1.250 billion of loans which are currently priced at their contractual floors with a weighted average rate of 4.75%. The weighted average contractual rates on these loans is $3.58%. As a result, interest income on these loans will not adjust until the contractual rate on the underlying loan exceeds the interest rate floor.

Lending Concentrations. We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. We use broadly accepted industry classification systems in order to classify borrowers into various industry classifications. We have a credit exposure (loans outstanding plus unfunded commitments) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at December 31, 2011 and 2010 (in thousands):

	At December 31, 2011			
	Outstanding Principal Balances	***Unfunded Commitments***	***Total exposure***	***Total Exposure at December 31, 2010***
Lessors of nonresidential buildings	$ 454,952	$ 54,051	$ 509,003	$ 502,268
Lessors of residential buildings	150,903	26,511	177,414	132,668
Land subdividers	104,051	15,055	119,106	144,550

The decrease in our credit exposure to land subdividers is primarily due to our focused reduction of the construction and land development portfolio, in which the majority of these loans were included.

We also acquire certain loans from other banks and sell certain loans to other banks. At December 31, 2011, we had acquired approximately $130.4 million of commercial loans which were originated by other banks and sold approximately $62.2 million of loans to other banks. Substantially all of these loans are to Nashville or Knoxville based businesses and were acquired in order to potentially develop other business opportunities with these firms or to balance our exposure to a particular borrower or industry.

Performing Loans in Past Due Status. The following table is a summary of our accruing loans that were past due between 30 and 90 days and greater than 90 days as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011	***December 31, 2010***
Accruing loans past due 30 to 90 days:		
Commercial real estate – mortgage	$ 5,749	$ 1,964
Consumer real estate – mortgage	2,589	3,544
Construction and land development	1,572	2,157
Commercial and industrial	648	1,636
Consumer and other	526	152
Total accruing loans past due 30 to 90 days	$ 11,084	$ 9,453
Accruing loans past due 90 days or more:		
Commercial real estate – mortgage	$ -	$ -
Consumer real estate – mortgage	254	-
Construction and land development	-	38
Commercial and industrial	604	100
Consumer and other	-	-
Total accruing loans past due 90 days or more	$ 858	$ 138
Ratios:		
Accruing loans past due 30 to 90 days as a percentage of total loans	0.34%	0.29%
Accruing loans past due 90 days or more as a percentage of total loans	0.03%	0.01%
Total accruing loans in past due status as a percentage of total loans	0.36%	0.30%

Potential Problem Loans. Potential problem loans, which are not included in nonperforming loans, amounted to approximately $130.4 million, or 3.4% of total loans outstanding at December 31, 2011, compared to $223.1 million, or 7.0% of total loans outstanding at December 31, 2010. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC, Pinnacle National's primary regulator, for loans classified as substandard or worse, but not considered nonperforming loans. Approximately $6.9 million of potential problem loans were past due at least 30 but less than 90 days as of December 31, 2011.

Non-Performing Assets and Troubled Debt Restructurings. At December 31, 2011, we had $87.6 million in nonperforming assets compared to $140.5 million at December 31, 2010. Included in nonperforming assets were $47.9 million in nonperforming loans and $39.7 million in other real estate owned at December 31, 2011 and $80.9 million in nonperforming loans and $59.6 million in other real estate owned at December 31, 2010. At December 31, 2011 and 2010, there were $23.4 million and $20.3 million, respectively, of troubled debt restructurings that were performing as of the restructured date and remain in a performing status.

We have dedicated experienced credit administration resources to the residential construction and residential development portfolios by assigning senior executives and bankers to these portfolios. These individuals meet frequently to discuss the performance of the portfolio and specific relationships with emphasis on underperforming assets. Their objective is to identify relationships that warrant continued support and remediate those relationships that will tend to cause our portfolio to underperform over the long term. We reappraise real estate-related nonperforming assets to ascertain appropriate valuations, and we continue to systematically review these valuations as new data is received. We seek to maintain current appraisals on nonperforming real estate loans and other real estate owned with a maximum age of nine months.

All nonaccruing loans are reviewed by and, in many cases, reassigned to a special assets officer who was not responsible for originating the loan. If the loan is reassigned, the special assets officer is responsible for developing an action plan designed to minimize our future losses. Typically, these special assets officers review our loan files, interview prior officers assigned to the relationship, meet with borrowers, inspect collateral, reappraise collateral and/or consult with legal counsel. The special assets officer then recommends an action plan to a committee of directors and/or senior associates including lenders and workout specialists, which could include foreclosing on collateral, restructuring the loan, issuing demand letters or other actions.

We discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection.

Due to the weakening credit status of a borrower, we may elect to formally restructure certain loans to facilitate a repayment plan that seeks to minimize the potential losses, if any, that we might incur. These loans are considered troubled debt restructurings. If on nonaccruing status as of the date of restructuring, any restructured loan is included in the nonperforming loan balances noted above and is classified as an impaired loan. Loans that have been restructured that were performing in accordance with the loan's restructured terms as of the restructure date are not included in nonperforming loans. At December 31, 2011 and December 31, 2010, there were $23.4 million and $20.3 million, respectively, of troubled debt restructurings that remain in a performing status.

The following table is a summary of our nonperforming assets and troubled debt restructurings at December 31, 2011 and 2010 (in thousands):

	At December 31, 2010	*Increases* [3]	*Decreases* [4]	*At December 31, 2011*
Nonperforming assets:				
Nonperforming loans [1]:				
Commercial real estate – mortgage	$ 12,542	$ 16,390	$ (18,970)	$ 9,962
Consumer real estate – mortgage	9,035	22,497	(19,045)	12,487
Construction and land development	43,514	15,417	(45,966)	12,965
Commercial and industrial	14,740	25,791	(28,641)	11,890
Consumer and other	1,032	930	(1,411)	551
Total nonperforming loans [2]	80,863	81,025	(114,033)	47,855
Other real estate owned	59,608	33,916	(53,810)	39,714
Total nonperforming assets	140,471	114,941	(167,843)	87,569
Troubled debt restructurings:				
Commercial real estate – mortgage	16,129	3,681	(4,432)	15,378
Consumer real estate – mortgage	561	6,745	(1,433)	5,873
Construction and land development	-	77	-	77
Commercial and industrial	3,778	3,961	(5,895)	1,844
Consumer and other	-	242	-	242
Total troubled debt restructurings:	20,468	14,706	(11,760)	23,414
Total nonperforming assets and troubled debt restructurings	$ 160,939	129,647	(179,603)	$ 110,983
Ratios:				
Nonperforming loans to total loans	2.52%			1.45%
Nonperforming assets to total loans plus other real estate owned	4.29%			2.75%
Nonperforming loans plus troubled debt restructurings to total loans and other real estate owned	3.10%			2.23%
Nonperforming assets, potential problem loans and troubled debt restructurings to Pinnacle National Tier I capital and allowance for loan losses	75.4%			44.2%

(1) Nonperforming loans exclude loans that have been restructured and remain on accruing status. These loans are not considered to be nonperforming if they were performing loans immediately prior to their restructuring and are currently performing in accordance with the restructured terms.

(2) Approximately $25.5 million and $33.2 million as of December 31, 2011 and December 31, 2010, respectively, of nonperforming loans included above are currently performing pursuant to their contractual terms. If a loan does not have a substantiated cash repayment plan, that loan is classified as an impaired loan—although the loan continues to perform according to its contractual terms.

(3) Increases in nonperforming loans represent loans where we have discontinued the accrual of interest at some point during the fiscal year ended December 31, 2011. Increases in other real estate owned represent the value of properties that have been foreclosed upon or acquired by deed in lieu of foreclosure during fiscal year 2011. Increases in troubled debt restructurings are those loans where we have granted the borrower a concession due to the deteriorating financial condition of the borrower during the fiscal year ended December 31, 2011. These concessions can be in the form of a reduced interest rate, extended maturity date or other matters.

(4) Decreases in nonperforming loans are primarily attributable to payments we have collected from borrowers, charge-offs of recorded balances and transfers of balances to other real estate owned during the fiscal year ended December 31, 2011. Decreases in other real estate owned represent either the sale, disposition or valuation adjustment on properties which had previously been foreclosed upon or acquired by deed in lieu of foreclosure. Decreases in troubled debt restructurings are those loans which were previously restructured and the borrower has satisfactorily performed in accordance with the restructured terms.

At December 31, 2011, we owned $39.7 million in real estate which we had acquired, usually through foreclosure, from borrowers compared to $59.6 million at December 31, 2010; all of this real estate is located within our principal markets. We categorize other real estate owned into four types: new home construction, developed lots, undeveloped land, and other. Included in the "other" category are primarily condos, office buildings and existing homes. The following table shows the amounts of our other real estate owned (in thousands) in such categories:

	December 31,	
	2011	2010
New home construction	$ 2,733	$ 10,370
Developed lots	7,091	14,037
Undeveloped land	22,455	18,675
Other	7,435	16,526
	$ 39,714	$ 59,608

Allowance for Loan Losses (allowance). We maintain the allowance at a level that our management deems appropriate to adequately cover the probable losses inherent in the loan portfolio. As of December 31, 2011 and December 31, 2010, our allowance for loan losses was $74.0 million and $82.6 million, respectively, which our management deemed to be adequate at each of the respective dates. The decrease in the allowance for loan losses in 2011 as compared to 2010 is primarily the result of improving credit metrics within our portfolio. Our allowance for loan loss as a percentage of total loans has decreased from 2.57% at December 31, 2010 to 2.25% at December 31, 2011. The judgments and estimates associated with our allowance determination are described under "Critical Accounting Estimates" above.

The following table sets forth, based on management's best estimate, the allocation of the allowance to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to total loans (in thousands):

	At December 31,									
	2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial real estate - Mortgage	$ 23,397	33.8%	$ 19,252	34.1%	$ 22,505	31.4%	$11,523	28.7%	$ 8,068	25.9%
Consumer real estate - Mortgage	10,302	21.1%	9,898	22.0%	10,725	21.2%	5,149	20.1%	1,890	19.6%
Construction and land development	12,040	8.3%	19,122	10.3%	23,027	14.7%	7,899	19.6%	4,897	21.2%
Commercial and industrial	20,789	34.8%	21,426	31.5%	26,332	30.0%	9,966	28.8%	11,660	28.9%
Consumer and other	1,125	2.0%	1,874	2.1%	2,456	2.7%	1,372	2.8%	1,400	4.4%
Unallocated	6,322	NA	11,003	NA	6,914	NA	575	NA	555	NA
Total allowance for loan losses	$ 73,975	100.0%	$82,575	100.0%	$ 91,959	100.0%	$36,484	100.0%	$ 28,470	100.0%

As the table reflects, our allowance for loan losses has decreased as a percentage of total loans in each category as compared to previous periods with the exception of commercial and industrial portfolio. The decrease in the overall allowance for loan losses is due to the improvement in the economy. The unallocated category is intended to allow for losses that are inherent in our portfolio that we have not yet identified. The allocation by category is determined based on the assigned risk rating, if applicable, and environmental factors applicable to each category of loans. The decrease in the allowance between 2010 and 2011 is primarily due to improvement in our loan portfolio and resolution of our problem credits. As we have worked to resolve our troubled assets, the specific allocations for impaired loans have decreased. Specific valuation allowances related to impaired loans were approximately $4.4 million at December 31, 2011 compared to $8.9 million at December 31, 2010. The decrease in the specific allocation for impaired loans between 2011and 2010 was due to many factors, including the resolution of a significant number of troubled assets and improving economic stability. Additional information on the breakdown of the allowance between performance and impaired loans in various loan categories is provided in Note 6 to the "Notes to the Consolidated Financial Statements."

The following is a summary of changes in the allowance for loan losses for each of the years in the five year period ended December 31, 2011 and the ratio of the allowance for loan losses to total loans as of the end of each period (in thousands):

	For the year ended December 31,				
	2011	*2010*	*2009*	*2008*	*2007*
Balance at beginning of period	$ 82,575	$ 91,959	$ 36,484	$ 28,470	$ 16,118
Provision for loan losses	21,798	53,695	116,758	11,214	4,720
Allowance from acquisitions	-	-	-	-	8,695
Charged-off loans:					
Commercial real estate - Mortgage	(3,044)	(9,041)	(986)	(62)	(22)
Consumer real estate - Mortgage	(5,076)	(6,769)	(4,881)	(1,144)	(364)
Construction and land development	(10,157)	(27,526)	(23,952)	(2,172)	(271)
Commercial and industrial	(15,360)	(23,555)	(31,134)	(773)	(326)
Consumer and other	(1,213)	(652)	(1,646)	(982)	(359)
Total charged-off loans	(34,850)	(67,543)	(62,599)	(5,133)	(1,342)
Recoveries of previously charged-off loans:					
Commercial real estate - Mortgage	116	343	-	731	-
Consumer real estate - Mortgage	495	377	622	3	125
Construction and land development	1,530	2,618	139	55	1
Commercial and industrial	2,167	874	258	844	51
Consumer and other loans	144	252	297	300	102
Total recoveries of previously charged-off loans	4,452	4,464	1,316	1,933	279
Net charge-offs	(30,397)	(63,079)	(61,283)	(3,200)	(1,063)
Balance at end of period	$ 73,975	$ 82,575	$ 91,959	$ 36,484	$ 28,470
Ratio of allowance for loan losses to total loans outstanding at end of period	2.25%	2.57%	2.58%	1.09%	1.04%
Ratio of net charge-offs to average loans outstanding for the period	0.92%	1.96%	1.71%	0.11%	0.06%

As noted in our critical accounting policies, management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, the views of Pinnacle National's regulators, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, historical loss experience, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $897.3 million and $1.0 billion at December 31, 2011 and 2010, respectively. Our investment portfolio serves many purposes including serving as a stable source of income, collateral for public funds and as a potential liquidity source. A summary of certain aspects of our investment portfolio at December 31, 2011 follows:

	December 31, 2011	**December 31, 2010**
Weighted average life	4.25 years	5.37 years
Effective duration	2.45%	3.74%
Weighted average coupon	4.26%	4.36%
Tax equivalent yield	3.6%	4.4%

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories but are listed below these categories as of December 31, 2011 and 2010 (in thousands):

	U.S. Treasury securities		*U.S. government agency securities*		*State and Municipal securities*		*Corporate securities*		*Totals*	
	Amount	***Yield***	***Amount***	***Yield***	***Amount***	***Yield***	***Amount***	***Yield***	***Amount***	***Yield***
At December 31, 2011:										
Securities available-for-sale:										
Due in one year or less	$ -	0.0%	$ 517	0.6%	$ 2,482	5.1%	$ 306	2.2%	$ 3,304	4.1%
Due in one year to five years	-	0.0%	30,411	1.0%	28,834	4.9%	1,313	3.1%	60,558	2.9%
Due in five years to ten years	-	0.0%	7,024	3.1%	67,441	5.7%	9,511	5.0%	83,976	5.4%
Due after ten years	-	0.0%	4,362	3.3%	97,194	5.9%	-	0.0%	101,556	5.8%
	$ -	0.0%	$ 42,314	1.6%	$ 195,951	5.7%	$ 11,130	4.7%	249,394	4.9%
Mortgage-backed securities									645,567	3.1%
									$ 894,961	3.6%
Securities held-to-maturity:										
Due in one year or less	$ -	0.0%	$ -	0.0%	$ 1,705	4.9%	$ -	0.0%	$ 1,705	4.9%
Due in one year to five years	-	0.0%	-	0.0%	625	4.9%	-	0.0%	625	4.9%
Due in five years to ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Due after ten years	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
	$ -	0.0%	$ -	0.0%	$ 2,330	4.9%	$ -	0.0%	2,330	4.9%
Mortgage-backed securities									-	0.0%
Total held-for-sale securities									$ 2,330	4.9%
At December 31, 2010:										
Securities available-for-sale:										
Due in one year or less	$ -	0.0%	$ 253	1.7%	$ 2,664	4.0%	$ 153	5.6%	$ 3,070	3.4%
Due in one year to five years	-	0.0%	25,279	2.4%	28,467	3.8%	2,187	4.9%	55,933	3.2%
Due in five years to ten years	-	0.0%	46,581	3.1%	66,676	4.4%	8,819	5.3%	122,076	4.0%
Due after ten years	-	0.0%	18,302	3.5%	113,674	4.2%	-	0.0%	131,976	4.2%
	$ -	0.0%	$ 90,415	3.0%	$ 211,481	4.2%	$ 11,159	5.2%	313,055	3.9%
Mortgage-backed securities									701,262	4.6%
Total available-for-sale securities									$ 1,014,317	4.4%
Securities held-to-maturity:										
Due in one year or less	$ -	0.0%	$ -	0.0%	$ 1,839	3.4%	$ -	0.0%	$ 1,839	3.4%
Due in one year to five years	-	0.0%	-	0.0%	2,481	3.5%	-	0.0%	2,481	3.5%
Due in five years to ten years	-	0.0%	-	0.0%	-	- %	-	0.0%	-	- %
Due after ten years	-	0.0%	-	0.0%	-	- %	-	0.0%	-	- %
	$ -	0.0%	$ -	0.0%	$ 4, 320	3.5%	$ -	0.0%	4,320	3.5%
Mortgage-backed securities									-	- %
Total held-for-sale securities									$ 4,320	3.5%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range.

Deposits and Other Borrowings. We had approximately $3.65 billion of deposits at December 31, 2011 compared to $3.83 billion at December 31, 2010. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our commercial clients and provide the client with short-term returns for their excess funds) amounted to $131.6 million at December 31, 2011 and $146.3 million at December 31, 2010. Additionally, at December 31, 2011, we had borrowed $226.1 million in advances from the Federal Home Loan Bank of Cincinnati compared to $121.4 million at December 31, 2010.

Generally, we have classified our funding as core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $250,000 or greater. All other funding is deemed to be non-core. Non-core is further segmented between relationship based non-core funding and wholesale funding. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2011 and 2010 (in thousands):

	December 31, 2011	*Percent*	*December 31, 2010*	*Percent*
Core funding:				
Noninterest-bearing deposit accounts	$ 717,379	17.5%	$ 586,517	14.0%
Interest-bearing demand accounts	637,203	15.5%	573,670	13.7%
Savings and money market accounts	1,585,260	38.6%	1,596,306	38.0%
Time deposit accounts less than $250,000 (1)	501,705	12.2%	669,078	15.9%
Total core funding	3,441,547	83.8%	3,425,571	81.6%
Non-core funding:				
Relationship based non-core funding:				
Reciprocating time deposits (2)	108,507	2.6%	188,510	4.5%
Other time deposits	104,284	2.5%	204,747	4.9%
Securities sold under agreements to repurchase	131,591	3.2%	146,294	3.5%
Total relationship based non-core funding	344,382	8.4%	539,551	12.9%
Wholesale funding:				
Public funds	-	0.0%	-	0.0%
Brokered deposits	-	0.0%	14,229	0.3%
Federal Home Loan Bank advances	226,069	5.5%	121,393	2.9%
Subordinated debt – Pinnacle National	15,000	0.3%	15,000	0.4%
Subordinated debt – Pinnacle Financial	82,476	2.0%	82,476	1.9%
Total wholesale funding	323,545	7.8%	233,098	5.5%
Total non-core funding	667,927	16.2%	772,649	18.4%
Totals	$ 4,109,474	100.0%	$ 4,198,220	100.0%

(1) As of December 31, 2011, Pinnacle Financial updated the definition of core funding to include time deposits issued in denominations up to and including $250,000. Previously, Pinnacle Financial excluded all time deposits greater than $100,000 from core funding. The December 31, 2010 balances shown above have been recast from the presentation shown on our Annual Report on Form 10-K for the year ended December 31, 2010, to reflect the change in our definition of core-funding.

(2) The reciprocating time deposit category consists of deposits we receive from a bank network (the CDARS network) in connection with deposits of our customers in excess of our FDIC coverage limit that we place with the CDARS network.

Our funding policies limit the amount of non-core funding we can utilize. Periodically, we may exceed our policy limitations, at which time management will develop plans to bring our core funding ratios back within compliance. At December 31, 2011, we were in compliance with our core funding policies. As noted in the table above, our core funding as a percentage of total funding increased from 81.6% at December 31, 2010 to 83.8% at December 31, 2011. Continuing to grow our core deposit base is a key strategic objective of our firm.

The amount of time deposits as of December 31, 2011 amounted to $714.5 million. The following table, which includes core, non-core and reciprocal deposits, shows our time deposits in denominations of under $250,000 and those of denominations of $250,000 and greater by category based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months and the weighted average rate for each category (in thousands):

	Balances	*Weighted Avg. Rate*
Denominations less than $250,000		
Three months or less	$ 233,034	0.87%
Over three but less than six months	158,664	0.93%
Over six but less than twelve months	121,409	0.94%
Over twelve months	99,272	1.77%
	$ 612,379	1.04%
Denomination $250,000 and greater		
Three months or less	$ 26,511	1.58%
Over three but less than six months	30,318	1.08%
Over six but less than twelve months	23,537	1.30%
Over twelve months	21,752	1.75%
	$ 102,118	1.41%
Totals	$ 714,497	1.10%

Subordinated debt. We have four wholly-owned Pinnacle Financial subsidiaries that are statutory business trusts. We are the sole sponsor of the Trusts and acquired each Trust's common securities. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities and used the proceeds to acquire junior subordinated debentures (Subordinated Debentures) issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. At December 31, 2011, our $2,476,000 investment in the Trusts is included in other investments in the accompanying consolidated balance sheets and our $82,476,000 obligation is reflected as subordinated debt.

	Date Established	Maturity	Common Securities	Subordinated Debentures	Floating Interest Rate	Interest Rate at December 31, 2011
Trust I	December 29, 2003	December 30, 2033	$ 310,000	$ 10,000,000	Libor + 2.80%	3.35%
Trust II	September 15, 2005	September 30, 2035	619,000	20,000,000	Libor + 1.40%	1.98%
Trust III	September 7, 2006	September 30, 2036	619,000	20,000,000	Libor + 1.65%	2.23%
Trust IV	October 31, 2007	September 30, 2037	928,000	30,000,000	Libor + 2.85%	3.40%

The securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter. Distributions are payable quarterly. Pinnacle Financial has informally agreed to obtain prior approval of the Federal Reserve Bank of Atlanta before making these quarterly payments. To date all subordinated debt payments were approved by the Federal Reserve Bank including the payments due for the first quarter of 2012. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. We guarantee the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares and preferred shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta (Federal Reserve Bank) and the limitations on repurchase resulting from Pinnacle Financial's participation in the CPP, the Trust Preferred Securities may be redeemed prior to maturity at our option except for Trust IV which may be redeemed at our option after September 30, 2012. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

On August 5, 2008, Pinnacle National entered into a $15 million subordinated term loan with a regional bank. The loan bears interest at three month LIBOR plus 3.5%, matures in 2015 and at December 31, 2011, $9 million qualified as Tier 2 Capital for regulatory capital purposes. The portion that qualifies as Tier 2 capital decreases by $3 million at August 2012 and at each subsequent anniversary.

Capital Resources. At December 31, 2011 and 2010, our stockholders' equity amounted to $710.1 million and $677.5 million, respectively. Substantially all of the increase in stockholders' equity resulted from our net income in 2011, the unrealized gain on our security portfolio, offset by the partial redemption of the preferred shares outstanding.

On December 12, 2008, we issued 95,000 shares of preferred stock to the U.S. Treasury for $95 million pursuant to the CPP. Additionally, we issued 534,910 common stock warrants to the U.S. Treasury as a condition to our participation in the CPP. The warrants have an exercise price of $26.64 each, are immediately exercisable and expire 10 years from the date of issuance. The accrued dividend costs and the accretion of the discount recorded on the preferred stock totaled $6,665,000 and $6,142,000 during the years ended December 31, 2011 and 2010, respectively. Proceeds from this sale of preferred stock were contributed to Pinnacle National for general corporate purposes, including its lending activities. During the fourth quarter of 2011, Pinnacle Financial repurchased 25% of the preferred shares originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. This partial redemption was financed from available cash resources of the Company. Following the partial redemption of preferred shares, 71,250 shares of Series A preferred stock remain issued and outstanding and held by the U.S. Treasury.

The Series A preferred stock sold pursuant to the CPP is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent thereafter. The preferred shares are redeemable at liquidation value ($1,000 per share) at any time, with Federal Reserve Board approval. The shares of Series A preferred stock qualify as Tier 1 capital under current regulatory definitions.

On June 16, 2009, we completed the sale of 8,855,000 shares of our common stock in a public offering, resulting in net proceeds to Pinnacle Financial of approximately $109.0 million. As a result, and pursuant to the terms of the warrant issued to the U.S. Treasury in connection with our participation in the CPP, the number of shares issuable upon exercise of the warrant issued to the U.S. Treasury in connection with the CPP was reduced by 50%, or 267,455 shares.

In the first quarter of 2010, the OCC established a requirement for Pinnacle National to maintain a minimum Tier 1 capital to average assets ratio of 8% and a minimum total capital to risk-weighted assets ratio of 12%. During the fourth quarter of 2011, Pinnacle National was notified that the individual minimum capital requirement was lifted although it remains as an internal policy. At December 31, 2011, Pinnacle National's Tier 1 risk-based capital ratio was 13.8%, the total risk-based capital ratio was 15.3% and the leverage ratio was 11.4%, compared to 13.8%, 15.4% and 10.7% at December 31, 2010, respectively.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the OCC.

Pinnacle National is required by federal law to obtain the prior approval of the OCC for payments of dividends if the total of all dividends declared by its board of directors in any year will exceed (1) the total of Pinnacle National's net profits for that year, plus (2) Pinnacle National's retained net profits of the preceding two years, less any required transfers to surplus. As of January 1, 2012, Pinnacle National's retained net profits from 2011 and 2010 were approximately $20.8 million. Generally, federal regulatory policy discourages payment of holding company or bank dividends if the holding company or its subsidiaries are experiencing losses. Pinnacle Financial has informally agreed to obtain prior approval of the Federal Reserve Bank of Atlanta before making preferred stock dividends and trust preferred distributions or causing Pinnacle National to pay dividends. Until such time as it may receive dividends from Pinnacle National, Pinnacle Financial anticipates servicing its preferred stock dividend and trust preferred distributions from its available cash balances which totaled approximately $36.5 million as of December 31, 2011. To date all preferred dividend payments owed the U.S. Treasury pursuant to the CPP were approved by the Federal Reserve Bank including the payments due for the first quarter of 2012.

Pinnacle Financial has not paid any common stock dividends to date, nor does it anticipate paying dividends to its common stockholders for the foreseeable future. Future dividend policy will depend on Pinnacle Financial's earnings, capital position, financial condition and other factors.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis.

- Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in both gradual and instantaneous changes to interest rates. For changes up or down in rates from management's flat interest rate forecast over the next twelve months, limits in the decline in net interest income are as follows:
    - -15.5% for a gradual change of 400 basis points; -31.0% for an instantaneous change of 400 basis points
    - -10.5% for a gradual change of 300 basis points; -21.0% for an instantaneous change of 300 basis points
    - -6.5% for a gradual change of 200 basis points; -13.0% for an instantaneous change of 200 basis points
    - -3.0% for a gradual change of 100 basis points; -6.0% for an instantaneous change of 100 basis points

- Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 400 basis point change in interest rates up or down, the economic value of equity should not decrease by more than 40 percent from the base case; for a 300 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 30 percent; for a 200 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 20 percent; and for a 100 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 10 percent.

At December 31, 2011, our model results indicated that our balance sheet is slightly liability sensitive to parallel shifts in interest rates in increments of 100 to 200 basis points. The slight liability sensitivity present at the 100 to 200 bps increment level is primarily attributable to the fact that our loan floors will prevent any rise in yields on our loan portfolio from out-pacing the potential rise in deposit costs. We become asset-sensitive once those rate increments reach 200 to 250 basis points as we break through interest rate floors placed on variable and floating rate loans at a more substantial level. Absent any other asset liability strategies an interest rate increase of a 200 to 250 basis point level could result in slightly increased margins. Over time, we expect to reduce our slight liability sensitivity as we engage in initiatives to bring our firm toward an interest rate neutral position over the next several quarters.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. We also enter into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2011 and 2010, we had not entered into any derivative contracts designated as hedging instruments to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati (FHLB). As a result, Pinnacle National may request advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Under the borrowing agreements with the FHLB, Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, certain qualifying commercial mortgage loans as collateral. Additionally, Pinnacle Financial recognized a discount on FHLB advances in conjunction with previous acquisitions. The remaining discount was $319,000 and $406,000 at December 31, 2011 and 2010, respectively. At December 31, 2011, Pinnacle National had received advances from the FHLB totaling $225.75 million at the following rates and maturities (in thousands):

	Scheduled Maturities	*Weighted Average Interest Rates*
2012	$ 115,000	0.12%
2013	-	0.00%
2014	75,000	2.03%
2015	-	0.00%
2016	15,000	3.11%
Thereafter	20,750	1.57%
	$225,750	
Weighted average interest rate		*1.09%*

Pinnacle National also has accommodations of $135 million with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. Although there were no amounts outstanding at December 31, 2011, for the year ended December 31, 2011, we averaged borrowings from correspondent banks of $726,000 under such agreements. Additionally, Pinnacle National has approximately $820 million in accommodations available through the Federal Reserve Bank discount window, with no advances outstanding at December 31, 2011.

At December 31, 2011, there were no brokered certificates of deposit compared to $14.2 million at December 31, 2010. We previously issued these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds were for varying maturities up to two years and were issued at rates which were competitive to rates we would be required to pay to attract similar certificates of deposit from the local market as well as rates for FHLB advances of similar maturities. Although we have historically considered these deposits to be a ready source of liquidity under current market conditions, we have reduced our reliance on these deposits throughout 2010 and 2011.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns on their excess funds) and FHLB advances. Information concerning our short-term borrowings as of and for each of the years in the three-year period ended December 31, 2011 is as follows (in thousands):

	At December 31,		
	2011	***2010***	***2009***
Amounts outstanding at year-end:			
Securities sold under agreements to repurchase	$ 131,591	$ 146,294	$ 275,465
Federal funds purchased	-	-	-
Holding Company line of credit	-	-	-
Federal Home Loan Bank short-term advances	115,000	10,000	91,072
Weighted average interest rates at year-end:			
Securities sold under agreements to repurchase	0.44%	0.75%	0.71%
Federal funds purchased	-	-	-
Holding Company line of credit	-	-	-
Federal Home Loan Bank short-term advances	0.12%	1.90%	2.41%
Maximum amount of borrowings at any month-end:			
Securities sold under agreements to repurchase	$ 244,233	$ 284,323	$ 321,508
Federal funds purchased	-	-	38,255
Holding Company line of credit	-	-	18,000
Federal Home Loan Bank short-term advances	115,000	75,980	116,436
Average balances for the year:			
Securities sold under agreements to repurchase	$ 161,845	$ 222,179	$ 250,435
Federal funds purchased	-	260	13,422
Holding Company line of credit	-	-	8,877
Federal Home Loan Bank short-term advances	31,250	30,288	76,662
Weighted average interest rates for the year:			
Securities sold under agreements to repurchase	0.69%	0.79%	0.67%
Federal funds purchased	0.94%	1.04%	0.49%
Holding Company line of credit	-	-	2.26%
Federal Home Loan Bank short-term advances	0.12%	2.66%	2.20%

The following table presents additional information about our contractual obligations as of December 31, 2011, which by their terms have contractual maturity and termination dates subsequent to December 31, 2011 (in thousands):

	At December 31, 2011				
	Next 12 months	***13-36 months***	***37-60 months***	***More than 60 months***	***Totals***
Contractual obligations:					
Certificates of deposit	$ 593,473	$ 98,327	$ 22,669	$ 28	$ 714,497
Securities sold under agreements to repurchase	131,591	-	-	-	131,591
Federal Home Loan Bank advances	115,000	75,000	15,000	20,750	225,750
Subordinated debt	-	-	15,000	82,476	97,476
Minimum operating lease commitments	3,796	7,061	6,902	33,136	50,895
Totals	$ 843,860	$ 180,388	$ 59,571	$136,390	$ 1,220,209

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2011, we had outstanding standby letters of credit of $76.2 million and unfunded loan commitments outstanding of $937.1 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. The following table presents additional information about our unfunded commitments as of December 31, 2011, which by their terms, have contractual maturity dates subsequent to December 31, 2011 (in thousands):

	At December 31, 2011				
	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Unfunded commitments:					
Lines of credit	$ 545,948	$ 106,904	$ 105,552	$ 178,679	$ 937,083
Letters of credit	72,468	1,709	2,000	-	76,177
Totals	$ 618,416	$ 108,613	$ 107,552	$ 178,679	$ 1,013,260

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recently Adopted Accounting Pronouncements

In April 2011, FASB issued ASU No. 2011-02 *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*, intended to provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendments in this ASU were effective for the quarter ended September 30, 2011 and have been applied retrospectively to the beginning of the current year.

As a result of applying these amendments, Pinnacle Financial reviewed all substandard loans that were renewed since January 1, 2011 and identified twenty-one new loan modifications that qualified as a troubled debt restructuring. Pursuant to the guidance set forth in the standard, an impairment amount was calculated on each identified transaction consistent with the methodology followed for other impaired loans, described above.

Recent Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-8, *Intangibles—Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on the qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance will be effective for Pinnacle Financial beginning January 1, 2012. We will not know the impact of the adoption of this pronouncement on our financial position or results of operations as it is not practical to determine its effect until each prospective reporting date and after we have completed the qualitative assessments outlined in this ASU. At this time, we have no reason to believe it will have a significant impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income*, new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires presentation of reclassification adjustments on the face of the income statement. Pinnacle Financial will adopt this accounting standard upon its effective date for periods beginning on or after December 15, 2011. This adoption will not have any impact on our financial position or results of operations but will impact our financial statement presentation.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value*

Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for Pinnacle Financial in its first quarter of fiscal 2012 and will be applied prospectively. Pinnacle Financial is currently evaluating the impact of ASU 2011-04, but currently believes there will be no significant impact on its consolidated financial statements.

Other than those pronouncements discussed above, there were no other recently issued accounting pronouncements that are expected to impact Pinnacle Financial.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
ASSETS		
Cash and noninterest-bearing due from banks	$ 63,015,997	$ 40,154,247
Interest-bearing due from banks	108,422,470	140,647,481
Federal funds sold and other	724,573	7,284,685
Short-term discount notes	-	499,768
Cash and cash equivalents	172,163,040	188,586,181
Securities available-for-sale, at fair value	894,962,246	1,014,316,831
Securities held-to-maturity (fair value of $2,369,118 and $4,411,856 at December 31, 2011 and December 31, 2010, respectively)	2,329,917	4,320,486
Mortgage loans held-for-sale	35,363,038	16,206,034
Loans	3,291,350,857	3,212,440,190
Less allowance for loan losses	(73,974,675)	(82,575,235)
Loans, net	3,217,376,182	3,129,864,955
Premises and equipment, net	77,127,361	82,374,228
Other investments	44,653,840	42,282,255
Accrued interest receivable	15,243,366	16,364,573
Goodwill	244,076,492	244,090,311
Core deposits and other intangible assets	7,842,267	10,705,105
Other real estate owned	39,714,415	59,608,224
Other assets	113,098,540	100,284,697
Total assets	$ 4,863,950,704	$ 4,909,003,880
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 717,378,933	$ 586,516,637
Interest-bearing	637,203,420	573,670,188
Savings and money market accounts	1,585,260,139	1,596,306,386
Time	714,496,974	1,076,564,179
Total deposits	3,654,339,466	3,833,057,390
Securities sold under agreements to repurchase	131,591,412	146,294,379
Federal Home Loan Bank advances	226,068,796	121,393,026
Subordinated debt	97,476,000	97,476,000
Accrued interest payable	2,233,330	5,197,925
Other liabilities	42,097,132	28,127,875
Total liabilities	4,153,806,136	4,231,546,595
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; 71,250 and 95,000 shares, respectively, issued and outstanding at December 31, 2011 and December 31, 2010	69,096,828	90,788,682
Common stock, par value $1.00; 90,000,000 shares authorized; 34,354,960 issued and outstanding at December 31, 2011 and 33,870,380 issued and outstanding at December 31, 2010	34,354,960	33,870,380
Common stock warrants	3,348,402	3,348,402
Additional paid-in capital	536,227,537	530,829,019
Retained earnings	49,783,584	12,996,202
Accumulated other comprehensive income, net of taxes	17,333,257	5,624,600
Total stockholders' equity	710,144,568	677,457,285
Total liabilities and stockholders' equity	$ 4,863,950,704	$ 4,909,003,880

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2011	2010	2009
Interest income:			
Loans, including fees	$ 154,748,491	$ 162,901,763	$ 162,271,036
Securities:			
Taxable	23,971,787	30,306,189	35,056,848
Tax-exempt	7,394,134	7,916,596	6,540,653
Federal funds sold and other	2,232,423	2,223,816	1,847,661
Total interest income	188,346,835	203,348,364	205,716,198
Interest expense:			
Deposits	30,588,033	49,856,815	63,128,940
Securities sold under agreements to repurchase	1,110,078	1,749,905	1,689,073
Federal Home Loan Bank advances and other borrowings	5,184,313	7,368,258	10,106,922
Total interest expense	36,882,424	58,974,978	74,924,935
Net interest income	151,464,411	144,373,386	130,791,263
Provision for loan losses	21,797,613	53,695,454	116,758,231
Net interest income after provision for loan losses	129,666,798	90,677,932	14,033,032
Noninterest income:			
Service charges on deposit accounts	9,244,165	9,591,543	10,199,838
Investment services	6,246,414	5,050,105	4,181,101
Insurance sales commissions	3,999,153	3,864,340	4,025,839
Trust fees	2,999,731	2,872,490	2,590,997
Gains on mortgage loans sold, net	4,155,137	4,085,657	4,928,542
Net gain on sale of investment securities	960,763	2,623,674	6,462,241
Other noninterest income	10,334,847	8,227,237	7,263,068
Total noninterest income	37,940,210	36,315,046	39,651,626
Noninterest expense:			
Salaries and employee benefits	74,424,851	64,628,991	56,709,814
Equipment and occupancy	19,986,976	21,077,223	18,056,080
Other real estate expense	17,431,926	29,210,197	14,257,005
Marketing and other business development	3,303,151	3,233,224	2,533,953
Postage and supplies	2,120,722	2,538,021	2,929,447
Amortization of intangibles	2,862,837	2,980,986	3,185,111
Other noninterest expense	18,976,865	23,214,670	20,906,040
Total noninterest expense	139,107,328	146,883,312	118,577,450
Income (loss) before income taxes	28,499,680	(19,890,334)	(64,892,792)
Income tax (benefit) expense	(15,237,687)	4,410,158	(29,392,825)
Net income (loss)	43,737,367	(24,300,492)	(35,499,967)
Preferred stock dividends	4,606,493	4,815,973	4,815,972
Accretion on preferred stock discount	2,058,146	1,326,049	1,113,986
Net income (loss) available to common stockholders	$ 37,072,728	$ (30,442,514)	$ (41,429,925)
Per share information:			
Basic net income (loss) per common share available to common stockholders	$1.11	($0.93)	($1.46)
Diluted net income (loss) per common share available to common stockholders	$1.09	($0.93)	($1.46)
Weighted average common shares outstanding:			
Basic	33,420,015	32,789,871	28,395,618
Diluted	34,060,228	32,789,871	28,395,618

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the each of the years in the three-year period ended December 31, 2011

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, December 31, 2008	$ 88,348,647	23,762,124	$ 23,762,124	$ 6,696,804	$417,040,974	$ 84,380,447	$ 7,069,400	$627,298,396
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	123,754	123,754	-	909,095	-	-	1,032,849
Issuance of restricted common shares, net of forfeitures	-	292,473	292,473	-	(292,473)	-	-	-
Restricted shares withheld for taxes	-	(3,632)	(3,632)	-	(63,183)	-	-	(66,815)
Issuance of 8,855,000 shares of common stock, net of offering costs of $6,087,215	-	8,855,000	8,855,000	-	100,172,785	-	-	109,027,785
Cancellation of 267,455 warrants previously issued to U.S. Treasury	-	-	-	(3,348,402)	3,348,402	-	-	-
Compensation expense for restricted shares	-	-	-	-	1,444,274	-	-	1,444,274
Compensation expense for stock options	-	-	-	-	1,806,729	-	-	1,806,729
Accretion on preferred stock discount	1,113,986	-	-	-	-	(1,113,986)		-
Preferred dividends paid	-	-	-	-	-	(4,393,751)	-	(4,393,751)
Comprehensive income (loss):								
Net loss	-	-	-	-	-	(35,499,967)	-	(35,499,967)
Net unrealized holding gains on securities available-for-sale, net of taxes	-	-	-	-	-	-	370,681	370,681
Total comprehensive loss								(35,129,286)
Balances, December 31, 2009	$ 89,462,633	33,029,719	$ 33,029,719	$ 3,348,402	$524,366,603	$ 43,372,743	$ 7,440,081	$701,020,181
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	601,023	601,023	-	2,884,789	-	-	3,485,812
Issuance of restricted common shares, net of forfeitures	-	252,053	252,053	-	(252,053)	-	-	-
Restricted shares withheld for taxes	-	(12,415)	(12,415)	-	(151,333)	-	-	(163,748)
Compensation expense for restricted shares	-	-	-	-	2,303,720	-	-	2,303,720
Compensation expense for stock options	-	-	-	-	1,677,293	-	-	1,677,293
Accretion on preferred stock discount	1,326,049	-	-	-	-	(1,326,049)	-	-
Preferred dividends paid	-	-	-	-	-	(4,750,000)	-	(4,750,000)
Comprehensive loss:	-	-	-	-	-			
Net loss	-	-	-	-	-	(24,300,492)	-	(24,300,492)
Net unrealized holding losses on securities available-for-sale, net of taxes	-	-	-	-	-	-	(1,815,481)	(1,815,481)
Total comprehensive loss	-	-	-	-	-	-	-	(26,115,973)
Balances, December 31, 2010	$ 90,788,682	33,870,380	$ 33,870,380	$ 3,348,402	$530,829,019	$12,996,202	$ 5,624,600	$ 677,457,285
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	163,829	163,829	-	1,014,653	-	-	1,178,482
Repurchase of preferred stock	(23,750,000)	-	-	-	-	-	-	(23,750,000)
Issuance of restricted common shares, net of forfeitures	-	299,715	299,715	-	(299,715)	-	-	-
Issuance of salary stock units	-	54,526	54,526		722,292			776,818
Restricted shares withheld for taxes	-	(33,490)	(33,490)	-	(474,448)	-	-	(507,938)
Compensation expense for restricted shares	-	-	-	-	3,239,677	-	-	3,239,677
Compensation expense for stock options	-	-	-	-	1,196,059	-	-	1,196,059
Accretion on preferred stock discount	2,058,146	-	-	-	-	(2,058,146)	-	-
Preferred dividends paid	-	-	-	-	-	(4,891,839)	-	(4,891,839)
Comprehensive income:	-	-	-	-	-		-	
Net income	-	-	-	-	-	43,737,367	-	43,737,367
Net unrealized holding gains on securities available-for-sale, net of taxes	-	-	-	-	-	-	11,708,657	11,708,657
Total comprehensive income	-	-	-	-	-	-	-	55,446,025
Balances, December 31, 2011	$ 69,096,828	34,354,960	$ 34,354,960	$ 3,348,402	$536,227,537	$49,783,584	$ 17,333,257	$ 710,144,568

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2011	2010	2009
Operating activities:			
Net income (loss)	$ 43,737,367	$ (24,300,492)	$ (35,499,967)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net amortization/accretion of premium/discount on securities	7,702,123	5,667,069	4,735,074
Depreciation and amortization	10,950,434	11,500,075	10,804,664
Provision for loan losses	21,797,613	53,695,454	116,758,231
Gains on sales of investment securities, net	(960,763)	(2,623,674)	(6,462,241)
Gain on loan sales, net	(4,155,137)	(4,085,657)	(4,928,542)
Stock-based compensation expense	5,018,294	3,981,013	3,251,003
Deferred tax (benefit) expense	(23,395,052)	17,822,071	(24,645,791)
Losses on other real estate and other investments	14,081,857	25,459,851	11,987,395
Excess tax benefit from stock compensation	(13,819)	(16,776)	(53,538)
Mortgage loans held for sale:			
Loans originated	(394,020,876)	(444,833,043)	(626,402,322)
Loans sold	378,996,474	445,227,014	644,098,081
Increase in other assets	42,346,579	27,366,049	16,214,893
Increase (decrease) in other liabilities	11,004,661	14,730,158	(19,551,401)
Net cash provided by operating activities	113,089,755	129,589,112	90,305,539
Investing activities:			
Activities in available-for-sale securities:			
Purchases	(268,141,975)	(548,916,132)	(721,011,285)
Sales	166,415,738	146,082,535	346,895,583
Maturities, prepayments and calls	233,622,196	322,414,157	284,950,245
Activities in held-to-maturity securities:			
Sales	-	954,388	-
Maturities, prepayments and calls	1,975,000	1,235,612	3,960,000
Increase (decrease) in loans, net	(144,581,478)	194,133,354	(329,573,695)
Purchases of premises and equipment and software	(2,031,265)	(9,587,707)	(19,175,840)
Other investments	(407,504)	(1,878,676)	(6,859,089)
Net cash (used in) provided by investing activities	(13,149,288)	104,437,531	(440,814,081)
Financing activities:			
Net (decrease) increase in deposits	(178,660,721)	9,688,996	290,833,250
Net (decrease) increase in repurchase agreements	(14,702,967)	(129,170,717)	91,167,303
Net decrease in Federal funds purchased	-	-	(71,643,000)
Federal Home Loan Bank:			
Issuances	215,000,000	90,000,000	70,000,000
Payments	(110,236,705)	(181,149,655)	(41,153,298)
Net increase (decrease) in borrowings under lines of credit	-	-	(18,000,000)
Exercise of common stock warrants	-	285,000	300,000
Exercise of common stock options and stock appreciation rights	864,805	3,037,064	666,034
Excess tax benefit from stock compensation	13,819	16,776	53,538
Preferred dividends paid	(4,891,839)	(4,750,000)	(4,393,751)
Proceeds from the sale of common stock, net of expenses	-	-	109,027,785
Repurchase of preferred shares outstanding	(23,750,000)	-	-
Net cash (used in) provided by financing activities	(116,363,608)	(212,042,536)	426,857,861
Net (decrease) increase in cash and cash equivalents	(16,423,141)	21,984,107	76,349,319
Cash and cash equivalents, beginning of year	188,586,181	166,602,074	90,252,755
Cash and cash equivalents, end of year	$ 172,163,040	$ 188,586,181	$ 166,602,074

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Pinnacle National is a commercial bank headquartered in Nashville, Tennessee. Pinnacle National provides a full range of banking services, including investment, mortgage, and insurance services, and comprehensive wealth management services, in its primary market areas of the Nashville-Davidson-Murfreesboro-Franklin, Tennessee and Knoxville, Tennessee Metropolitan Statistical Areas.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its wholly-owned subsidiaries. PNFP Statutory Trust I, PNFP Statutory Trust II, PNFP Statutory Trust III, and PNFP Statutory Trust IV are affiliates of Pinnacle Financial and are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses, determination of any impairment of intangible assets, the valuation of other real estate owned and the valuation of deferred tax assets.

Impairment — Long-lived assets, including purchased intangible assets subject to amortization, such as core deposit intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is evaluated for impairment at least annually and more frequently if events and circumstances indicate that the asset might be impaired. That annual assessment date for Pinnacle Financial is September 30. An impairment loss is recognized to the extent that the carrying amount exceeds fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of any impairment.

If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. Subsequent reversal of goodwill impairment losses is not permitted.

Prior to 2009, Pinnacle Financial's stock price historically traded above its book value per common share. At September 30, 2011, the stock price was trading below its book value per common share which could have been an indicator of goodwill impairment. Pinnacle Financial performed its annual evaluation of whether there was goodwill impairment as of September 30, 2011, and determined that there was no impairment. At December 31, 2011, the price of Pinnacle Financial's common stock was trading at levels that, although lower than the stock's book value per common share, were higher than those that were utilized in our impairment testing at September 30, 2011. Pinnacle Financial determined that there were no other indicators of impairment and concluded that no further assessment of goodwill impairment was required as of December 31, 2011. Should our stock price decline further below our book value per common share than was the case at September 30, 2011, an impairment charge to goodwill may be required. Should it be determined in a future period that the goodwill has been impaired, then a charge to earnings will be recorded in the period such determination is made.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-8, *Intangibles—Goodwill and Other*, regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). Based on the qualitative assessment, if an entity determines that the fair value of a reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance will be effective for Pinnacle Financial beginning January 1, 2012. We will not know the impact of the adoption of this pronouncement on our financial position or results of operations as it is not practical to determine its effect until each prospective reporting date and after we have completed the qualitative assessments outlined in this ASU. At this time, we have no reason to believe it will have a significant impact on our financial position or results of operations.

Cash Equivalents and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold, short-term discount notes and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2011 as follows:

	For the years ended December 31,		
	2011	2010	2009
Cash Payments:			
Interest	$ 39,991,746	$ 60,675,865	$ 77,333,798
Income taxes paid (refunded)	3,988,414	(4,722,776)	3,200,000
Noncash Transactions:			
Loans charged-off to the allowance for loan losses	34,849,910	67,543,395	62,598,965
Loans foreclosed upon with repossessions transferred to other real estate	34,580,351	92,873,551	58,974,257

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may be shorter than the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method, and are recorded on the trade date of the sale.

Other-than-temporary Impairment — A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security. To determine whether impairment is other-than-temporary, management considers whether the entity expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss and is deemed to be other-than-temporary impairment. If a credit loss is identified, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established. If management concludes that a credit loss exists, but a full recovery is expected and it is not more-likely-than-not that it will be required to sell the security before maturity, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity.

Mortgage loans held-for-sale — Mortgage loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when legal title to the loans has been transferred to the purchaser and payments have been received and are reflected in the accompanying consolidated statement of operations in gains on loans sold, net of related costs such as compensation expenses. Pinnacle Financial does not securitize mortgage loans and does not retain the servicing for loans sold.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans — Pinnacle Financial has five loan segments: commercial, commercial real estate, construction and development, consumer and consumer real estate that are determined based on the underlying collateral utilized to secure each loan. This classification is consistent with those utilized in the Quarterly Report of Condition and Income filed with the Federal Deposit Insurance Corporation (FDIC).

Loans are reported at their outstanding principal balances, net of the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method. At December 31, 2011 and 2010, net deferred loan fees of $208,000 and $579,000, respectively, were included in loans on the accompanying consolidated balance sheets.

As part of our routine credit monitoring process, commercial loans receive risk ratings by the assigned financial advisor and are subject to validation by our independent loan review department. Risk ratings are categorized as pass, special mention, substandard, substandard-impaired or doubtful-impaired. Pinnacle Financial believes that our categories follow those outlined by our primary regulator. At December 31, 2011, approximately 75% of our loan portfolio was assigned a specifically assigned risk rating in the allowance for loan loss assessment. Certain consumer loans and commercial relationships that possess certain qualifying characteristics are generally not assigned an individual risk rating but are evaluated as a homogenous pool of loans as either accrual or nonaccrual based on the performance of the loan.

Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower, which often is determined when the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received while the loan is classified as nonaccrual, but interest income recognition is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. A nonaccrual loan is returned to accruing status once the loan has been brought current and collection is reasonably assured or the loan has been "well-secured" through other techniques. Past due status is determined based on the contractual due date per the underlying loan agreement.

All loans that are placed on nonaccrual status are further analyzed to determine if they should be classified as impaired loans. At December 31, 2011, there were no loans classified as nonaccrual that were not also deemed to be impaired. A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan. This determination is made using a variety of techniques, which include a review of the borrower's financial condition, debt-service coverage ratios, global cash flow analysis, guarantor support, other loan file information, meetings with borrowers, inspection or reappraisal of collateral and/or consultation with legal counsel as well as results of reviews of other similar industry credits (e.g. builder loans, development loans, church loans, etc.).

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Allowance for Loan Losses — The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses inherent in the loan portfolio as of the balance sheet date. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, loss experience of various loan segments, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, independent loan reviewers, and reviews that may have been conducted by third-party reviewers. We incorporate relevant loan review results in the loan impairment determination. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition to the independent loan review process, the aforementioned risk ratings are subject to continual review by the loan officer to determine that the appropriate risk ratings are being utilized in our allowance for loan loss process. At least annually, and in many cases twice per year, our credit policy requires that each risk-rated loan is subject to a formal credit risk review to be performed by the responsible loan officer. Each risk rating is also subject to review by our independent loan review department. Currently, our independent loan review department targets reviews of at least 70% of our risk rated portfolio annually. Included in the 70% coverage are independent loan reviews of loans in targeted portfolio segments such as certain consumer loans, land loans, loans assigned to a particular lending officer and/or loan types in certain geographies.

All of the above factors are utilized in the determination of the allowance for loan losses which is composed of the results of two distinct impairment analyses pursuant to the provisions of both ASC 450-20 (formerly SFAS 5) and ASC 310-10-35 (formerly SFAS 114) as discussed below.

ASC 450-20, *Loss Contingencies* — The ASC 450-20 component of the allowance for loan losses begins with a process of estimating the probable losses based on our internal system of risk ratings and historical loss data for our risk rated portfolio. Prior to 2010, because of Pinnacle Financial's limited loss history, loss estimates were primarily derived from historical loss data by loan categories for comparable peer institutions. During 2010, we incorporated the results of Pinnacle National's own historical migration analysis of all loans that were charged-off during the prior eight quarters. The look-back period in our migration analysis was extended in 2011 to eleven quarters to continue to include the losses incurred by Pinnacle Financial in the second quarter of 2009. In this current economic environment, we believed the extension of our look-back period in our migration analysis was appropriate due to the risks inherent in our loan portfolio. Absent the extension, the early cycle periods in which we experienced significant losses would have been excluded from the determination of the allowance for loan losses. This migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. The results of the migration analysis are then compared to other industry factors to determine the loss allocation rates for the risk rated loan portfolios. The loss allocation rates from our migration analysis and the industry loss factors are weighted to determine a weighted average loss allocation rate for these portfolios.

The allowance allocation for non risk-rated portfolios is based on consideration of our actual historical loss rates and industry loss rates for those particular segments. Non risk-rated loans are evaluated as a group by category rather than on a individual loan basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the non risk-rated loan portfolio and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all loan segments is then adjusted for management's estimate of probable losses for several environmental factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and is based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the five loan segments, and the allowance allocation, as determined by the processes noted above for each segment, is increased or decreased based on the incremental assessment of these various environmental factors. The environmental factors accounted for approximately 8.8% of the allowance for loan losses at December 31, 2011 compared to 6.8% of allowance for loan losses at December 31, 2010.

The ASC 450-20 portion of the allowance also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories, such as the imprecision in the overall loss allocation measurement process, the volatility of the local economies in the markets we serve and imprecision in our credit risk ratings process.

ASC 310-10-35, *Receivables* — ASC 310-10-35 component of the allowance for loan loss is the allowance for impaired loans. Generally, loans with an identified weakness and principal balance of $250,000 or more are subject to an individual determination of the amount of impairment that exists for a particular loan. The amount of the impairment is measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses or, in the case of collateral dependent loans, the excess is charged off. Changes to the valuation allowance are recorded as a component of the provision for loan losses. Any subsequent adjustments to present value calculations for impaired loan valuations as a result of the passage of time, such as changes in the anticipated payback period for repayment, are recorded as a component of the provision for loan losses.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For impaired loans less than $250,000, Pinnacle Financial assigns a valuation allowance to these loans utilizing an allocation rate equal to the allocation rate calculated for loans of a similar type greater than $250,000. In addition, Pinnacle Financial reviews impaired collateral dependent loans less than $250,000 to determine if any amounts should be charged-off pursuant to regulatory requirements. At December 31, 2011, the principal balance of these small impaired loans was $7.2 million, which represented 15.1% of all impaired loans. At December 31, 2010, the principal balance of these small impaired loans was $8.9 million, which represented 11.0% of all impaired loans.

Recently Adopted Accounting Pronouncement — In April 2011, FASB issued ASU No. 2011-02 *A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring*, intended to provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendments in this ASU were effective for the quarter ended September 30, 2011 and have been applied retrospectively to the beginning of the current year.

As a result of applying these amendments, Pinnacle Financial reviewed all substandard loans that were renewed since January 1, 2011 and identified twenty-one new loan modifications that qualified as a troubled debt restructuring. Pursuant to the guidance set forth in the standard, an impairment amount was calculated on each identified transaction consistent with the methodology followed for other impaired loans, described above.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Pinnacle National is the lessee with respect to several office locations. All such leases are being accounted for as operating leases within the accompanying consolidated financial statements. Several of these leases include rent escalation clauses. Pinnacle National expenses the costs associated with these escalating payments over the life of the expected lease term using the straight-line method. At December 31, 2011, the deferred liability associated with these escalating rentals was approximately $1,759,000 and is included in other liabilities in the accompanying consolidated balance sheets.

Other Investments —Pinnacle Financial is required to maintain certain minimum levels of equity investments with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship based on the common stock and surplus (Federal Reserve Bank of Atlanta) or outstanding borrowings (Federal Home Loan Bank of Cincinnati) of Pinnacle National. At December 31, 2011 and 2010, the cost of these investments was $32,861,000 and $33,018,000, respectively. Pinnacle Financial determined that cost approximates the fair value of these investments. Additionally, Pinnacle Financial has recorded certain investments in other entities, at fair value, of $3,400,000 and $2,693,000 at December 31, 2011 and 2010, respectively. During 2011 and 2010, Pinnacle Financial recorded gains of $314,000 and $272,000, respectively, due to changes in the fair value of these investments. As discussed more fully described in footnote 10, Pinnacle Financial has an investment in four Trusts valued at $2,476,000 as of December 31, 2011 and 2010. The Trusts were established to issue subordinated debentures. Also, as part of the Community Reinvestment Act, we had investments totaling $5,917,000 and $4,095,000, net, as of December 31, 2011 and 2010, respectively. These investments are reflected in the accompanying consolidated balance sheets in other investments.

Other Real Estate Owned — Other real estate owned (OREO) represents real estate foreclosed upon or acquired by deed in lieu of foreclosure by Pinnacle National through loan defaults by customers. Substantially all of these amounts relate to lots, homes and residential development projects that are either completed or are in various stages of construction for which Pinnacle Financial believes it has adequate collateral. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Net gains or losses realized at the time of disposal are reflected in noninterest income or noninterest expense, as applicable.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in the accompanying consolidated balance sheet at December 31, 2011 is $52,711,000 of OREO with a related valuation allowance of $12,997,000. At December 31, 2010 the amount was $72,530,000 with a related valuation allowance of $12,922,000. During the years ended December 31, 2011, 2010 and 2009, Pinnacle Financial incurred $17,432,000, $29,210,000, and $14,257,000, respectively, of foreclosed real estate expense, of which $12,806,000, $25,732,000, and $11,861,000 were realized losses on dispositions and holding losses on valuations of OREO properties during 2011, 2010 and 2009, respectively.

Other Assets — Included in other assets as of December 31, 2011 and 2010, is approximately $1,318,000 and $1,509,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2011, 2010, and 2009, Pinnacle Financial's amortization expense was approximately $818,000, $754,000, and $550,000, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Pinnacle National is the owner and beneficiary of various life insurance policies on certain key executives and former directors of Cavalry Bancorp, Inc. (Cavalry) which Pinnacle Financial acquired in 2006, including policies that were acquired in its merger with Cavalry. Collectively, these policies are reflected in the accompanying consolidated balance sheets at their respective cash surrender values. At December 31, 2011 and 2010, the aggregate cash surrender value of these policies, which is reflected in other assets, was $48,883,000 and $47,724,000, respectively. Noninterest income related to these policies was $1,159,000, $913,000, and $518,000, during the years ended December 31, 2011, 2010 and 2009, respectively.

Also included in other assets at December 31, 2011 and 2010 is $498,000 and $544,000, respectively, which is related to loan participations which have been sold to correspondent banks prior to 2010. These amounts represent the present value, net of amortization, of the future net cash flows retained by Pinnacle Financial which is referred to as the loan participation interest rate spread. These amounts are amortized against net interest income over the life of the loan. Amortization of these amounts was $68,000, $91,000, and $155,000, for 2011, 2010, and 2009, respectively.

In November 2009, the FDIC issued a rule that required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The remaining $7.0 million in pre-paid deposit insurance is included in other assets in the accompanying consolidated balance sheet as of December 31, 2011.

Derivative Instruments — In accordance with ASC Topic 815 *Derivatives and Hedging*, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings in the period of change. None of the derivatives utilized by Pinnacle Financial have been designated as a hedge.

Securities Sold Under Agreements to Repurchase — Pinnacle National routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Investment Services and Trust Fees — Investment services and trust fees are recognized when earned. As of December 31, 2011 and 2010, Pinnacle Financial had accumulated approximately $1.06 billion and $1.04 billion, respectively, in brokerage assets under management. Additionally, the trust department had accumulated approximately $633 million and $693 million at December 31, 2011 and 2010, respectively, in trust assets under management.

Insurance Sales Commissions — Insurance sales commissions are recognized as of the effective date of the policy, when the premium due under the policy can be reasonably estimated and when the premium is billable to the client, less a provision for commission refunds in the event of policy cancellation prior to termination date.

Advertising — Advertising costs are expensed as incurred. Advertising expenses are included as a component of marketing and other business development and totaled $339,000, $259,000, and $43,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes — ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods. As of December 31, 2011, Pinnacle Financial had no unrecognized tax benefits related to Federal or State income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2011.

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. The net deferred tax asset is reflected as a component of other assets on the consolidated balance sheet. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

Income tax expense or benefit for the year is allocated among continuing operations and other comprehensive income (loss), as applicable. The amount allocated to continuing operations is the income tax effect of the pretax income or loss from continuing operations that occurred during the year, plus or minus income tax effects of (a) changes in certain circumstances that cause a change in judgment about the realization of deferred tax assets in future years, (b) changes in income tax laws or rates, and (c) changes in income tax status, subject to certain exceptions. The amount allocated to other comprehensive income (loss) is related solely to changes in the valuation allowance on items that are normally accounted for in other comprehensive income (loss) such as unrealized gains or losses on available-for-sale securities.

Pinnacle Financial and its subsidiaries file consolidated U.S. Federal and state of Tennessee income tax returns. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group. Pinnacle Financial has a Real Estate Investment Trust that files a separate federal tax return, but its income is included in the consolidated group's return as required by the federal tax laws. The IRS concluded its examination of the 2007, 2008 and 2009 federal tax returns during the second quarter of 2011. As a result of the examination, Pinnacle Financial recorded income tax expense, penalties and interest for the year ended December 31, 2011 of $288,000 as a result of timing differences identified during the course of the exam. Pinnacle Financial remains open to audit under the statute of limitations by the IRS for the years ended December 31, 2007 through 2011 and the state of Tennessee for the years ended December 31, 2008 through 2011.

As of December 31, 2011, Pinnacle Financial has accrued no interest and no penalties related to uncertain tax positions. Pinnacle Financial's policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

Income (Loss) Per Common Share — Basic income (loss) per share available to common stockholders (EPS) is computed by dividing net income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Weighted average common shares outstanding for the period includes restricted shares that have been issued to associates and outside directors. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding is attributable to common stock options, common stock appreciation rights, warrants, and restricted stock awards with performance based criteria. The dilutive effect of outstanding options, common stock appreciation rights, warrants and restricted stock awards with performance based criteria is reflected in diluted EPS by application of the treasury stock method.

As of December 31, 2011, there were approximately 1,573,000 stock options and 8,100 stock appreciation rights outstanding to purchase common shares. Most of these options and stock appreciation rights have exercise prices and compensation costs attributable to current services, which is less than the average market price of Pinnacle Financial's common stock. As of December 31, 2011 and 2010, Pinnacle Financial had 267,445 outstanding warrants to purchase common shares. These warrants were issued in conjunction with Pinnacle Financial's participation in the U.S. Treasury's Capital Purchase Program (CPP) as more fully discussed in Note 3. For the year ended December 31, 2011, approximately 640,000 of dilutive stock options, stock appreciation rights and warrants were included in the earnings per share calculation. For the year ended December 31, 2011, there were common stock options and warrants of 1,208,332 outstanding which were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below. Due to the net loss available to common stockholders for the years ended December 31, 2010 and 2009, no potentially dilutive shares related to these stock options, stock appreciation rights, and warrants were included in the loss per share calculations, as including such shares would have an anti-dilutive effect on loss per share.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2011:

	2011	2010	2009
Basic earnings per share calculation:			
Numerator - Net income (loss) available to common stockholders	$ 37,072,728	$ (30,442,514)	$ (41,429,925)
Denominator - Average common shares outstanding	33,420,015	32,789,871	28,395,618
Basic net income (loss) per share available to common stockholders	$ 1.11	$ (0.93)	$ (1.46)
Diluted earnings per share calculation:			
Numerator - Net income (loss) available to common stockholders	$ 37,072,728	$ (30,442,514)	$ (41,429,925)
Denominator - Average common shares outstanding	33,420,015	32,789,871	28,395,618
Dilutive shares contingently issuable	640,213	-	-
Average diluted common shares outstanding	34,060,228	32,789,871	28,395,618
Diluted net income (loss) per share available to common stockholders	$ 1.09	$ (0.93)	$ (1.46)

Stock-Based Compensation — Stock-based compensation expense recognized is based on the fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures. ASC 718-20 *Compensation – Stock Compensation Awards Classified as Equity* requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Service based awards with multiple vesting periods are expensed over the entire requisite period as if the award were a single award. For awards with performance vesting criteria, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period.

Comprehensive Income (Loss) — Comprehensive income (loss) consists of the total of all components of comprehensive income (loss) including net income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income (loss) but excluded from net income (loss). Currently, Pinnacle Financial's other comprehensive income (loss) consists solely of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

Fair Value Measurement — ASC Topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Pinnacle Financial has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market-based or independently-sourced market data, including interest rate yield curves, option volatilities and third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while Pinnacle Financial believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Subsequent Events — ASC Topic 855, *Subsequent Events,* as amended by ASU No. 2010-09, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Pinnacle Financial evaluated all events or transactions that occurred after December 31, 2011, through the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recognition in our disclosures to the December 31, 2011 financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Intangibles

Acquisition – Mid-America Bancshares, Inc. On November 30, 2007, we consummated a merger with Mid-America Bancshares, Inc. (Mid-America), a two-bank holding company located in Nashville, Tennessee. Pinnacle Financial recognized $9.4 million as a core deposit intangible. This identified intangible is being amortized over ten years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the years ended December 31, 2011, 2010, and 2009 approximately $1,026,000, $1,062,000, and $1,097,000, respectively, was recognized in the accompanying consolidated statement of operations as amortization of intangibles. Amortization expense associated with this identified intangible will approximate $700,000 to $1.0 million per year for the next six years.

Pinnacle Financial also recorded other adjustments to the carrying value of Mid-America's assets and liabilities in order to reflect the fair value at the date of acquisition. The discounts and premiums related to financial assets and liabilities are being accreted and amortized into the consolidated statements of operations using a method that approximates the level yield over the anticipated lives of the underlying financial assets or liabilities. For the years ended December 31, 2011, 2010 and 2009, the accretion and amortization of the fair value discounts and premiums related to the acquired assets and liabilities increased net interest income by approximately $145,000, $259,000, and $686,000, respectively. Based on the estimated useful lives of the acquired loans, deposits and FHLB advances, Pinnacle Financial will recognize increases in net interest income related to amortization and accretion of these purchase accounting adjustments of approximately $650,000 over the next six years.

Acquisition – Cavalry Bancorp, Inc. On March 15, 2006, Pinnacle Financial consummated its merger with Cavalry, a one-bank holding company located in Murfreesboro, Tennessee. Pinnacle Financial recognized $13.2 million as a core deposit intangible. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For each of the years in the three-year period ended December 31, 2011, approximately $1.7 million, $1.8 million, and $1.9 million, respectively, was recognized in the accompanying consolidated statements of operations as amortization of intangibles. Amortization expense associated with this identified intangible will approximate $1.6 million for fiscal 2012 with $273,000 expected for fiscal 2013.

Acquisition - Beach & Gentry. During the third quarter of 2008, Pinnacle National acquired Murfreesboro, Tennessee based Beach & Gentry Insurance LLC (Beach & Gentry). Concurrently, Beach & Gentry merged with Miller & Loughry Insurance & Services Inc., a wholly-owned subsidiary of Pinnacle National, also located in Murfreesboro. In connection with this acquisition, Pinnacle Financial recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of this intangible amounted to $109,000, $115,000, and $118,000, respectively, during the years ended December 31, 2011, 2010 and 2009. Additionally, if certain performance thresholds are met over the three years following the date of acquisition, Pinnacle National will be required to pay up to an additional $1.0 million to the former principal of Beach & Gentry. No payments were made during 2011, 2010, or 2009 related to these performance thresholds.

Note 3. Participation in U.S. Treasury Capital Purchase Program

On December 12, 2008, Pinnacle Financial issued 95,000 shares of preferred stock to the U.S. Treasury for $95 million pursuant to the U.S. Treasury's Capital Purchase Program (CPP) under the Troubled Assets Relief Program (TARP). Additionally, Pinnacle Financial issued warrants to purchase 534,910 shares of common stock to the U.S. Treasury as a condition to its participation in the CPP. The warrants have an exercise price of $26.64 each, are immediately exercisable, expire 10 years from the date of issuance and have a fair value of $6.7 million. On June 16, 2009, Pinnacle Financial completed the sale of 8,855,000 shares of its common stock in a public offering, resulting in net proceeds to Pinnacle Financial of approximately $109.0 million. As a result, and pursuant to the terms of the warrants issued to the U.S. Treasury in connection with Pinnacle Financial's participation in the CPP, the number of shares issuable upon exercise of the warrants issued to the U.S. Treasury in connection with the CPP was reduced by 50%, or 267,455 shares.

Proceeds from this sale of the preferred stock were contributed to Pinnacle National for general corporate purposes, including its lending activities. The CPP preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter. Pinnacle Financial can redeem the preferred shares issued to the U.S. Treasury under the CPP at any time subject to a requirement that it must obtain approval from our primary regulators, the Federal Reserve Bank of Atlanta, before redemption.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management used a cost of capital model to calculate the fair value of the Series A preferred stock issued to the U.S. Treasury in connection with the CPP. The cost of capital model involved estimating a reasonable return for a similar $95 million capital investment in Pinnacle Financial. The model incorporated a risk free rate (Long Term U.S. Treasury bond rate) added to a market premium for Pinnacle Financial's common stock. For the market premium for Pinnacle Financial's common stock, Pinnacle Financial multiplied its beta factor as reported on the Nasdaq Global Select Markets' website as of December 11, 2008 by 5% (the result of which was the estimated market risk premium). Additionally, due to the relatively small size of the offering, Pinnacle Financial added an additional risk premium of 2.3% to the total. The result was a cost of capital calculation of 8.3%. Pinnacle Financial believed 8.3% was a reasonable after-tax return to an investor who might be willing to acquire a $95 million interest in Pinnacle Financial. Pinnacle Financial then forecasted the cash outflows of the preferred stock issuance at the 5% dividend rate assuming a terminal payment of $95 million five years from issuance prior to the dividend payment rate's increase from 5% to 9%. Using a discounted cash flow model with a discount rate of 8.3%, the result was a fair value for the Series A preferred stock of $83.7 million.

The fair value of the common stock warrants issued in tandem with the Series A preferred stock was determined to be approximately $6.3 million. The fair value of the common stock warrants as of December 12, 2008 was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	2.64%
Expected life of warrants	10 years
Expected dividend yield	0.00%
Expected volatility	30.3%
Weighted average fair value	$11.86

Pinnacle Financial's computation of expected volatility was based on weekly historical volatility since September of 2002. The risk free interest rate of the warrants was based on the closing market bid for U.S. Treasury securities corresponding to the expected life of the common stock warrants in effect at the time of grant.

The fair value of the Series A preferred stock and the fair value of the common stock warrants were summed and the initial carrying amounts for the Series A preferred stock and the common stock warrants were calculated based on an allocation of the two fair value components. The aggregate fair value result for both the Series A preferred stock and the common stock warrants was calculated to be $90.0 million, with 7% of this aggregate total allocated to the warrants and 93% allocated to the Preferred Stock. As a result of this allocation, the $95 million issuance resulted in the warrants having a value of $6.7 million, which created the aforementioned preferred stock discount, and the Series A preferred stock having an initial value of $88.3 million. Management calculated the accretion amount of the Series A preferred stock discount using the effective interest method which resulted in an effective rate of 6.51%. That is to accrete the $6.7 million discount on the Series A preferred stock over the five year period following issuance of the Series A preferred stock on an effective interest method resulted in a calculation of 6.51% for the five year period. The $6.7 million will be amortized as a reduction in net income available for common stockholders over the five year period following issuance of the Series A preferred stock at approximately $1.3 million to $1.4 million per year.

During the fourth quarter of 2011, Pinnacle Financial repurchased 25% of the preferred shares originally issued to the U.S. Treasury under the CPP in a transaction totaling approximately $23.9 million. Following the partial redemption of preferred shares, 71,250 shares of Series A preferred stock remain issued and outstanding and held by the U.S. Treasury at December 31, 2011.

Note 4. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2011 and 2010, the average daily balance maintained at the Federal Reserve was approximately $112,863,000 and $93,972,000, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2011 and 2010 are summarized as follows (in thousands):

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Government agency securities	$ 41,978	$ 344	$ 9	$ 42,313
Mortgage-backed securities	623,684	22,254	371	645,567
State and municipal securities	182,206	13,768	22	195,952
Corporate notes	9,687	1,443	-	11,130
	$ 857,555	$ 37,809	$ 402	$ 894,962
Securities held-to-maturity:				
U.S. Government agency securities	$ -	$ -	$ -	$ -
State and municipal securities	2,330	39	-	2,369
	$ 2,330	$ 39	$ -	$ 2,369

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Government agency securities	$ 90,214	$ 487	$ 287	$ 90,414
Mortgage-backed securities	686,939	16,743	2,420	701,262
State and municipal securities	208,563	4,581	1,662	211,482
Corporate notes	10,474	762	77	11,159
	$ 996,190	$ 22,573	$ 4,446	$ 1,014,317
Securities held-to-maturity:				
U.S. Government agency securities	$ -	$ -	$ -	$ -
State and municipal securities	4,320	105	13	4,412
	$ 4,320	$ 105	$ 13	$ 4,412

At December 31, 2011, approximately $592.7 million of Pinnacle Financial's investment portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2011 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary (in thousands):

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 3,280	$ 3,305	$ 1,705	$ 1,714
Due in one year to five years	59,070	60,558	625	655
Due in five years to ten years	76,789	83,976	-	-
Due after ten years	94,732	101,556	-	-
Mortgage-backed securities	623,684	645,567	-	-
	$ 857,555	$ 894,962	$ 2,330	$ 2,369

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2011 and 2010, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer (in thousands):

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2011:						
U.S. government agency securities	$ 5,452	$ 9	$ -	$ -	$ 5,452	$ 9
Mortgage-backed securities	41,598	341	17,826	30	59,424	371
State and municipal securities	1,967	17	1,205	5	3,172	22
Corporate notes	-	-	-	-	-	-
Total temporarily-impaired securities	$ 49,017	$ 367	$ 19,031	$ 35	$ 68,048	$ 402
At December 31, 2010:						
U.S. government agency securities	$ 22,011	$ 287	$ -	$ -	$ 22,011	$ 287
Mortgage-backed securities	275,390	2,419	226	1	275,616	2,420
State and municipal securities	53,420	881	6,979	795	60,399	1,676
Corporate notes	258	-	424	76	682	76
Total temporarily-impaired securities	$ 351,079	$ 3,587	$ 7,629	$ 872	$ 358,708	$ 4,459

The applicable date for determining when securities are in an unrealized loss position is December 31, 2011. As such, it is possible that a security had a market value that exceeded its amortized cost on other days during the twelve-month period ended December 31, 2011, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the table above, at December 31, 2011, Pinnacle Financial had unrealized losses of $402,000 on $68.0 million of available-for-sale securities. The unrealized losses associated with these investment securities are primarily driven by changes in interest rates and are not due to the credit quality of the securities. These securities will continue to be monitored as a part of our ongoing impairment analysis, but are expected to perform even if the rating agencies reduce the credit rating of the bond issuers. Management evaluates the financial performance of the issuers on a quarterly basis to determine if it is probable that the issuers can make all contractual principal and interest payments. Because Pinnacle Financial currently does not intend to sell these securities and it is not more-likely-than-not that Pinnacle Financial will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, Pinnacle Financial does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

Periodically, available-for-sale securities may be sold or the composition of the portfolio realigned to improve yields, quality or marketability, or to implement changes in investment or asset/liability strategy, including maintaining collateral requirements, raising funds for liquidity purposes and in the event of a bank merger where certain investment holdings acquired via the merger are outside of the firm's investment policy. Additionally, if an available-for-sale security loses its investment grade, tax-exempt status, the underlying credit support is terminated or collection otherwise becomes uncertain based on factors known to management, Pinnacle Financial will consider selling the security, but will review each security on a case-by-case basis as it becomes known. The table below shows the fair value of securities that have been sold during 2011 and the amount of gain or loss recognized on those securities (in thousands):

For the quarter ended,	Fair Value of securities sold	Realized gain	Realized loss	Net	Previously recognized other-than-temporary impairment	Recognized gain on the sale of securities, net
March 31, 2011[1]	$ 19,300	$ 612	$ (365)	$ 247	$ (406)	$ (159)
June 30, 2011[2]	31,800	650	-	650	(40)	610
September 30, 2011 [3]	107,300	606	(229)	377	-	377
December 31, 2011 [4]	8,000	165	(32)	133	-	133
Total	$ 166,400	$ 2,033	$ (626)	$ 1,407	$ (446)	$ 961

(1) Sales during the first quarter of 2011, included mortgage backed securities where the resulting balance had been paid down to minimal amounts and municipal securities that had fallen outside of the parameters of our Asset/Liability policy due to a change in the quality of the security. Also, during the first quarter of 2011, Pinnacle Financial determined that an available-for-sale security was other-than-temporarily impaired as the credit worthiness of the security had deteriorated and was subsequently sold in the second quarter of 2011.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2) Sales during the second quarter of 2011 included a security which was deemed to be other-than-temporarily impaired during the first quarter of 2011, and mortgage backed and municipal securities that had fallen outside of the parameters of our Asset/Liability policy. Additionally, three securities were deemed to be other-than-temporarily impaired and were subsequently sold in the third quarter of 2011.
(3) Sales during the third quarter of 2011 consisted of two primary groups of securities: securities identified as other-than-temporarily-impaired in the second quarter of 2011, and mortgage-backed securities in which the pre-payments speeds were expected to accelerate due to the mortgage refinancing expected due to lower rates. The loss recognized during the third quarter of 2011 related to further deterioration of the three securities previously identified as having other-than-temporary impairment.
(4) Sales during the fourth quarter of 2011 consisted of investment grade municipal securities that had received a credit downgrade from an "A" from Standard & Poors or "A3" from Moody's. Although these securities were still considered investment grade and were not considered exceptions to Pinnacle's Investment Policy, the securities were sold to further enhance the credit quality of the securities portfolio.

The carrying values of Pinnacle Financial's investment securities could decline in the future if the financial condition of issuers deteriorates and management determines it is probable that Pinnacle Financial will not recover the entire amortized cost bases of the securities. As a result, there is a risk that other-than-temporary impairment charges may occur in the future.

Note 6. Loans and Allowance for Loan Losses

The following table outlines the amount of each loan segment categorized into each risk rating class as of December 31, 2011 and 2010. Pass rated loans include all credits other than those included in special mention, substandard, substandard-impaired, and doubtful-impaired which are defined as follows (in thousands):

- Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in Pinnacle Financial's credit position at some future date.
- Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize collection of the debt. Substandard loans are characterized by the distinct possibility that Pinnacle Financial will sustain some loss if the deficiencies are not corrected.
- Substandard-impaired loans are substandard loans that have been placed on nonaccrual.
- Doubtful-impaired loans have all the characteristics of substandard loans with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Pinnacle Financial considers all doubtful loans to be impaired and places the loan on nonaccrual status.

	Accruing Loans				Impaired Loans			
December 31, 2011	Pass	Special Mention	Substandard [1]	Total Accruing	Substandard Impaired	Doubtful Impaired	Total Impaired	Total Loans
Commercial real estate - mortgage	$ 994,252	$ 19,403	$ 87,345	$ 1,101,000	$ 9,962	$ -	$ 9,962	$ 1,110,962
Consumer real estate - mortgage	647,555	15,225	20,478	683,258	11,990	497	12,487	695,745
Construction and land development	204,773	27,553	28,957	261,283	12,965	-	12,965	274,248
Commercial and industrial	1,099,847	17,029	16,969	1,133,845	11,194	696	11,890	1,145,735
Consumer and other	63,460	649	1	64,110	551	-	551	64,661
	$ 3,009,887	$ 79,859	$ 153,750	$ 3,243,496	$ 46,662	$ 1,193	$ 47,855	$ 3,291,351
December 31, 2010								
Commercial real estate - mortgage	$ 947,593	$ 46,520	$ 87,960	$ 1,082,073	$ 11,351	$ 1,191	$ 12,542	$ 1,094,615
Consumer real estate - mortgage	661,234	12,384	22,834	696,452	4,622	4,413	9,035	705,487
Construction and land development	188,470	29,670	69,607	287,747	43,203	311	43,514	331,261
Commercial and industrial	918,414	13,511	65,426	997,351	13,347	1,393	14,740	1,012,091
Consumer and other	66,916	65	973	67,954	879	153	1,032	68,986
	$ 2,782,627	$ 102,150	$ 246,800	$ 3,131,577	$ 73,402	$ 7,461	$ 80,863	$ 3,212,440

(1) Potential problem loans, which are not included in nonperforming assets, amounted to approximately $130.4 million at December 31, 2011, compared to $223.1 million at December 31, 2010. At December 31, 2011 and 2010, approximately $23.4 million and $20.3 million, respectively of substandard loans were deemed to be troubled debt restructurings and were not included in potential problem loans. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency, or OCC, Pinnacle National's primary regulator, for loans classified as substandard, excluding the impact of substandard nonperforming loans and substandard troubled debt restructurings.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The information presented above for December 31, 2010 has been reclassified from the presentation in our Annual Report on Form 10-K for the year ended December 31, 2010 to conform to the December 31, 2011 presentation. Consumer loans previously classified as performing have been further classified into special mention and substandard.

At December 31, 2011 and 2010, there were no loans classified as nonaccrual that were not deemed to be impaired. At December 31, 2011 and 2010, all impaired loans were on nonaccruing interest status. The principal balances of these nonaccrual loans amounted to $47.9 million and $80.9 million at December 31, 2011 and 2010, respectively, and are included in the table above. For the year ended December 31, 2011, the average balance of impaired loans was $63.9 million as compared to $108.4 million for the year ended December 31, 2010. At the date such loans were placed on nonaccrual status, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had nonaccruing loans been on accruing status, interest income would have been higher by $5.0 million, $7.6 million and $7.1 million for each of the years in the three-year period ended December 31, 2011, respectively.

Our impaired loan portfolio consists of both collateral dependent and cash flow dependent loans. Collateral dependent loans are typically charged-off to their net realizable value pursuant to regulatory requirements and no specific allowance is carried related to those loans. Further, if a loan does not have a documented cash payment plan, the loan is deemed to be collateral dependent and is charged down equal to the fair value of the collateral. For cash flow dependent impaired loans, the amount of impairment is based on the present value of expected payments using the loan's original effective rate as the discount rate or the loan's observable market price. If the recorded investment in the impaired loan exceeds the measure of fair value, a specific valuation allowance is established as a component of the allowance for loan losses. At December 31, 2011 and 2010, we had approximately $25.5 million and $33.2 million of loans classified as impaired loans that were performing pursuant to their contractual terms.

The following table details the recorded investment, unpaid principal balance and related allowance and average recorded investment of our impaired loans at December 31, 2011 and 2010 by loan category and the amount of interest income recognized on a cash basis throughout the year then ended, respectively, on these loans that remain on our balance sheet (in thousands):

	At December 31, 2011			For the year ended December 31, 2011	
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
Collateral dependent impaired loans:					
Commercial real estate – mortgage	$ 9,345	$ 12,099	$ -	$ 12,450	$ 5
Consumer real estate – mortgage	9,248	9,961	-	10,140	-
Construction and land development	6,917	9,093	-	9,288	37
Commercial and industrial	3,036	3,546	-	3,689	-
Consumer and other	-	-	-	-	-
Total	$ 28,546	$ 34,699	$ -	$ 35,567	$ 42
Cash flow dependent impaired loans:					
Commercial real estate – mortgage	$ 617	$ 661	$ 57	$ 792	$ -
Consumer real estate – mortgage	3,239	4,902	301	5,005	-
Construction and land development	6,048	6,822	1,264	7,074	-
Commercial and industrial	8,854	11,041	2,767	11,497	-
Consumer and other	551	856	51	857	-
Total	$ 19,309	$ 24,282	$ 4,440	$ 25,225	$ -
Total Impaired Loans	$ 47,855	$ 58,981	$ 4,440	$ 60,792	$ 42

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At December 31, 2010			For the year ended December 31, 2010	
	Recorded investment	Unpaid principal balance	Related allowance	Average recorded investment	Interest income recognized
Collateral dependent impaired loans:					
Commercial real estate – mortgage	$ 10,585	$ 12,468	$ -	$ 12,478	$ 278
Consumer real estate – mortgage	4,063	5,041	-	5,041	83
Construction and land development	31,106	35,525	-	35,631	188
Commercial and industrial	2,865	5,501	-	5,501	9
Consumer and other	272	368	-	368	-
Total	$ 48,891	$ 58,903	$ -	$ 59,019	$ 558
Cash flow dependent impaired loans:					
Commercial real estate – mortgage	$ 1,957	$ 2,328	$ 176	$ 2,328	$ 55
Consumer real estate – mortgage	4,972	5,869	568	5,875	143
Construction and land development	12,408	12,619	3,825	12,623	234
Commercial and industrial	11,875	13,005	3,998	12,996	324
Consumer and other	760	846	390	846	17
Total	$ 31,972	$ 34,667	$ 8,957	$ 34,668	$ 773
Total Impaired Loans	$ 80,863	$ 93,570	$ 8,957	$ 93,687	$ 1,331

Pinnacle Financial's policy is that once a loan is classified as impaired and placed on nonaccrual status each subsequent payment is reviewed on a case-by-case basis to determine if the payment should be applied to interest or principal pursuant to regulatory guidelines. Pinnacle Financial recognized approximately $42,000 and $1,331,000 of interest income from cash payments received during the years ended December 31, 2011 and 2010, respectively, while the underlying loans were placed on impaired status. Also, during the year ended December 31, 2011, Pinnacle Financial also recognized approximately $1,579,000 of interest payments as principal reductions on these impaired loans.

Impaired loans also include loans that Pinnacle National has elected to formally restructure when, due to the weakening credit status of a borrower, the restructuring may facilitate a repayment plan that seeks to minimize the potential losses that Pinnacle National may have to otherwise incur. If on nonaccruing status as of the date of restructuring, the loans are included in nonperforming loans and are classified as impaired loans. Loans that have been restructured that were performing pursuant to the restructured terms as of the restructure date are reported as troubled debt restructurings. At December 31, 2011 and 2010, there were $23.4 million and $20.3 million, respectively, of troubled debt restructurings that were performing as of the restructure date. Troubled commercial loans are restructured by specialists within our Special Asset Group and all restructurings are approved by committees and credit officers separate and apart from the normal loan approval process. These specialists are trained to reduce Pinnacle Financial's overall risk and exposure to loss in the event of a restructuring through obtaining either or all of the following: improved documentation, additional guaranties, increase in curtailments, reduction in collateral release terms, additional collateral or other similar strategies.

As a result of adopting the amendments in Accounting Standards Update No. 2011-02 in the third quarter of 2011, Pinnacle Financial reassessed all restructurings that occurred on or after January 1, 2011 for identification as troubled debt restructurings. Pinnacle Financial identified as troubled debt restructurings certain receivables for which the allowance for loan losses had previously been measured under the general allowance for loan losses methodology. Upon identifying those receivables as troubled debt restructurings, Pinnacle Financial accounted for these loans under the guidance in ASC 310-10-35. The amendments in Accounting Standards Update No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as a troubled debt restructuring. At December 31, 2011, the recorded investment in receivables for which the allowance for loan losses was previously measured under a general allowance for loan losses methodology and are now individually measured for impairment as outlined under ASC 310-10-35, troubled debt restructurings totaled $3.1 million, and the allowance for loan losses associated with those receivables, on the basis of a current evaluation of loss, was $364,000.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the amount of each troubled debt restructuring categorized by loan classification as of December 31, 2011 and 2010 (in thousands):

	December 31, 2011			December 31, 2010		
	Number of contracts	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, net of related allowance	Number of contracts	Pre Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment, net of related allowance
Commercial real estate – mortgage	9	$ 15,378	$ 12,619	9	$ 16,129	$ 15,992
Consumer real estate – mortgage	16	5,874	5,358	1	560	560
Construction and land development	2	77	65	-	-	-
Commercial and industrial	26	1,845	1,563	2	3,779	3,778
Consumer and other	4	242	205	-	-	-
	57	$ 23,416	$ 19,810	12	$ 20,468	$ 20,330

Pinnacle Financial has not had any troubled debt restructurings that subsequently defaulted. A default is defined as an occurrence which violates the terms of the receivable's contract.

In addition to the loan metrics above, Pinnacle Financial analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. Pinnacle Financial has a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at the date shown (in thousands):

	December 31, 2011	December 31, 2010
Lessors of nonresidential buildings	$ 509,003	$ 502,268
Lessors of residential buildings	177,414	132,668
Land subdividers	119,106	144,550

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents past due balances at December 31, 2011 and 2010, by loan segment and class allocated between performing and impaired status (in thousands):

	At December 31, 2011					
	30-89 days past due and accruing	90 days or more past due and accruing	Total past due and accruing	Impaired (1)	Current and accruing	Total Loans
Commercial real estate:						
Owner-occupied	$ 2,489	$ -	$ 2,489	$ 6,735	$ 572,746	$ 581,970
All other	3,260	-	3,260	3,227	522,505	528,992
Consumer real estate – mortgage	2,589	254	2,843	12,487	680,415	695,745
Construction and land development	1,572	-	1,572	12,965	259,711	274,248
Commercial and industrial	648	604	1,252	11,890	1,132,593	1,145,735
Consumer and other	526	-	526	551	63,584	64,661
	$ 11,084	$ 858	$ 11,942	$ 47,855	$ 3,231,554	$ 3,291,351

	At December 31, 2010					
	30-89 days past due and accruing	90 days or more past due and accruing	Total past due and accruing	Impaired (1)	Current and accruing	Total Loans
Commercial real estate:						
Owner-occupied	$ 1,602	$ -	$ 1,602	$ 10,037	$ 520,260	$ 531,899
All other	362	-	362	2,505	559,849	562,716
Consumer real estate – mortgage	3,544	-	3,544	9,035	692,908	705,487
Construction and land development	2,157	38	2,195	43,514	285,552	331,261
Commercial and industrial	1,636	100	1,736	14,740	995,615	1,012,091
Consumer and other	152	-	152	1,032	67,802	68,986
	$ 9,453	$ 138	$ 9,591	$ 80,863	$ 3,121,986	$ 3,212,440

(1) Approximately $25.5 million and $33.2 million of impaired loans as of December 31, 2011 and 2010, respectively, are currently performing pursuant to their contractual terms. All impaired loans as of these dates are on nonaccrual status. Troubled debt restructurings are not included in impaired loans.

The following table shows the allowance allocation by loan segment for accruing and impaired loans at December 31, 2011 and 2010 (in thousands):

	Accruing Loans		Impaired Loans		Total Allowance for Loan Losses	
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Commercial real estate – mortgage	$ 23,340	$ 19,076	$ 57	$ 176	$ 23,397	$ 19,252
Consumer real estate – mortgage	10,001	9,330	301	568	10,302	9,898
Construction and land development	10,776	15,297	1,264	3,825	12,040	19,122
Commercial and industrial	18,022	17,428	2,767	3,998	20,789	21,426
Consumer and other	1,074	1,484	51	390	1,125	1,874
Unallocated	6,322	11,003	-	-	6,322	11,003
	$ 69,535	$ 73,618	$ 4,440	$ 8,957	$ 73,975	$ 82,575

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table details the changes in the allowance for loan losses from December 31, 2009 to December 31, 2011 by loan segment (in thousands):

	Commercial real estate – mortgage	Consumer real estate – mortgage	Construction and land development	Commercial and industrial	Consumer and other	Unallocated	Total
Balances, December 31, 2009	$ 22,505	$ 10,725	$ 23,027	$ 26,332	$ 2,456	$ 6,914	$ 91,959
Charged-off loans	(9,041)	(6,769)	(27,526)	(23,555)	(652)	-	(67,543)
Recovery of previously charged-off loans	343	377	2,618	874	252	-	4,464
Provision for loan losses	5,445	5,565	21,003	17,775	(182)	4,089	53,695
Balances, December 31, 2010	$ 19,252	$ 9,898	$ 19,122	$ 21,426	$ 1,874	$ 11,003	$ 82,575
Charged-off loans	(3,044)	(5,076)	(10,157)	(15,360)	(1,213)	-	(34,850)
Recovery of previously charged-off loans	116	495	1,530	2,167	144	-	4,452
Provision for loan losses	7,073	4,985	1,545	12,556	320	(4,681)	21,798
Balances, December 31, 2011	$ 23,397	$ 10,302	$ 12,040	$ 20,789	$ 1,125	$ 6,322	$ 73,975

The adequacy of the allowance for loan losses is assessed at the end of each calendar quarter. The level of the allowance is based upon evaluation of the loan portfolio, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, historical loss data including internal and peer bank loan quality indications and other pertinent factors, including regulatory recommendations.

At December 31, 2011, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $10.8 million to current directors, executive officers, and their related entities, of which $9.6 million had been drawn upon. At December 31, 2010, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $22.5 million to directors, executive officers, and their related entities, of which approximately $18.1 million had been drawn upon. The terms on these loans and extensions are when the loan is made on substantially the same terms customary for other persons similarly situated for the type of loan involved. None of these loans to certain directors, executive officers, and their related entities, were impaired at December 31, 2011 or 2010. At December 31, 2011, Pinnacle National classified $3.5 million of loans to one of its directors and affiliated entities of his as potential problem loans.

Residential Lending

At December 31, 2011, Pinnacle Financial had approximately $35.4 million of mortgage loans held-for-sale compared to approximately $16.2 million at December 31, 2010. These loans are marketed to potential investors prior to closing the loan with the borrower such that there is an agreement for the subsequent sale of the loan between the eventual investor and Pinnacle Financial prior to the loan being closed with the borrower. Pinnacle Financial sells loans to third-party investors on a loan-by-loan basis and has not entered into any forward commitments with investors for future bulk loan sales. All of these loan sales transfer servicing rights to the buyer. During the three years ended December 31, 2011, Pinnacle Financial recognized $4.2 million, $4.1 million and $3.1 million in net gains on the sale of these loans, respectively.

These mortgage loans held-for-sale are originated internally and are primarily to borrowers in Pinnacle National's geographic market footprint. These sales are typically on a best efforts basis to investors that follow conventional government sponsored entities (GSE) and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs (HUD/VA) guidelines. Generally, loans sold to the HUD/VA are underwritten by Pinnacle National while the majority of the loans sold to other investors are underwritten by the purchaser of the loans.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require Pinnacle National to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties, Pinnacle National has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

From inception of Pinnacle National's mortgage department in January 2003 through December 31, 2011, Pinnacle National originated and sold approximately 10,854 mortgage loans totaling $2.323 billion to third-party purchasers. Of the approximately 10,854 mortgage loans, Pinnacle National underwrote approximately 2,542 conventional loans at an 80% or less loan-to-value that were sold to other investors and underwrote 2,138 loans that were sold to the HUD/VA. To date, repurchase activity pursuant to the terms of the representations and warranties associated with these loans has been insignificant and has resulted in insignificant losses to Pinnacle National. The remaining mortgage loans were underwritten by the purchasers of those loans, but funded by Pinnacle until settlement with the purchaser.

Based on information currently available, management believes that it does not have significant exposure to contingent losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales.

Due to the current focus on foreclosure practices of financial institutions nationwide, Pinnacle National evaluated its foreclosure process related to home equity and consumer mortgage loans within its loan portfolio. At December 31, 2011, Pinnacle National has $699.1 million of home equity and consumer mortgage loans which are secured by first or second liens on residential properties. Foreclosure activity in this portfolio has been minimal. Any foreclosures on these loans are handled by designated Pinnacle National personnel and external legal counsel, as appropriate, following established policies regarding legal and regulatory requirements. Based on information currently available, management believes that it does not have material exposure to faulty foreclosure practices.

Note 7. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2011 and 2010 are summarized as follows (in thousands):

	Range of Useful Lives	2011	2010
Land	-	$ 19,206	$ 17,324
Buildings	15 to 30 years	46,155	47,836
Leasehold improvements	15 to 20 years	18,820	19,134
Furniture and equipment	3 to 15 years	47,483	47,451
		131,664	131,745
Accumulated depreciation and amortization		(54,537)	(49,371)
		$ 77,127	$ 82,374

Depreciation and amortization expense was approximately $6.6 million, $7.4 million, and $6.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2011, 2010 and 2009 totaled $3.8 million, $4.3 million and $2.6 million, respectively. At December 31, 2011, the approximate future minimum lease payments due under the aforementioned operating leases for their base term are as follows (in thousands):

2012	$ 3,796
2013	3,542
2014	3,519
2015	3,410
2016	3,492
Thereafter	33,135
	$ 50,894

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Deposits

At December 31, 2011, the scheduled maturities of time deposits are as follows (in thousands):

2012	$ 593,473
2013	75,143
2014	23,184
2015	6,394
2016	16,275
Thereafter	28
	$ 714,497

Additionally, at December 31, 2011 and 2010, approximately $102.1 million and $151.3 million, respectively, of time deposits had been issued in denominations of $250,000 or greater.

At December 31, 2011 and 2010, Pinnacle Financial had $1.7 million and $1.0 million, respectively, of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

Note 9. Federal Home Loan Bank Advances

Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and as a result, is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist Pinnacle National in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, certain qualifying commercial mortgage loans with an aggregate carrying value of approximately $1.0 billion as collateral under the borrowing agreements with the FHLB.

At December 31, 2011 and 2010, Pinnacle Financial had received advances from the FHLB totaling $225,750,000 and $120,987,000, respectively. Additionally, Pinnacle Financial recognized a discount on FHLB advances in conjunction with previous acquisitions. The remaining discount was $319,000 and $406,000 at December 31, 2011 and 2010, respectfully. At December 31, 2011, the scheduled maturities of these advances and interest rates are as follows (in thousands):

	Scheduled Maturities	Weighted average interest rates
2012	$ 115,000	0.12%
2013	-	0.00%
2014	75,000	2.03%
2015	-	0.00%
2016	15,000	3.11%
Thereafter	20,750	1.57%
	$ 225,750	
Weighted average interest rate		*1.09%*

At December 31, 2011, Pinnacle National had accommodations which allow it to borrow from the Federal Reserve Bank of Atlanta's discount window and purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. At December 31, 2011, there was no balance owed to the Federal Reserve Bank or other correspondents under these agreements. At December 31, 2011, Pinnacle Financial had approximately $43 million in borrowing availability with the FHLB, the Federal Reserve Bank discount window, and other correspondent banks with whom Pinnacle National has arranged lines of credit. At December 31, 2011, Pinnacle National was not carrying any balances under these arrangements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Investments in Affiliated Companies and Subordinated Debt

On August 5, 2008, Pinnacle National entered into a $15 million subordinated term loan with a regional bank. This loan bears interest at three month LIBOR plus 3.5%, matures in 2015 and at December 31, 2011, $9 million of borrowings under this loan qualified as Tier 2 capital for regulatory capital purposes. The portion that qualifies as Tier 2 capital decreases by $3 million at August 2012 and each subsequent anniversary.

Beginning on December 29, 2003, Pinnacle Financial established Trusts that were created for the exclusive purpose of issuing 30-year capital trust preferred securities and used the proceeds to acquire junior subordinated debentures (Subordinated Debentures) issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. The $2,476,000 investment in the Trusts is included in other investments in the accompanying consolidated balance sheets and the $82,476,000 obligation is reflected as subordinated debt. The details of the Trusts established are as follows:

	Date Established	*Maturity*	*Common Securities*	*Trust Preferred Securities*	*Floating Interest Rate*	*Interest Rate at December 31, 2011*
Trust I	December 29, 2003	December 30, 2033	$ 310,000	$ 10,000,000	Libor + 2.80%	3.35%
Trust II	September 15, 2005	September 30, 2035	619,000	20,000,000	Libor + 1.40%	1.98%
Trust III	September 7, 2006	September 30, 2036	619,000	20,000,000	Libor + 1.65%	2.23%
Trust IV	October 31, 2007	September 30, 2037	928,000	30,000,000	Libor + 2.85%	3.40%

Distributions are payable quarterly. Pinnacle Financial has informally agreed to obtain prior approval of the Federal Reserve Bank of Atlanta before making these quarterly payments. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities; and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares and preferred shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta (Federal Reserve Bank) and the limitations on repurchase resulting from Pinnacle Financial's participation in the CPP, the Trust Preferred Securities may be redeemed prior to maturity at our option except for Trust IV which may be redeemed at our option after September 30, 2012. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Combined summary financial information for the Trusts follows (in thousands):

Combined Summary Balance Sheets

	December 31, 2011	December 31, 2010
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 82,476	$ 82,476
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	80,000	80,000
Common securities (100% owned by Pinnacle Financial)	2,476	2,476
Total stockholder's equity	82,476	82,476
Total liabilities and stockholder's equity	$ 82,476	$ 82,476

Combined Summary Income Statements

	Year ended December 31, 2011	2010	2009
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$ 2,082	$ 2,749	$ 3,319
Net Income	$ 2,082	$ 2,749	$ 3,319

Combined Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Total Common Stock	Retained Earnings	Stockholder's Equity
Balances, December 31, 2008	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	3,319	3,319
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(3,217)	(3,217)
Common- paid to Pinnacle Financial	-	-	(102)	(102)
Balances, December 31, 2009	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	2,749	2,749
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(2,669)	(2,669)
Common- paid to Pinnacle Financial	-	-	(80)	(80)
Balances, December 31, 2010	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	2,082	2,082
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(2,017)	(2,017)
Common- paid to Pinnacle Financial	-	-	(65)	(65)
Balances, December 31, 2011	$ 80,000	$ 2,476	$ -	$ 82,476

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Income Taxes

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties, and includes guidance concerning accounting for income tax uncertainties in interim periods. As of December 31, 2011, Pinnacle Financial had no unrecognized tax benefits related to Federal or State income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2011. As of December 31, 2011, Pinnacle Financial has accrued no interest and no penalties related to uncertain tax positions.

Income tax (benefit) expense attributable to continuing operations for each of the years ended December 31 is as follows (in thousands):

	2011	2010	2009
Current tax expense (benefit):			
Federal	$ 8,157	$ (13,412)	$ (4,747)
State	-	-	-
Total current tax (benefit) expense	8,157	(13,412)	(4,747)
Deferred tax expense (benefit):			
Federal	(19,646)	13,482	(18,366)
State	(3,749)	4,340	(6,280)
Total deferred tax (benefit) expense	(23,395)	17,822	(24,646)
Total income tax (benefit) expense	$ (15,238)	$ 4,410	$ (29,393)

Pinnacle Financial's income tax (benefit) expense differs from the amounts computed by applying the Federal income tax statutory rates of 35% to income (loss) before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2011 is as follows (in thousands):

	2011	2010	2009
Income tax expense (benefit) at statutory rate	$ 9,975	$ (6,962)	$ (22,712)
State excise tax (benefit) expense, net of federal tax effect	(255)	(2,305)	(4,082)
Tax-exempt securities	(2,655)	(3,017)	(2,303)
Federal tax credits	-	(360)	(360)
Bank owned life insurance	(406)	(320)	(181)
Insurance premiums	(151)	(301)	(385)
Other items	734	600	630
Valuation allowance in continuing operations	(22,480)	17,075	-
Income tax (benefit) expense	$ (15,238)	$ 4,410	$ (29,393)

Pinnacle Financial's effective tax rate for 2011 and 2010 differs from the Federal income tax statutory rate of 35% primarily due to a state excise tax (benefit), investments in bank qualified municipal securities, bank owned life insurance, tax savings from our captive insurance subsidiary, PNFP Insurance, Inc., and the full reversal in fiscal 2011 of the beginning of year valuation allowance against net deferred tax assets.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred tax assets:		
Loan loss allowance	$ 28,684	$ 32,068
Loans	783	268
Insurance	664	624
Accrued liability for supplemental retirement agreements	476	390
Restricted stock and stock options	3,525	2,896
Net operating loss carryforward	4,753	4,091
Alternative minimum tax carryforward	3,341	-
Other real estate owned	2,076	1,416
Other deferred tax assets	1,152	1,930
Gross deferred tax assets	45,454	43,683
Less valuation allowance	-	(22,480)
Total deferred tax assets	45,454	21,203
Deferred tax liabilities:		
Depreciation and amortization	7,522	7,696
Core deposit intangible asset	2,735	3,815
Securities	14,675	7,116
REIT dividends	1,179	259
FHLB related liabilities	3,016	1,783
Other deferred tax liabilities	489	534
Total deferred tax liabilities	29,616	21,203
Net deferred tax assets	$ 15,838	$ -

A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion of the entire deferred tax asset will not be realized. In making such judgments, significant weight is given to evidence that can be objectively verified. Primarily as a result of credit losses, Pinnacle Financial entered into a three-year cumulative pre-tax loss position in 2010. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset which is difficult to overcome and accordingly, Pinnacle Financial established a valuation allowance against the net deferred tax asset at June 30, 2010. Subsequently, Pinnacle Financial reported increasing profitability in subsequent fiscal quarters, demonstrated an improved ability to produce reliable projections, and realized an improvement in overall asset quality and related credit metrics. Due to these factors, other positive trends and the relatively short period of time in which Pinnacle Financial forecasted to exit a three-year cumulative pre-tax loss position and utilize our net deferred tax asset, Pinnacle Financial determined during the quarter ended September 30, 2011 that sufficient positive evidence, both subjective and objective existed to reverse the beginning of the year deferred tax valuation allowance.

Note 12. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2011, these commitments amounted to $937.1 million.

Standby letters of credit are generally issued on behalf of an applicant (customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit. At December 31, 2011, these commitments amounted to $76.2 million.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments. At December 31, 2011 and 2010, respectively, Pinnacle Financial had accrued $1,198,000 and $998,000 for the inherent risks associated with off balance sheet commitments.

Various legal proceedings to which Pinnacle Financial or a subsidiary of Pinnacle Financial is party arise from time to time in the normal course of business. Except as described below, as of the date hereof, there are no material pending legal proceedings to which Pinnacle Financial or any of its subsidiaries is a party or of which any of its or its subsidiaries' properties are subject.

During the fourth quarter, a customer of Pinnacle National's filed a punative class action lawsuit (styled *John Higgins, et al. v. Pinnacle Financial Partners, Inc., d/b/a Pinnacle National Bank)* in Davidson County, Tennessee Circuit Court against Pinnacle National and Pinnacle Financial, on his own behalf, as well as on behalf of a purported class of Pinnacle National's customers within the State of Tennessee alleging that Pinnacle National's method of ordering debit card transactions had caused customers of Pinnacle National to incur higher overdraft charges than had a different method been used. In support of his claims, the plaintiff asserts theories of breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and unconscionability. The plaintiff is seeking, among other remedies, an award of unspecified compensatory, pre-judgment interest, costs and attorneys' fees. On January 17, 2012, Pinnacle Financial and Pinnacle National filed a motion to dismiss the complaint. As of December 31, 2011, the Company cannot reasonably estimate the probability of a potential loss, if any, associated with this litigation and intends to contest this matter vigorously.

Note 13. Salary Deferral Plans

Pinnacle Financial has a 401(k) retirement plan (the 401k Plan) covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 50% of their salary subject to regulatory limitations with Pinnacle Financial matching 100% of the first 4% of employee self-directed contributions during 2011, 2010, and 2009. Pinnacle Financial's expense associated with the matching component of the plan(s) for each of the years in the three-year period ended December 31, 2011 was approximately $1,887,000, $1,931,000 and $1,844,000, respectively, and is included in the accompanying consolidated statements of operations in salaries and employee benefits expense.

Prior to the merger with Pinnacle Financial, Cavalry maintained an employee stock ownership plan for the benefit of certain employees (the Cavalry ESOP). The Cavalry ESOP was a noncontributory retirement plan adopted by Cavalry in 1998 for the benefit of certain employees who meet minimum eligibility requirements. Cavalry was the plan sponsor and with the merger with Pinnacle Financial, Pinnacle Financial became the plan sponsor on March 15, 2006. On March 15, 2006, the Cavalry ESOP owned approximately 683,000 common shares of Pinnacle Financial. The Cavalry ESOP had no liabilities as of March 15, 2006, thus all of the Pinnacle Financial shares owned by the Cavalry ESOP were available for distribution to the participants in the Cavalry ESOP pursuant to the terms of the plan. The terms of the Cavalry ESOP did not change as a result of the merger with Pinnacle Financial.

Pursuant to the terms of the Cavalry ESOP, participation in the plan has been frozen as of March 15, 2006 and all participants in the plan were fully vested prior to the merger date. All assets of the plan were allocated to the participants pursuant to the plan's provisions. Thus, Pinnacle Financial is not required to make future contributions to the Cavalry ESOP. Distributions to participants are only made upon the termination from employment from Pinnacle Financial or the participant's death, at which time distributions will be made to the participant's beneficiaries.

Pinnacle National serves as the Trustee of the Cavalry ESOP. During the three-year period ended December 31, 2011, Pinnacle National assessed the Cavalry ESOP no fees as Trustee. Additionally, Pinnacle National incurred administrative expenses, primarily auditing and consulting expenses, of $10,000 to maintain the Calvary ESOP in 2009. During 2009, the Cavalry ESOP was terminated and all participant accounts were merged with and into the respective participant accounts of the Pinnacle 401k Plan.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the merger with Pinnacle Financial, Cavalry had adopted nonqualified noncontributory supplemental retirement agreements (the Cavalry SRAs) for certain directors and executive officers of Cavalry. Cavalry invested in and, as a result of the Cavalry merger, Pinnacle Financial is the owner of single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the accumulated gains on the policy allocated to such participant, if any, will be distributed to the participant in equal installments for 15 years (the Primary Benefit). In addition, any annual gains after the retirement date of the participant will be distributed on an annual basis for the lifetime of the participant (the Secondary Benefit). As a result of the merger with Pinnacle Financial, all participants became fully vested in the Cavalry SRAs. No new participants have been added to the Cavalry SRAs following the merger with Pinnacle Financial.

The Cavalry SRAs also provide the participants with death benefits, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The death benefits are not taxable to Pinnacle Financial or the participant's beneficiary.

Pinnacle Financial recognized approximately $330,000, $63,000, and $22,000 in compensation expense in each year of the three-year period ended December 31, 2011 related to the Cavalry SRAs. During 2007, Pinnacle Financial offered a settlement to all participants in the Cavalry SRAs with eleven participants accepting the settlement. Two individuals remain as participants in the Cavalry SRAs. Additionally, Pinnacle Financial incurred approximately $4,000 in administrative expenses to maintain the Cavalry SRA during the three-year period ended December 31, 2011. At December 31, 2011, 2010 and 2009, included in other liabilities is $1,200,000, $994,000, and $1,042,000, respectively, which represents the net present value of the future obligations owed the two remaining participants in the Cavalry SRAs using a discount rate of 5% at December 31, 2011 and 2010.

Note 14. Stock Options, Stock Appreciation Rights, Restricted Shares and Salary Stock Units

Pinnacle Financial has two equity incentive plans under which it has granted stock options to its employees to purchase common stock at or above the fair market value on the date of grant and granted restricted share and restricted stock unit awards to employees and directors. At December 31, 2011, there were approximately 531,000 shares available for issuance under these plans.

During the first quarter of 2006 and in connection with its merger with Cavalry, Pinnacle Financial assumed a third equity incentive plan, the 1999 Cavalry Bancorp, Inc. Stock Option Plan (the Cavalry Plan). All options granted under the Cavalry Plan were fully vested prior to Pinnacle Financial's merger with Cavalry and expire at various dates between January 2011 and June 2012. In connection with the merger, all options to acquire Cavalry common stock were converted to options to acquire Pinnacle Financial common stock at the 0.95 exchange ratio. The exercise price of the outstanding options under the Cavalry Plan was adjusted using the same exchange ratio. All other terms of the Cavalry options were unchanged. At December 31, 2011, there were 3,401 shares of Pinnacle Financial common stock which could be acquired by the participants in the Cavalry Plan at an exercise price of $13.68 per share.

On November 30, 2007 and in connection with its merger with Mid-America, Pinnacle Financial assumed several equity incentive plans, including the Mid-America Bancshares, Inc. 2006 Omnibus Equity Incentive Plan (the Mid-America Plans). All options and stock appreciation rights granted under the Mid-America Plans were fully vested prior to Pinnacle Financial's merger with Mid-America and expire at various dates between June 2011 and July 2017. In connection with the merger, all options and stock appreciation rights to acquire Mid-America common stock were converted to options or stock appreciation rights, as applicable, to acquire Pinnacle Financial common stock at the 0.4655 exchange ratio. The exercise price of the outstanding options and stock appreciation rights under the Mid-America Plans were adjusted using the same exchange ratio with the exercise price also being reduced by $1.50 per share. All other terms of the Mid-America options and stock appreciation rights were unchanged. At December 31, 2011, there were 167,624 Pinnacle shares which could be acquired by the participants in the Mid-America Plan at exercise prices that ranged between $7.52 per share and $20.41 per share. At December 31, 2011, there were approximately 89,000 shares available for issue under the Mid-America Plans to associates of Pinnacle Financial that were associates of Mid-America or its affiliates at the time of the merger.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Stock Options and Stock Appreciation Rights

As of December 31, 2011, of the approximately 1,573,000 stock options and 8,100 stock appreciation rights outstanding, 705,000 options were granted with the intention to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment to the option holder while 876,000 options would be deemed non-qualified stock options or stock appreciation rights and thus not subject to favorable tax treatment to the option holder. Favorable treatment generally refers to the recipient of the award not having to report ordinary income at the date of exercise. All stock options granted under the Pinnacle Financial equity incentive plans vest in equal increments over five years from the date of grant and are exercisable over a period of ten years from the date of grant. All stock options and stock appreciation rights granted under the Cavalry Plan and Mid-America Plans were fully-vested at the date of those mergers.

A summary of stock option and stock appreciation right activity within the equity incentive plans during each of the years in the three-year period ended December 31, 2011 and information regarding expected vesting, contractual terms remaining, intrinsic values and other matters was as follows:

	Number	Weighted-Average Exercise Price	Weighted-Average Contractual Remaining Term (in years)	Aggregate Intrinsic Value [(1)] (000's)
Outstanding at December 31, 2008	**2,232,100**	**$ 17.41**		
Granted	-	-		
Stock options exercised	(63,754)	9.67		
Stock appreciation rights exercised [(2)]	-	-		
Forfeited	(18,572)	26.80		
Outstanding at December 31, 2009	**2,149,774**	**$ 17.54**		
Granted	-	-		
Stock options exercised	(316,014)	6.45		
Stock appreciation rights exercised [(2)]	(232)	15.60		
Forfeited	(37,743)	21.89		
Outstanding at December 31, 2010	**1,795,785**	**$ 19.49**		
Granted	-	-		
Stock options exercised	(163,829)	6.20		
Stock appreciation rights exercised [(2)]	-	15.60		
Forfeited	(50,918)	23.44		
Outstanding at December 31, 2011	**1,581,038**	**$ 20.81**	**3.62**	**$ 3,683**
Outstanding and expected to vest at December 31, 2011	**1,579,123**	**$ 20.80**	**3.61**	**$ 3,683**
Options exercisable at December 31, 2011	**1,451,072**	**$ 20.34**	**3.43**	**$ 3,683**

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of Pinnacle Financial common stock of $16.15 per common share at December 31, 2011 for the 440,507 options and stock appreciation rights that were in-the-money at December 31, 2011.

(2) There were no stock appreciation rights exercised during 2009 or 2011. The 232 stock appreciation rights exercised during 2010 settled in 13 shares of Pinnacle Financial common stock.

During the year ended December 31, 2011, approximately 161,533 option awards vested at an average exercise price of $28.20. Those awards which vested had no intrinsic value. During each of the years in the three-year period ended December 31, 2011, the aggregate intrinsic value of options and stock appreciation rights exercised under Pinnacle Financial's equity incentive plans was $1,330,000, $1,919,000 and $640,000, respectively, determined as of the date of option exercise.

As of December 31, 2011, there was approximately $0.4 million of total unrecognized compensation cost related to unvested stock options granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of 0.86 years.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial adopted ASC 718-20 *Compensation* using the modified prospective transition method on January 1, 2006. Accordingly, during the three-years ended December 31, 2011, Pinnacle Financial recorded stock-based compensation expense using the Black-Scholes valuation model for awards granted prior to, but not yet vested, as of January 1, 2006 and for stock-based awards granted after January 1, 2006, based on fair value estimates using the Black-Scholes valuation model. For these awards, Pinnacle Financial has recognized compensation expense using a straight-line amortization method. As ASC 718-20 requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the years ended December 31, 2011, 2010, and 2009 has been reduced for estimated forfeitures. The impact on the results of operations (compensation and employee benefits expense) and earnings per share of recording stock-based compensation in accordance with ASC 718-20 (related to stock option awards) for the three-year period ended December 31, 2011 was as follows:

	Awards granted with the intention to be classified as incentive stock options	Non-qualified stock option awards	Totals
For the year ended December 31,2011:			
Stock-based compensation expense	$ -	$ 1,196,059	$ 1,196,059
Deferred income tax benefit	-	469,214	469,214
Stock-based compensation expense after deferred income tax benefit	$ -	$ 726,845	$ 726,845
Impact on per share results from stock-based compensation:			
Basic	$ 0.00	$ 0.02	$ 0.02
Fully diluted	$ 0.00	$ 0.02	$ 0.02
For the year ended December 31,2010:			
Stock-based compensation expense	$ 46,058	$ 1,631,235	$ 1,677,293
Deferred income tax benefit	-	639,933	639,933
Stock-based compensation expense after deferred income tax benefit	$ 46,058	$ 991,302	$ 1,037,360
Impact on per share results from stock-based compensation:			
Basic	$ 0.00	$ 0.03	$ 0.03
Fully diluted	$ 0.00	$ 0.03	$ 0.03
For the year ended December 31,2009:			
Stock-based compensation expense	$ 227,200	$ 1,579,529	$ 1,806,729
Deferred income tax benefit	-	619,649	619,649
Stock-based compensation expense after deferred income tax benefit	$ 227,200	$ 959,880	$ 1,187,080
Impact on per share results from stock-based compensation:			
Basic	$ 0.01	$ 0.03	$ 0.04
Fully diluted	$ 0.01	$ 0.03	$ 0.04

There were no options granted in the years ended December 31, 2011, 2010 or 2009.

Restricted Shares

Additionally, Pinnacle Financial's 2004 Equity Incentive Plan provides for the granting of restricted share awards and other performance or market-based awards. There were no market-based awards or stock appreciation rights outstanding as of December 31, 2011 under the 2004 Equity Incentive Plan. During the three-year period ended December 31, 2011, Pinnacle Financial awarded 310,773 shares in 2009, 315,069 shares in 2010 and 361,966 shares in 2011 of restricted common stock awards to certain Pinnacle Financial associates and outside directors.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of activity for unvested restricted share awards for the years ended December 31, 2011, 2010, and 2009 follows:

	Number	Grant Date Weighted-Average Cost
Unvested at December 31, 2008	**231,881**	**$ 24.76**
Shares awarded	310,733	19.13
Restrictions lapsed and shares released to associates/directors	(39,838)	24.20
Shares forfeited	(21,892)	29.48
Unvested at December 31, 2009	**480,884**	**$ 21.03**
Shares awarded	315,069	14.35
Restrictions lapsed and shares released to associates/directors	(80,028)	18.60
Shares forfeited	(75,431)	22.37
Unvested at December 31, 2010	**640,394**	**$ 17.63**
Shares awarded	361,966	13.38
Restrictions lapsed and shares released to associates/directors	(90,406)	17.62
Shares forfeited	(62,251)	20.66
Unvested at December 31, 2011	**849,703**	**$ 15.61**

Pinnacle Financial grants restricted share awards to associates, executive management and outside directors with a combination of time and performance vesting criteria. The following tables outline restricted stock grants that were made by grant year, grouped by similar vesting criteria, during the three year period ended December 31, 2011. The table below reflects the life-to-date activity for these awards:

Grant Year	Group(1)	Vesting Period in years	Shares awarded	Restrictions Lapsed and shares released to participants(1)	Shares Withheld for taxes by participants(1)	Shares Forfeited by participants	Shares Unvested
Time Based Awards (2)							
2009	Associates	5	173,114	53,571	12,836	18,435	88,272
2010	Associates	5	140,849	21,622	5,582	13,375	100,270
2011	Associates	5	144,145	173	77	5,925	137,970
Performance Based Awards (3)							
2009	Leadership team (4)	10	92,669	-	-	25,534	67,135
2009	Leadership team (4)	3	30,878	-	-	-	30,878
2010	Leadership team (4)	10	59,568	5,695	1,637	-	52,236
2010	Leadership team (5)	3	39,250	-	-	-	39,250
2010	Leadership team (6)	2	58,203	-	-	-	58,203
2011	Leadership team (4)	10	152,093	-	-	-	152,093
2011	Leadership team (5)	3	29,595	-	-	-	29,595
2011	Leadership team (6)	3	21,097	-	-	-	21,097
Outside Director Awards (7)							
2009	Outside directors	1	14,112	12,348	1,764	-	-
2010	Outside directors	1	17,199	17,199	-	-	-
2011	Outside directors	1	15,036	12,530	-	2,506	-

(1) Groups include our employees (referred to as associates above), our executive managers (referred to as our Leadership Team above) and our outside directors. Included in the Leadership Team awards noted above are awards to our named executive officers. When the restricted shares are awarded, a participant receives voting rights with respect to the shares, but is not able to transfer the shares other than to Pinnacle Financial in satisfaction of withholding tax obligations until the later of the date that the forfeiture restrictions have lapsed and the date we have redeemed the Series A preferred stock. Once the forfeiture restrictions lapse, the participant is taxed on the value of the award and, subject to the limitations on transferability of the CPP, may elect to sell shares to pay the applicable income taxes associated with the award or have these shares remitted to Pinnacle Financial.

(2) These shares vest in equal annual installments on the first five anniversary dates of the grant.

(3) The forfeiture restrictions on these restricted share awards lapse in separate equal installments should Pinnacle Financial achieve certain earnings and soundness targets over each year of the subsequent vesting period (or alternatively, the cumulative vesting period), excluding the impact of any merger related expenses. For those grants with a 10 year vesting period, the vesting period for individual awards is equal to ten years or the number of years remaining before an associate reaches the age of 65 whichever is less.

(4) These awards include a provision that the shares do not vest if Pinnacle Financial is not profitable for the fiscal year immediately preceding the vesting date.

(5) The forfeiture restrictions on these restricted share awards lapse in installments as follows: 66.6% on the second anniversary date should Pinnacle Financial achieve certain earnings and soundness targets, and 33.4% on the third anniversary date should Pinnacle Financial achieve certain earnings and soundness targets in each of these periods (or, alternatively, the cumulative three-year period).

(6) The forfeiture restriction on these restricted share awards lapse in one lump sum on the second anniversary date of the grant so long as Pinnacle Financial is profitable for the fiscal year immediately preceding the vesting date.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) Restricted share awards are issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions lapsed on the one year anniversary date of the award based on each individual board member meeting his/her attendance goals for the various board and board committee meetings to which each member was scheduled to attend. All board members who had been granted these restricted shares met their attendance goals with the exception of two board members during 2011 which resigned their board seats and forfeited their restricted share awards of 1,253 shares each.

Compensation expense associated with the performance based restricted share awards is recognized over the time period that the restrictions associated with the awards are anticipated to lapse based on a graded vesting schedule such that each traunche is amortized separately. Compensation expense associated with the time based restricted share awards is recognized over the time period that the restrictions associated with the awards lapse on a straight-line basis based on the total cost of the award.

A summary of compensation expense, net of the impact of income taxes, related to restricted stock awards for the three-year period ended December 31, 2011, follows:

	2011	2010	2009
Restricted stock expense (1)	$ 3,239,677	$ 2,303,720	$ 1,444,274
Income tax benefit	1,270,925	903,749	566,589
Restricted stock expense, net of income tax benefit	$ 1,968,752	$ 1,399,971	$ 877,685
Impact on per share results from restricted stock expense:			
Basic	$ 0.06	$ 0.04	$ 0.03
Fully diluted	$ 0.06	$ 0.04	$ 0.03

(1) During the years ended December 31, 2011, 2010, and 2009, $149,000, $149,000 and $172,000, respectively, in previously expensed compensation associated with certain traunches of restricted share awards was reversed when Pinnacle Financial determined that the performance targets required to vest the awards were unlikely to be achieved.

Salary Stock Unit Awards

During the first quarter of 2011 and third quarter of 2011, the Human Resources and Compensation Committee of Pinnacle Financial approved the issuance of Salary Stock Units (SSU) to the named executive officers of the Company. The SSUs are designed to comply with the U.S. Treasury's Interim Final Rule on TARP Standards for Compensation and Corporate Governance issued on June 15, 2009. The SSUs accrue and are earned by the named executive officers over the course of the year during each payroll period, subject to such executive officer's continued employment with the Company. Generally, SSUs granted to named executive officers are immediately vested (and therefore not subject to forfeiture) and are payable in shares of the Company's common stock on a one-for-one basis. For the year ended December 31, 2011, Pinnacle Financial issued 54,526 salary stock units and recognized approximately $777,000 in compensation costs attributable to the SSUs. Effective December 31, 2011, these restricted stock units were settled into 42,688 shares of Pinnacle Financial common stock, net of the 11,838 shares which were withheld for taxes.

Note 15. Derivative Instruments

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

Beginning in 2007, Pinnacle Financial entered into interest rate swaps (swaps) to facilitate customer transactions and meet their financing needs. Upon entering into these instruments to meet customer needs, Pinnacle Financial enters into offsetting positions in order to minimize the risk. These swaps qualify as derivatives, but are not designated as hedging instruments. All of the derivatives held at December 31, 2011 and 2010 related to these customer swaps.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counter party or customer owes Pinnacle Financial, and results in credit risk to Pinnacle Financial. When the fair value of a derivative instrument contract is negative, Pinnacle Financial owes the customer or counterparty and therefore, Pinnacle Financial has no credit risk.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of Pinnacle Financial's interest rate swaps as of December 31, 2011 is included in the following table (in thousands):

	At December 31, 2011	
	Notional Amount	Estimated Fair Value
Interest rate swap agreements:		
Pay fixed / receive variable swaps	$ 257,639	$ 17,937
Pay variable / receive fixed swaps	257,639	(18,147)
Total	$ 515,278	$ (210)

Note 16. Employment Contracts

Pinnacle Financial has entered into, and subsequently amended, four continuously automatic-renewing three-year employment agreements with four of its senior executives: the President and Chief Executive Officer, the Chairman of the Board, the Chief Administrative Officer and the Chief Financial Officer. These agreements, as amended, will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay each of the four senior executives certain amounts, which vary according to the Terminating Event, which is based on their annual salaries and bonuses. These Terminating Events include disability, cause, without cause and other events. In connection with the CPP, the agreements were modified in 2008 to comply with certain limitations specified in the CPP for payment upon certain terminations of employment. In 2009, and in connection with the ongoing developments and updated and revised regulations related to executive compensation issued by the U.S. Treasury under the CPP, the four senior executives again waived their right to receive certain benefits from Pinnacle Financial should payment of the benefit be prohibited by the CPP's limitations on executive compensation at the time of payment would have otherwise been triggered.

Note 17. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For each of the years in the three-year period ended December 31, 2011, Pinnacle Financial incurred approximately $242,000, $234,000, and $282,000, respectively, in expense for services rendered by this public relations company. Another former director is an officer in an insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies.

During 2004, Pinnacle Financial's wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. (PCEH), acquired a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. A former employee of Pinnacle National also owned a 24.5% interest in Collateral Plus, LLC. PCEH's 24.5% ownership of Collateral Plus, LLC resulted in other noninterest income of $26,000 in 2011, $113,000 in 2010, and $309,000 in 2009. During 2011, PCEH divested of its investment in Collateral Plus, LLC.

Also see Note 6-Loans and Allowance for Loan Losses, concerning loans and other extensions of credit to certain directors, officers, and their related entities and individuals and Note 13 – Salary Deferral Plans regarding supplemental retirement agreement obligations to two directors who were formerly directors of Cavalry.

Note 18. Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Assets

Securities available-for-sale – Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy.

Impaired loans – A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral less selling costs if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses or the difference is recognized as a charge-off. Impaired loans are classified within Level 3 of the hierarchy.

Other investments – Included in other investments are investments in certain nonpublic private equity funds. The valuation of nonpublic private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing reviews by senior investment managers. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies and changes in market outlook and the third-party financing environment over time. In determining valuation adjustments resulting from the investment review process, emphasis is placed on current company performance and market conditions. These investments are included in Level 3 of the valuation hierarchy.

Other real estate owned – Other real estate owned (OREO) represents real estate foreclosed upon by Pinnacle National or acquired by deed in lieu of foreclosure through loan defaults by customers. Substantially all of these amounts relate to lots, homes and development projects that are either completed or are in various stages of construction for which Pinnacle Financial believes it has adequate collateral. Upon foreclosure, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are reflected in noninterest expense, as applicable. Other real estate owned is included in Level 3 of the valuation hierarchy.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other assets – Included in other assets are certain assets carried at fair value, including the cash surrender value of bank owned life insurance policies and interest rate swap agreements. The carrying amount of the cash surrender value of bank owned life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount Pinnacle Financial would receive should the policies be surrendered. Pinnacle Financial reflects these assets within Level 3 of the valuation hierarchy. The carrying amount of interest rate swap agreements is based on Pinnacle Financial's pricing models that utilize observable market inputs obtained from a third party bank. Pinnacle Financial reflects these assets within Level 2 of the valuation hierarchy.

Liabilities

Other liabilities – Pinnacle Financial has certain liabilities carried at fair value including certain interest rate swap agreements. The fair value of these liabilities is based on Pinnacle Financial's pricing models that utilize observable market inputs obtained from a third party bank and is reflected within Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value as of December 31, 2011 and 2010, by caption on the consolidated balance sheets and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
Investment securities available-for-sale:				
U.S. government agency securities	$ 42,314	$ -	$ 42,314	$ -
Mortgage-backed securities	645,567	-	645,567	-
State and municipal securities	195,952	-	195,952	-
Corporate notes and other	11,129	-	11,129	-
Total investment securities available-for-sale	894,962	-	894,962	-
Other investments	3,400	-	-	3,400
Other assets	67,319	-	17,937	49,382
Total assets at fair value	$ 965,681	$ -	$ 912,899	$ 52,782
Other liabilities	$ 18,147	$ -	$ 18,147	$ -
Total liabilities at fair value	$ 18,147	$ -	$ 18,147	$ -

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)
Investment securities available-for-sale:				
U.S. government agency securities	$ 90,415	$ -	$ 90,415	$ -
Mortgage-backed securities	701,262	-	701,262	-
State and municipal securities	211,481	-	211,481	-
Corporate notes and other	11,159	-	11,159	-
Total investment securities available-for-sale	1,014,317	-	1,014,317	-
Other investments	2,693	-	-	2,693
Other assets	62,710	-	14,441	48,269
Total assets at fair value	$ 1,079,720	$ -	$ 1,028,758	$ 50,962
Other liabilities	$ 14,639	$ -	$ 14,639	$ -
Total liabilities at fair value	$ 14,639	$ -	$ 14,639	$ -

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2011

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total losses for the year ended December 31, 2011
Other real estate owned	$ 39,714	$ -	$ -	$ 39,714	$ (6,890)
Impaired loans, net (1)	43,415	-	-	43,415	(8,661)
Total	$ 83,129	$ -	$ -	$ 83,129	$ (15,551)

(1) *Amount is net of a valuation allowance of $4.4 million as required by ASC 310-10, "Receivables."*

Assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2010

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total losses for the year ended December 31, 2010
Other real estate owned	$ 59,608	$ -	$ -	$ 59,608	$ (11,365)
Impaired loans, net (2)	71,906	-	-	71,906	(11,446)
Total	$ 131,514	$ -	$ -	$ 131,514	$ (22,811)

(2) *Amount is net of a valuation allowance of $8.9 million as required by ASC 310-10, "Receivables."*

In the case of the bond portfolio, Pinnacle Financial monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the twelve months ended December 31, 2011, there were no transfers between Levels 1, 2 or 3.

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2011 (including the change in fair value) for financial instruments classified by Pinnacle Financial within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	Year ended December 31,			
	2011		2010	
	Other assets	Other liabilities	Other assets	Other liabilities
Fair value, January 1	$50,962	$ -	$49,518	$ -
Total realized gains included in income	1,427	-	1,022	-
Change in unrealized gains/losses included in other comprehensive income for assets and liabilities still held at December 31	-	-	-	-
Purchases, issuances and settlements, net	393	-	422	-
Transfers out of Level 3	-	-	-	-
Fair value, December 31	$52,782	-	$50,962	-
Total realized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$ 1,427	$ -	$ 1,022	$ -

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2011 and December 31, 2010. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash and cash equivalents - The carrying amounts of cash, due from banks, federal funds sold, and short-term discount notes sold approximate their fair value due to their short-term nature.

Securities held-to-maturity and available-for-sale - Estimated fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics.

Loans - Beginning in the second quarter of 2011, Pinnacle incorporated a component of credit risk into our determination of the fair value of our loans. The addition of this credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. Our loan portfolio is initially fair valued using a segmented approach. We divide our loan portfolio into the following categories: variable rate loans, impaired loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Mortgage loans held-for-sale - Mortgage loans held-for-sale are carried at the lower of cost or fair value. The estimate of fair value is equal to the selling price of these loans as they are usually sold within a few weeks of their origination.

Deposits, Securities Sold Under Agreements to Repurchase, Federal Home Loan Bank Advances and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase, advances from the Federal Home Loan Bank and subordinated debt approximate their fair values. Fair values for certificates of deposit, fixed rate advances from the Federal Home Loan Bank are estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on current fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to Pinnacle Financial until such commitments are funded. Pinnacle Financial has determined that the fair value of commitments to extend credit is not significant.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2011 and 2010 were as follows (in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Amount	Estimated Fair Value (1)	Carrying Amount	Estimated Fair Value (1)
Financial assets:				
Cash and cash equivalents	$ 172,163	$ 172,163	$ 188,586	$ 188,586
Securities available-for-sale	894,962	894,962	1,014,317	1,014,317
Securities held-to-maturity	2,329	2,369	4,320	4,412
Mortgage loans held-for-sale	35,363	35,363	16,206	16,206
Loans, net (2)	3,217,376	2,893,526	3,129,865	2,874,894
Derivative assets	17,937	17,937	14,441	14,441
Bank owned life insurance	48,883	48,883	47,724	47,724
Other investments	3,400	3,400	2,693	2,693
Financial liabilities:				
Deposits and securities sold under agreements to repurchase	$ 3,785,931	$ 3,752,490	$ 3,979,352	$ 3,974,408
Federal Home Loan Bank advances	226,069	226,460	121,393	126,399
Subordinated debt	97,476	72,030	97,476	75,360
Derivative liabilities	18,147	18,147	14,639	14,639
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-balance sheet instruments:				
Commitments to extend credit (3)	$ 937,084	$ 1,031	$ 848,023	$ 998
Standby letters of credit (4)	76,176	529	75,172	275

(1) Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market-participant would realize in a hypothetical orderly transaction.

(2) The estimated fair value of loans included in the table above includes a credit risk adjustment of approximately $330 million and $310 million, respectively, at December 31, 2011 and 2010, respectively. The previously disclosed December 31, 2010 fair value of loans has been adjusted to incorporate the credit risk adjustment.

(3) At the end of each quarter, Pinnacle Financial evaluates the inherent risks of the outstanding off-balance sheet commitments to extend credit. In making this evaluation, Pinnacle Financial evaluates the credit worthiness of the borrower, the collateral supporting the commitments and any other factors similar to those used to evaluate the inherent risks of our loan portfolio. Additionally, Pinnacle Financial evaluates the probability that the outstanding commitment will eventually become a funded loan. As a result, at December 31, 2011 and 2010, Pinnacle Financial included in other liabilities $1.2 million and $998,000, respectively, representing the inherent risks associated with these off-balance sheet commitments.

(4) At December 31, 2011 and 2010, the fair value of Pinnacle Financial's standby letters of credit was $260,000 and $275,000. Included in this amount is the unamortized fee associated with these standby letters of credit. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

Note 19. Variable Interest Entities

Under ASC 810, Pinnacle Financial is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810 requires continual reconsideration of conclusions reached regarding which interest holder is a VIE's primary beneficiary and disclosures surrounding those VIE's which have not been consolidated. The consolidation methodology provided in this footnote as of December 31, 2011 and 2010 has been prepared in accordance with ASC 810.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-consolidated Variable Interest Entities

At December 31, 2011, Pinnacle Financial did not have any consolidated variable interest entities to disclose but did have the following non-consolidated variable interest entities: low income housing partnerships, trust preferred issuances, troubled debt restructuring commercial loans, and managed discretionary trusts.

Since 2003, Pinnacle Financial has made equity investments as a limited partner in various partnerships that sponsor affordable housing projects. The purpose of these investments is to achieve a satisfactory return on capital and to support Pinnacle Financial's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within Pinnacle Financial's primary geographic region. These partnerships are considered VIEs because Pinnacle Financial, as the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the success of the entity through voting rights or similar rights. While Pinnacle Financial could absorb losses that are significant to these partnerships as it has a risk of loss for its initial capital contributions and funding commitments to each partnership, it is not considered the primary beneficiary of the partnerships as the general partners whose managerial functions give them the power to direct the activities that most significantly impact the partnerships' economic performance and who are exposed to all losses beyond Pinnacle Financial's initial capital contributions and funding commitments are considered the primary beneficiaries.

Pinnacle Financial has previously issued subordinated debt totaling $82.5 million to PNFP Statutory Trust I, II, III, and IV. These trusts are considered VIEs because Pinnacle Financial's capital contributions to these trusts are not considered "at risk" in evaluating whether the holders of the equity investments at risk in the trusts have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. These trusts were not consolidated by Pinnacle Financial because the holders of the securities issued by the trusts absorb a majority of expected losses and residual returns.

For certain troubled commercial loans, Pinnacle Financial restructures the terms of the borrower's debt in an effort to increase the probability of receipt of amounts contractually due. However, Pinnacle Financial does not assume decision-making power or responsibility over the borrower's operations. Following a debt restructuring, the borrowing entity typically meets the definition of a VIE as the initial determination of whether the entity is a VIE must be reconsidered and economic events have proven that the entity's equity is not sufficient to permit it to finance its activities without additional subordinated financial support or a restructuring of the terms of its financing. As Pinnacle Financial does not have the power to direct the activities that most significantly impact such troubled commercial borrowers' operations, it is not considered the primary beneficiary even in situations where, based on the size of the financing provided, Pinnacle Financial is exposed to potentially significant benefits and losses of the borrowing entity. Pinnacle Financial has no contractual requirements to provide financial support to the borrowing entities beyond certain funding commitments established upon restructuring of the terms of the debt to allow for completion of activities which prepare the collateral related to the debt for sale.

Pinnacle Financial serves as manager over certain discretionary trusts, for which it makes investment decisions on behalf of the trusts' beneficiaries in return for a management fee. The trusts meet the definition of a VIE since the holders of the equity investments at risk do not have the power through voting rights or similar rights to direct the activities that most significantly impact the entities' economic performance. However, since the management fees Pinnacle Financial receives are not considered variable interests in the trusts as all of the requirements related to permitted levels of decision maker fees are met, such VIEs are not consolidated by Pinnacle Financial because it cannot be the trusts' primary beneficiary. Pinnacle Financial has no contractual requirements to provide financial support to the trusts.

The following table summarizes VIE's that are not consolidated by Pinnacle Financial as of December 31, 2011 (in thousands):

	December 31, 2011		December 31, 2010		
Type	**Maximum Loss Exposure**	**Liability Recognized**	**Maximum Loss Exposure**	**Liability Recognized**	***Classification***
Low Income Housing Partnerships	$ 5,917	$ -	$ 4,095	$ -	Other Assets
Trust Preferred Issuances	N/A	82,476	N/A	82,476	Subordinated Debt
Commercial Troubled Debt Restructurings	17,223	-	19,907	-	Loans
Managed Discretionary Trusts	N/A	N/A	N/A	N/A	N/A

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20. Regulatory Matters

Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency (OCC). Pinnacle Financial is also subject to limits on payment of dividends to its stockholders by the rules, regulations and policies of federal banking authorities and by its participation in the CPP. Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle Financial generates sufficient capital through net income from operations to support both anticipated asset growth and dividend payments. Pursuant to federal banking regulations, at December 31, 2011 Pinnacle National may not, without the prior consent of the OCC, pay any dividends to Pinnacle Financial unless such dividends do not exceed current year profits and exceed the net retained earnings less losses of the prior two years. At December 31, 2011, Pinnacle National's retained net profits less losses for the two years then ended were $20.8 million. At December 31, 2011, until such time as it may receive dividends from Pinnacle National, Pinnacle Financial anticipates servicing its preferred stock dividend and subordinated indebtedness requirements from its available cash balances. Pinnacle Financial has informally agreed to obtain prior approval of the Federal Reserve Bank of Atlanta before making dividend payments on its Series A preferred stock and subordinated debt payments on the subordinated debentures associated with its affiliated trusts' trust preferred securities or causing Pinnacle National to pay dividends.

Pinnacle Financial and its banking subsidiary are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle National must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle Financial's and Pinnacle National's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and its banking subsidiary to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2011, that Pinnacle Financial and Pinnacle National met all capital adequacy requirements to which they are subject. To be categorized as well-capitalized, Pinnacle Financial and Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Pinnacle Financial and Pinnacle National's actual capital amounts and ratios are presented in the following table (in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2011						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 579,877	15.3%	$ 302,433	8.0%	$ 380,799	10.0%
Pinnacle National	$ 528,436	14.0%	$ 301,838	8.0%	$ 380,063	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$ 523,277	13.8%	$ 151,216	4.0%	$ 228,479	6.0%
Pinnacle National	$ 471,928	12.5%	$ 150,919	4.0%	$ 228,038	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$ 523,277	11.4%	$ 184,138	4.0%	N/A	N/A
Pinnacle National	$ 471,928	10.3%	$ 183,431	4.0%	$ 229,289	5.0%
At December 31, 2010						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 559,296	15.4%	$ 291,128	8.0%	$ 367,671	10.0%
Pinnacle National	$ 487,204	13.4%	$ 290,589	8.0%	$ 367,006	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$ 501,337	13.8%	$ 145,564	4.0%	$ 220,603	6.0%
Pinnacle National	$ 429,328	11.8%	$ 145,295	4.0%	$ 220,204	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$ 501,337	10.7%	$ 187,463	4.0%	N/A	N/A
Pinnacle National	$ 429,328	9.2%	$ 186,812	4.0%	$ 233,514	5.0%

(*) Average assets for the above calculations were based on the most recent quarter.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2010, the OCC required Pinnacle National to maintain a minimum Tier 1 capital to average assets ratio of 8% and a minimum total capital to risk-weighted assets ratio of 12%. During the fourth quarter of 2011, the OCC lifted this individual minimum capital requirement but Pinnacle National maintained it as an internal target. As noted above, Pinnacle National had 10.3% of Tier 1 capital to average assets and 14.0% of total capital to risk-weighted assets at December 31, 2011. At December 31, 2011, Pinnacle Financial has $36.5 million of cash available, if required, for further capital support of Pinnacle National.

Note 21. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011:

CONDENSED BALANCE SHEETS

	2011	2010
Assets:		
Cash and cash equivalents	$ 36,496,508	$ 64,144,219
Investments in consolidated subsidiaries	743,704,779	690,046,284
Investment in unconsolidated subsidiaries:		
PNFP Statutory Trust I	310,000	310,000
PNFP Statutory Trust II	619,000	619,000
PNFP Statutory Trust III	619,000	619,000
PNFP Statutory Trust IV	928,000	928,000
Other investments	3,400,183	2,693,315
Current income tax receivable	478,134	10,365,547
Other assets	6,439,735	5,822,711
	$ 792,995,339	$ 775,548,076
Liabilities and stockholders' equity:		
Income taxes payable to subsidiaries	$ 309,118	$ 15,548,096
Subordinated debt and other borrowings	82,476,000	82,476,000
Other liabilities	65,653	66,693
Stockholders' equity	710,144,568	677,457,287
	$ 792,995,339	$ 775,548,076

CONDENSED STATEMENTS OF OPERATIONS

	2011	2010	2009
Revenues	$ 1,228,999	$ 1,054,997	$ 364,501
Expenses:			
Interest expense – subordinated debentures	2,082,836	2,749,085	3,318,982
Stock-based compensation expense	4,435,739	3,981,013	3,251,003
Other expense	669,560	702,728	888,709
Loss before income taxes and equity in undistributed income (loss) of subsidiaries	(5,959,136)	(6,377,829)	(7,094,193)
Income tax benefit	(7,641,435)	(2,125,035)	(2,420,852)
Income (loss) before equity in undistributed income of subsidiaries and accretion on preferred stock discount	1,682,299	(4,252,794)	(4,673,341)
Equity in undistributed income (loss) of subsidiaries	42,055,068	(20,047,698)	(30,826,626)
Net income (loss)	43,737,367	(24,300,492)	(35,499,967)
Preferred stock dividends	4,606,493	4,815,972	4,815,972
Accretion on preferred stock discount	2,058,146	1,326,050	1,113,986
Net income (loss) available to common stockholders	$ 37,072,728	$ (30,442,514)	$ (41,429,925)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2011	2010	2009
***Operating activities*:**			
Net income (loss)	$ 43,737,367	$ (24,300,492)	$ (35,499,967)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Stock-based compensation expense	4,435,739	3,981,013	3,251,003
Loss (gain) on other investments	(313,562)	(272,116)	126,181
Decrease in income tax payable, net	(5,351,564)	12,796,200	(6,996,798)
(Increase) decrease in other assets	124,239	(2,408,735)	(3,345,104)
Increase (decrease) in other liabilities	(1,040)	(19,339,542)	19,098,558
Excess tax benefit from stock compensation	(13,819)	(16,776)	(53,538)
Deferred tax (expense) benefit	(636,040)	842,292	1,161,845
Equity in undistributed (income) loss of subsidiaries	(42,055,068)	20,047,698	30,826,626
Net cash provided by (used in) operating activities	(73,748)	(8,670,458)	8,568,806
***Investing activities*:**			
Investment in consolidated subsidiaries:			
Banking subsidiaries	-	(25,000,000)	(80,787,000)
Other subsidiaries	-	(200,000)	(100,000)
Investments in other entities	(393,304)	(422,076)	(576,689)
Net cash used by investing activities	(393,304)	(25,622,076)	(81,463,689)
***Financing activities*:**			
Net increase (decrease) in borrowings from line of credit	-	-	(18,000,000)
Exercise of common stock warrants	-	285,000	300,000
Exercise of common stock options	1,447,362	3,037,064	666,034
Preferred dividends paid	(4,891,840)	(4,750,000)	(4,393,751)
Excess tax benefit from stock compensation arrangements	13,819	16,776	53,538
Partial redemption of preferred shares outstanding	(23,750,000)	-	-
Issuance of common stock, net of offering costs	-	-	109,027,785
Issuance of preferred stock, net of offering costs	-	-	-
Net cash (used in) provided by financing activities	(27,180,659)	(1,411,160)	87,653,606
Net increase (decrease) in cash	(27,647,711)	(35,703,694)	14,758,723
Cash and cash equivalents, beginning of year	64,144,219	99,847,913	85,089,190
Cash and cash equivalents, end of year	$ 36,496,508	$ 64,144,219	$ 99,847,913

Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the OCC. Pinnacle National did not pay any dividends to Pinnacle Financial during the years ended December 31, 2011 or 2010. During the year ended December 31, 2009, Pinnacle National paid dividends of $8,213,000 to Pinnacle Financial.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for each of the years in the three-year period ended December 31, 2011 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Interest income	$ 47,224	$ 47,789	$ 46,888	$ 46,446
Net interest income	29,882	31,208	34,723	33,854
Provision for loan losses	6,139	6,587	3,632	5,439
Net income before taxes	3,505	6,660	9,128	9,207
Net income	3,505	6,372	26,101	7,760
Net income available to common stockholders	2,011	4,844	24,537	5,681
Basic net income per share available to common stockholders	*$ 0.06*	*$ 0.14*	*$ 0.74*	*$ 0.17*
Diluted net income per share per share available to common stockholders	*$ 0.06*	*$ 0.14*	*$ 0.72*	*$ 0.17*
2010				
Interest income	$ 52,690	$ 50,929	$ 50,650	$ 49,079
Net interest income	36,560	35,697	36,060	36,056
Provision for loan losses	13,226	30,509	4,789	5,171
Net (loss) income before taxes	(4,347)	(20,734)	2,091	3,098
Net (loss) income	(3,822)	(26,364)	2,091	3,796
Net (loss) income available to common stockholders	(5,368)	(27,871)	549	2,248
Basic net (loss) income per share available to common stockholders	*$ (0.16)*	*$ (0.85)*	*$ 0.02*	*$ 0.07*
Diluted net (loss) income per share per share available to common stockholders	*$ (0.16)*	*$ (0.85)*	*$ 0.02*	*$ 0.07*
2009				
Interest income	$ 49,518	$ 50,028	$ 52,442	$ 53,727
Net interest income	28,700	30,512	34,548	37,030
Provision for loan losses	13,610	65,320	22,134	15,694
Net income (loss) before taxes	2,983	(54,813)	(7,130)	(5,935)
Net income (loss)	2,090	(31,776)	(3,347)	(2,467)
Net income (loss) available to common stockholders	643	(33,247)	(4,852)	(3,977)
Basic net income (loss) per share available to common stockholders	*$ 0.03*	*$ (1.33)*	*$ (0.15)*	*$ (0.12)*
Diluted net income (loss) per share per share available to common stockholders	*$ 0.03*	*$ (1.33)*	*$ (0.15)*	*$ (0.12)*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
March 2, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited Pinnacle Financial Partners, Inc.'s (the Company's) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pinnacle Financial Partners, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pinnacle Financial Partners, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 2, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
March 2, 2012

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. ('the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment we believe that, as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the Company's internal control over financial reporting. This report appears on page 110 of this Annual Report.

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Global Select Market under the symbol "PNFP" and has traded on that market since July 3, 2006. The following table shows the high and low closing sales price information for Pinnacle Financial's common stock for each quarter in 2011 and 2010 as reported on the Nasdaq Global Select Market.

	Price Per Share	
	High	Low
2011:		
First quarter	$ 16.60	$ 13.55
Second quarter	16.82	14.15
Third quarter	16.21	10.52
Fourth quarter	16.65	10.28
2010:		
First quarter	$ 16.88	$ 13.10
Second quarter	18.93	11.81
Third quarter	14.33	8.51
Fourth quarter	13.74	9.27

As of February 24, 2012, Pinnacle Financial had approximately 3,579 stockholders of record.

Pinnacle Financial has not paid any cash dividends on our common stock since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National has achieved a level of profitability appropriate to fund such dividends and support asset growth. For further discussion regarding Pinnacle Financial's ability to pay dividends on its common stock, see "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Dividends*" above.

STOCKHOLDER RETURN PERFORMANCE GROWTH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the NASDAQ Composite Index and our peer group for the period commencing on December 31, 2006 and ending December 31, 2011 (the "Measuring Period"). The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2006. The change in cumulative total return is measured by dividing the change in share price between the beginning and end of each Measuring Period by the share price at the beginning of the Measuring Period. As the Company paid no cash dividends, the impact of the dividends is not applicable to the Company's total return. However, cash dividends may impact the cumulative returns of the two indices.

Cumulative Total Returns(1)
Comparison of

**PINNACLE FINANCIAL PARTNERS, INC.
NASDAQ COMPOSITE INDEX,
PEER GROUP(2) AND SNL BANK $1B-$5B**


Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Pinnacle Financial Partners, Inc.
NASDAQ Composite
PNFP Peer Group Index
SNL Bank $1B-$5B

(1) Assumes $100 invested on December 31, 2006 in Pinnacle Financial Partners, Inc. Common Stock (PNFP) and the two indices noted above.

(2) The peer group was developed by SNL and is a composite of 49 banking institutions headquartered in the Southeastern United States with assets of $1 billion to $5 billion. SNL Financial is a research firm focused on banking and other industries and is located in Charlottesville, Virginia.

Board of Directors

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gordon Bone
Partner and Licensed
General Contractor
B & B Enterprise

Gregory L. Burns
Founder, President and CEO
NeighborMD Management, LLC

Colleen Conway-Welch
Dean
Vanderbilt University
School of Nursing

James C. Cope
Partner
Cope, Hudson, Reed &
McCreary, PLLC

William H. Huddleston, IV
President
Huddleston-Steele Engineering, Inc.

Ed C. Loughry, Jr.
Vice Chairman
Pinnacle Financial
Partners, Inc.
(Formerly Chairman and Chief Executive Officer of Cavalry Bancorp, Inc.)

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Hal N. Pennington
Executive Chairman
Genesco, Inc.

Wayne J. Riley, MD
President and CEO
Meharry Medical College

Gary L. Scott
Retired Chairman and Chief
Executive Officer of Mid-America
Bancshares, Inc. and
PrimeTrust Bank

M. Terry Turner
President and
Chief Executive Officer
Pinnacle Financial Partners, Inc.

Director Emeritus

Robert E. McNeilly, Jr.
Retired Chairman of First
American's Nashville Bank
and President of First
American Trust Company

Leadership Team

M. Terry Turner
President and Chief
Executive Officer

Robert A. McCabe, Jr.
Chairman

Hugh M. Queener
Executive Vice President and
Chief Administrative Officer

Harold R. Carpenter
Executive Vice President and
Chief Financial Officer

J. Harvey White
Chief Credit Officer

Ronald K. Carter
Senior Vice President and
Area Manager – Client Services
Rutherford/Bedford County

Gary L. Collier
Executive Vice President
and Manager, Pinnacle
Asset Management

Michael B. DiStefano
Executive Vice President and
Manager, Client Advisory Group –
Knoxville

R. Dale Floyd
Senior Vice President and
Manager, Client Advisory Group –
Rutherford County

D. Michael Hammontree, Jr.
Senior Vice President and
Research and Product
Development Director

Gerald M. Hampton
Executive Vice President
and Financial Advisor

Karen C. Hargis
Senior Vice President and
Area Manager – Client Services

Michael E. Hendren
Senior Vice President and
Senior Credit Officer

Timothy H. Huestis
Senior Vice President and
Senior Credit Officer

Nathan A. Hunter
President – Knoxville

Joanne B. Jackson
Executive Vice President and
Manager, Client Services Group

Sarae H. Janes
Senior Vice President and
Communications Director

D. Kim Jenny
Senior Vice President and
Risk and Performance
Management Officer

H. Maclin Johnston
Chief Investment Officer

William S. Jones
Executive Vice President and
Rutherford County Area Executive

M. Glenn Layne
Senior Vice President and
Senior Credit Officer –
Rutherford County

Scott R. McCormick
Senior Vice President and
Wilson County Area Executive

Charles B. McMahan
Executive Vice President
and Senior Credit Officer

Robert D. Newman
Senior Vice President and
Manager, Trust and
Investment Advisory

Dianne C. Porter
Senior Vice President and
Manager, Loan Review

Dan L. Stubblefield
Senior Vice President and
Corporate Controller

James O. Sweeney, III
Senior Vice President and
Senior Product Manager

Jason K. West
Executive Vice President and
Manager, Special Assets Group

Rachel M. West
Executive Vice President and
Chief People Officer

Larry J. Whisenant
Senior Vice President and
Area Manager – Client Services

J. Edward White
Executive Vice President and
Manager, Client Advisory Group

Randall L. Withrow
Senior Vice President and
Chief Information Officer

Investor Relations:

Shareholders and others seeking a copy of the Firm's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Ave. South, Suite 900
Nashville, TN 37201
(615) 744-3742

General Counsel:

Bass, Berry & Sims PLC
Nashville, Tennessee

Independent Registered Public Accounting Firm:

KPMG LLP
Nashville, Tennessee

Stock Listing:

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq Global Select market under the trading symbol "PNFP."

Shareholders Services:

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, NJ 07016-3572

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 17, 2012. The meeting will be held at Pinnacle Financial Partners, Pinnacle at Symphony Place, 150 Third Ave. South, Nashville, TN. Further information regarding this meeting can be found in the firm's proxy statement for the 2012 Annual Meeting.

Pinnacle FINANCIAL PARTNERS

Middle Tennessee

Davidson County

Belle Meade
4328 Harding Pike
Nashville, TN 37205
(615) 690-1460

Bellevue
7651 Hwy. 70 South
Nashville, TN 37221
(615) 743-8300

Donelson
424 Donelson Pike
Nashville, TN 37214
(615) 743-6010

Downtown Nashville
Pinnacle at Symphony Place
150 Third Ave. South
Nashville, TN 37201
(615) 744-3705

Goodlettsville
847 Conference Drive
Goodlettsville, TN 37072
(615) 744-3290

Green Hills
2307 Crestmoor Drive
Nashville, TN 37215
(615) 743-3500

Hermitage
4715 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 743-6060

West End
2300 West End Avenue
Nashville, TN 37203
(615) 690-4000

100 Oaks
2833 Bransford Ave.
Nashville, TN 37204
(615) 690-1440

Rutherford County

Murfreesboro
114 West College St.
Murfreesboro, TN 37130
(615) 849-4236

2035 S.E. Broad St.
Murfreesboro, TN 37130
(615) 849-4239

1645 N.W. Broad St.
Murfreesboro, TN 37129
(615) 849-4242

123 Cason Lane
Murfreesboro, TN 37128
(615) 849-4241

1745 Memorial Blvd.
Murfreesboro, TN 37129
(615) 849-4240

2604 South Church St.
Murfreesboro, TN 37128
(615) 849-4243

Smyrna
69 South Lowry St.
Smyrna, TN 37167
(615) 904-3210

467 Sam Ridley Pkwy. West
Smyrna, TN 37167
(615) 849-4244

Williamson County

Brentwood
128 Franklin Road
Brentwood, TN 37027
(615) 744-5100

Cool Springs
7040 Carothers Pkwy.
Franklin, TN 37067
(615) 744-3770

1717 Mallory Lane
Brentwood, TN 37027
(615) 743-8230

Franklin
216 South Royal Oaks Blvd.
Franklin, TN 37064
(615) 690-4030

Wilson County

Mt. Juliet
551 North Mt. Juliet Road
Mt. Juliet, TN 37122
(615) 773-6600

11400 Lebanon Road
Mt. Juliet, TN 37122
(615) 773-6680

Lebanon
1412 W. Baddour Pkwy.
Lebanon, TN 37087
(615) 466-5480

411 South Cumberland
Lebanon, TN 37087
(615) 466-5700

Bedford County

Shelbyville
604 North Main St.
Shelbyville, TN 37160
(931) 680-0734

Cheatham County

Ashland City
524 South Main St.
Ashland City, TN 37015
(615) 743-8330

Dickson County

Dickson
501 Hwy. 46 South
Dickson, TN 37055
(615) 740-8240

Sumner County

Hendersonville
270 East Main St.
Hendersonville, TN 37075
(615) 690-4045

East Tennessee

Knox County

Northshore
1111 Northshore Dr
Suite S130
Knoxville, TN 37919
(865) 766-3000

Farragut
241 Brooklawn St.
Knoxville, TN 37934
(865) 766-3070

Fountain City
5019 North Broadway
Knoxville, TN 37918
(865) 766-3050


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Member FDIC